SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2012

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

1. ANALYSIS OF FINANCIAL POSITION

a)	Statement of Financial position

The principal components of assets and liabilities are at year end, as follows:

Assets	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Current assets	2,698,968	2,462,660
Non-current assets	10,852,218	10,089,518

Total assets	13,551,186	12,552,178

Liabilities	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Current liabilities	1,425,287	1,031,945
Non-current liabilities	5,160,140	4,490,083
Non-parent participation	74,437	90,543
Net equity attributable to parent company	6,891,322	6,939,607

Total net equity and liabilities	13,551,186	12,552,178

As of December 31, 2012, total assets increased by 7.96% or US$ 999 million compared to December 31, 2011. This increase is mainly attributable to an increase in the balance of Property, plant and equipment due to purchase investments Flakeborard with 2 plants operating in Canada and 5 plants in United States and a plant of Moncure in United States, in addition to investments in companies by increased contributions in our joint ventures in Uruguay.

Moreover, liabilities increased US$ 1,063 million mainly attributable to an increase in Financial Liabilities as a result of bonds issued in January and April 2012 of US$ 733 million, and the recognition of deferred tax US$ 137 million (net effect in results US$ 129 million) due to change of rate according to Law N° 20,630, which among other changes, increased the rate of first category tax to 20%, on a permanent basis.

The main financial and operating indicators relating to balance are as follows:

Liquidity ratios	12-31-2012	12-31-2011
Current ratio	1.89	2.39
Acid ratio	1.14	1.34

Debt indicators	12-31-2012	12-31-2011
Debt to equity ratio	0.95	0.79
Short-term debt to total debt	0.22	0.19
Long-term debt to total debt	0.78	0.81

	12-31-2012	12-31-2011
Financial expenses covered	2.33	4.94

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Activity ratio	12-31-2012	12-31-2011
Inventory turnover	2.94	2.68
Inventory turnover (excluding biological assets)	3.91	3.79
Inventory permanence-days	122.63	134.15
Inventory permanence (excluding biological assets)	92.09	95.08

The current liquidity ratio and the acid ratio for the current period has decreased this year compared to the period 2011. This is due to a lower proportional increase in current assets compared to a proportional reduction in the variation of current liabilities, which in turn is explained by an increase in current financial liabilities product of bonds issued and bank loans, partially offset by a decrease in liabilities for income tax and dividend.

As of December 31, 2012, the short-term debt represented 22% of total liabilities (19% as of December 31, 2011).

The ratio of financial expenses covered decreased from 4.94 to 2.33. This drop is mainly attributable to a lower net income in 2012, compared to the same period of 2011.

b)	Statements of income

Profit before Income Tax

Profit before Income Tax registered a profit of US$ 312 million compared to a profit of US$ 773 million in the same period of the previous year, a decrease of US$ 462 million, The effect is explained by the factors described in the following table:

Item	Million U.S.$
Gross margin	(360)
Other operating income	(84)
Other operating expenses	10
Financial costs	(37)
Difference of exchange	8

Others item	1

Net change in income before income tax	(462)

Gross Margin presents a profit of U.S.$ 1,132 million, a decrease of U.S.$ 360 million compared to the same period (U.S.$ 1,492 million) caused by a proportional increase in Cost of sales and a decrease in sales prices, despite the increase in sales volumes, mainly in the cellulose business.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

ANALYSIS OF FINANCIAL POSITION, continued

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Pulp	1,994,399	2,161,214
Sawn timber	765,439	734,889
Panels	1,331,981	1,289,737
Forestry	156,950	164,079
Other	31,533	24,576

Total revenues	4,280,302	4,374,495

Sales costs	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Wood	719,408	639,574
Forestry work	583,038	588,779
Depreciation	236,671	216,967
Other costs	1,609,401	1,437,135

Total sales costs	3,148,518	2,882,455

Profitability index	12-31-2012	12-31-2011
Profitability on equity	2.01	8.95
Profitability on assets	1.08	4.95
Return on operating assets	1.76	5.21

Profitability ratios	12-31-2012	12-31-2011
Income per share (U.S.$) (1)	1.20	5.41
EBITDA (MThU.S.$)	878.6	1,307.7
Income after tax (ThU.S.$) (2)	140,471	620,786
Gross margin (ThU.S.$)	1,131,784	1,492,040
Financial costs (ThU.S.$)	(233,703)	(196,356)

(1)	Earnings per share refer to the profit to net equity to parent company.
(2)	Includes interest.

2. DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Financial Statements according to International Financial Reporting Standards and instructions issued by the Chilean Securities Commission.

We believe that there are no substantial differences between the economic value of our assets and the value reflected in these Financial Statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

3. MARKET SITUATION

Pulp Division

Pulp sales reached US$ 520.7 million (including energy sales) for the fourth quarter of 2012, an increase of 6.0% compared to the previous quarter. This increase was mainly due to higher sales volume of 3.4% and higher average prices of 0.1%.

The last quarter of 2012 was stable regarding prices and volumes sold. There were not significant changes, only a small price increase in long fiber towards the end of the quarter in Asia; however, prices have not reached early-2012 levels. The economic situation in Europe and the Chinese economic activity adjustment continue to add pressure over the paper market in general.

Considering all pulp grades in long and short fiber, world inventories ended with a slight decline, two days of inventory less than December 2011. This decline is mainly due to long fiber inventories that fell seven days. On the other hand, short fiber increased two days. Compared to the previous quarter, inventories stood stable at 32 days. However, during the quarter long fiber increased three days, while short fiber declined in six days mainly during December.

In Europe, despite the low demand for pulp that goes to printing and writing paper, total pulp consumption in the fourth quarter of 2012 was 2.6% higher than the same quarter in 2011. Such increase in demand is mainly explained by the growth in tissue paper production and especially paper, but it was not strong enough to impact with price increases. Supply grew because of integrated paper mill closures that only stopped its paper production but not its pulp production, offering its pulp surplus to the market. This surplus is mainly in long fiber, however, it impacted the market as a whole.

The Chinese economy continued its adjustment period, which affected pulp and paper’s demand expansion. Again, the most affected was printing and writing paper, and to a less extent, specialty paper. Tissue paper continued with a significant expansion level. The oversupply and overcapacity in Europe also stopped price increases in China and Asia in general. Although towards the end of the quarter there was a price increase in long fiber, this was only by 1.5%. In short fiber, prices stood stable. The rest of Asia followed the same trends as in China.

Other markets such as Middle East and Latin America had a stable demand but were also influenced by the long fiber overcapacity, especially in the Middle East and in Brazil. In the Brazilian market the Scandinavian and North American producers were especially aggressive in long fiber paper grade and long fiber fluff grade, respectively.

Sawn Timber Division

Our Sawn Timber division had total sales of US$ 208.2 million for the fourth quarter of 2012, representing an 8.1% increase compared to the previous quarter. This increase was mainly due to higher average prices and volume sales of 7.8% and 0.3%, respectively.

When compared with the same period of 2011, sawn timber and remanufactured wood products sales increased 15.3%, mainly due to higher average prices of 11.0% and higher sales volume of 3.9%.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

The real estate and construction sectors in the United States had a positive growth in the fourth quarter of 2012. The housing Starts index reached 954,000 units in December, a 36.9% increase if compared to December 2011. Although this was a strong increase, that level is still low when compared to the 10 year historical average. During the fourth quarter of 2012, sales prices of moldings in the United States stood stable if compared to the third quarter of the same year.

During this fourth quarter, sawn timber markets had a small decline. Sales volumes were stable, however, there was pressure for price cuts.

Also, inventories of logs in China decreased, adding a positive pressure for price increases.

Panels Division

Panel’s sales reached US$ 424.1 million in the fourth quarter of this year, an increase of 39.7% when compared to the US$ 303.7 million obtained in the third quarter of the year. This increase is mainly explained by an increase in sales volume of 56.1% due to the consolidation of Flakeboard and partially offset by lower prices of 2.3%.

Compared with the same quarter of 2011, sales were 40.2% higher, mainly explained by an increase in sales volume of 54.2%, partially offset by lower average prices of 3.5%.

Our sales volume of Plywood decreased 38% respect to the year 2011, mainly explained by lower supply capacity due to the fire of our Nueva Aldea plywood mill.

Regarding our MDF boards, sales volume increased 86% when comparing 4Q of 2012 with 4Q of 2011, and a 32% increase when comparing full year 2012 with the precious year. These increases are explained by a larger production capacity after the acquisition of the Moncure mill and Flakeboard in North America.

Sales volume of our Particleboard products had a 130% increase when comparing 4Q of 2012 with 4Q of 2011. This is also explained by the acquisitions of Moncure and Flakeboard during 2012 which came along with higher sales volumes in the United States and Canada, and also because of the new production capacity of our new Teno mill in Chile.

MDF Moldings had a 15% increase in sales volume during full year 2012, mainly explained by higher sales to USA and Europe, especially in Russia and the Netherlands. The increase in sales in North America is due to a recovery in housing starts, which has triggered a higher demand of our moldings used in construction and remodeling.

Our Hardboard volume sales grew 24% respect to the third quarter of 2011, and 6.5% above full year 2011, mainly driven by higher sales in Chile and Mexico.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

4. ANALYSIS OF CASH FLOW

The main components of net cash flow in each period are as follows:

	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Positive (negative) Cash flow

Cash flow from operating activities	458,492	982,237
Cash flow from financing activities:
Loan and bond payments	860,047	(187,686)
Dividend payments	(196,816)	(291,512)
Others	(15,147)	(1,986)
Cash flow from investment activities:
Purchase and sales of permanent investments (net)	(410,625)	(426,729)
Incorporation and sale of property, plant and equipment	(473,582)	(577,305)
Incorporation and sale of biological assets	(115,345)	(134,286)
Loan to related companies (net)	(22,000)	(65,500)
Others	(5,487)	(5,037)

Positive Net cash flow (negative)	79,537	(707,804)

The operating cash flow has a positive balance of U.S.$ 458 million in the current year, with differences over the previous year (positive balance of U.S. $ 982 million) mainly due to an increase in payments for income taxes and an increase in payments to suppliers and employees, supplemented by a decrease in the flow by collecting insurance payments.

Regarding flow from financing activities, the positive balance of U.S.$ 648 million in the current year compared to a deficit of U.S.$ 481 million in the previous year. This variation is mainly due to bond issues for U.S.$ 733 million in the year 2012.

In relation to the flow of investment, the current financial year decreased U.S.$ 1,027 million (U.S.$ 1,209 million in 2011), mainly due to lower capital investments and lower payments for acquisition of property, plant and equipment in the year 2012.

5. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of December 31, 2012, a ratio of fixed rate debt to total consolidated debt of approximately 87.6%, which it believes is consistent with industry standards. The Company does not engage in futures against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited, in large part because the Company maintains one of the lowest cost structures in the industry.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$

Assets
Current Assets
Cash and cash equivalents	4	395,716	315,901
Other current financial assets	23	1,012	0
Other current non-financial assets	25	207,889	207,196
Trade and other current receivables	23	825,869	740,416
Accounts receivable from related companies	13	130,423	70,179
Current Inventories	3	815,782	795,104
Current biological assets	20	252,744	281,418
Current tax assets		55,923	37,153

Total Current Assets other than assets or disposal groups classified as held for sale		2,685,358	2,447,367

Non-Current Assets or disposal groups classified as held for sale	22	13,610	15,293
Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		13,610	15,293
Total Current Assets		2,698,968	2,462,660
Non-Current Assets
Other non-current financial assets	23	61,350	25,812
Other non-current non-financial assets	25	125,254	99,901
Trade and other non-current receivables	23	11,877	7,332
Investments accounted for using equity method	15-16	1,048,463	886,706
Intangible assets other than goodwill	19	22,311	17,609
Goodwill	17	58,645	59,124
Property, plant and equipment	7	5,889,137	5,393,978
Non-current biological assets	20	3,473,442	3,463,166
Deferred tax assets	6	161,739	135,890
Total non-Current Assets		10,852,218	10,089,518
Total Assets		13,551,186	12,552,178

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Note	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$

Equity and liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	808,614	248,992
Trade and other current payables	23	490,191	397,073
Accounts payable to related companies	13	9,168	9,785
Other current provisions	18	8,875	8,607
Current tax liabilities		12,264	144,989
Current provisions for employee benefits	10	3,945	3,307
Other current non-financial liabilities	25	92,230	219,192
Total Current Liabilities		1,425,287	1,031,945
Non-Current Liabilities
Other non-current financial liabilities	23	3,606,310	3,063,471
Other non-current provisions	18	13,281	9,688
Deferred tax liabilities	6	1,395,654	1,256,233
Non-current provisions for employee benefits	10	43,491	36,102
Other non-current non-financial liabilities	25	101,404	124,589
Total non-current liabilities		5,160,140	4,490,083
Total liabilities		6,585,427	5,522,028
Equity
Issued capital		353,176	353,176
Retained earnings		6,754,725	6,683,252
Other reserves		(216,579)	(96,821)
Equity attributable to parent company		6,891,322	6,939,607
Non-controlling interests		74,437	90,543
Total equity		6,965,759	7,030,150
Total equity and liabilities		13,551,186	12,552,178

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF INCOME

	Note	2012 ThU.S.$	2011 ThU.S.$
Income Statement

Revenue	9	4,280,302	4,374,495
Cost of sales	2	(3,148,518)	(2,882,455)
Gross profit		1,131,784	1,492,040
Other income	2	390,506	475,014
Distribution costs	2	(451,846)	(477,628)
Administrative expenses	2	(474,025)	(415,521)
Other expense	2	(80,401)	(90,313)
Other gains (losses)	14	16,133	0
Profit (loss) from operating activities		532,151	983,592
Finance income	2	17,778	24,589
Finance costs	2	(233,703)	(196,356)
Share of profit (loss) of associates and joint ventures accounted for using equity method	15	14,253	(11,897)
Exchange rate differences		(18,858)	(26,643)
Income before income tax		311,621	773,285
Income Tax	6	(171,150)	(152,499)
Profit (loss) from continuing operations		140,471	620,786
Profit (loss) from discontinued operations
Net Income		140,471	620,786

Net income attributable to
Net income attributable to parent company		135,813	612,553
Income attributable to non-controlling interests		4,658	8,233
Profit (loss)		140,471	620,786

Basic earnings per share
Earnings per share from continuing operations		0.0012003	0.0054135

		0.0012003	0.0054135

Earnings per diluted shares
Earnings per diluted share from continuing operations		0.0012003	0.0054135

Basic earnings per diluted share		0.0012003	0.0054135

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Note	2012 ThU.S.$	2011 ThU.S.$

Profit (loss)		140,471	620,786
Components of other comprehensive income, before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	(105,250)	(145,775)
Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	(24,019)	(12,767)
Share of other comprehensive income of associates and joint ventures accounted for using equity		1,276	(3,502)

Other comprehensive income, net of tax		(127,993)	(162,044)

Income tax relating to cash flow hedges of other comprehensive income	6-23	4,823	932
Other comprehensive income		(123,170)	(161,112)
Total comprehensive income		17,301	459,674

Comprehensive Income attributable to
Comprehensive income, attributable to owners of parent		16,055	456,978
Comprehensive income, attributable to non-controlling interests		1,246	2,696

Total comprehensive income		17,301	459,674

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

12-31-2012	Issue Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Participation in other Comprehensive Income in Associates and Joint Venture ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non-controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2012	353,176	(67,539)	(25,914)	(3,368)	(96,821)	6,683,252	6,939,607	90,543	7,030,150

Comprehensive income
Net income						135,813	135,813	4,658	140,471
Other comprehensive income, net of tax		(101,838)	(19,196)	1,276	(119,758)		(119,758)	(3,412)	(123,170)
Comprehensive income		(101,838)	(19,196)	1,276	(119,758)	135,813	16,055	1,246	17,301
Dividends						(64,340)	(64,340)	(17,352)	(81,692)
Total Changes in equity	0	(101,838)	(19,196)	1,276	(119,758)	71,473	(48,285)	(16,106)	(64,391)
Closing balance at 12/31/2012	353,176	(169,377)	(45,110)	(2,092)	(216,579)	6,754,725	6,891,322	74,437	6,965,759

12-31-2011	Issue Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Participation in other Comprehensive Income in Associates and Joint Venture ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non-controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2011	353,176	72,699	(14,079)	134	58,754	6,320,264	6,732,194	108,381	6,840,575

Comprehensive income
Net income						612,553	612,553	8,233	620,786
Other comprehensive income, net of tax		(140,238)	(11,835)	(3,502)	(155,575)		(155,575)	(5,537)	(161,112)
Comprehensive income		(140,238)	(11,835)	(3,502)	(155,575)	612,553	456,978	2,696	459,674
Dividends					0	(249,565)	(249,565)	(20,534)	(270,099)
Total Changes in equity	0	(140,238)	(11,835)	(3,502)	(155,575)	362,988	207,413	(17,838)	189,575
Closing balance at 12/31/2011	353,176	(67,539)	(25,914)	(3,368)	(96,821)	6,683,252	6,939,607	90,543	7,030,150

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CASH FLOWS

	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
STATEMENTS OF CASH FLOWS
Cash Flows from (used in) Operating Activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	4,704,743	4,606,542
Receipts from premiums and claims, annuities and other policy benefits	132,983	270,663
Other cash receipts from operating activities	291,122	276,650
Classes of cash payments
Payments to suppliers for goods and services	(3,862,438)	(3,532,728)
Payments to and on behalf of employees	(420,885)	(329,158)
Other cash payments from operating activities	(27,893)	(5,151)
Dividends received	3,531	1,720
Interest paid	(165,854)	(180,046)
Interest received	8,722	14,009
Income taxes refund (paid)	(202,881)	(138,621)
Other (outflows) inflows of cash, net	(2,658)	(1,643)
Net Cash flows from Operating Activities	458,492	982,237

Cash flows (used in) investing activities

Cash flow used in obtaining control of subsidiaries or other businesses	(253,808)	(6,972)
Cash flow used to contributions in associates	(13,560)	(242,360)
Other cash receipts from sales of participations in joint ventures	6,607	0
Capital contributions to joint ventures	(149,864)	(177,397)
Loans to related parties	(60,500)	(199,666)
Proceeds from sale of property, plant and equipment	7,920	14,023
Purchase of property, plant and equipment	(481,502)	(591,328)
Proceeds from sales of intangible assets	3,250	0
Purchase of intangible assets	(8,623)	(7,619)
Proceeds from sale of other long-term assets	3,305	5,074
Purchase of biological assets	(118,650)	(139,360)
Cash receipts from repayment of advances and loans made to related parties	38,500	134,166
Other outflows of cash, net	(114)	2,582
Cash flows used in Investing Activities	(1,027,039)	(1,208,857)

Cash flows from (used in) Financing Activities

Total loans obtained	1,836,410	713,624
Proceeds from short-term borrowings	942,839	0
Loans obtained in long term	893,571	713,624
Repayments of borrowings	(976,363)	(901,310)
Dividends paid by the parent company	(178,889)	(270,767)
Dividends paid by subsidiaries or special purpose companies	(17,927)	(20,745)
Interest paid	(13,600)	0
Other inflows of cash, net	(1,547)	(1,986)
Cash flows from (used in) Financing Activities	648,084	(481,184)

Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	79,537	(707,804)

Effect of exchange rate changes on cash and cash equivalents	278	(20,129)

Net increase (decrease) of Cash and Cash equivalents	79,815	(727,933)

Cash and cash equivalents, at the beginning of the period	315,901	1,043,834

Cash and cash equivalents, at the end of the period	395,716	315,901

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. PRESENTATION OF FINANCIAL STATEMENTS

Entity Information

Name of Reporting Entity

Celulosa Arauco y Constitución S.A. (the “Company” and together with its subsidiaries, “Arauco”), tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (the “Superintendency”) under No. 042 on June 14, 1982. Forestal Cholguán S.A., subsidiary of Arauco, is also registered in the Registry under No. 030. Additionally, the Company is registered as a non-accelerated filer with the Securities and Exchange Commission of the United States.

The Company’s head office address is El Golf Avenue 150, floor 14th, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of forestry and wood products. Its main operations are focused on the following business areas: Pulp, Plywood and Fiberboard Panels, Sawn Timber and Forestry.

Arauco is controlled by Empresas Copec S.A., which owns 99.9779% of Arauco, and is registered in the Registry as No. 0028. Each of the above companies is subject to the oversight of the Superintendency.

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through the entity Inversiones Angelini y Cia. Ltda., which owns 99.9780% of the shares of AntarChile S.A., the controlling shareholder of our parent company Empresas Copec S.A.

Arauco’s Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Financial Statements

The Financial Statements presented by Arauco as of December 31, 2012 are:

•	Consolidated Statements of Financial Position as of December 31, 2012 and 2011.

•	Consolidated Statements of Income for the two years ended December 31, 2012 and 2011.

•	Consolidated Statements of Comprehensive Income for the two years ended December 31, 2012 and 2011.

•	Consolidated Statements of Changes in Equity for the two years ended December 31, 2012 and 2011.

•	Consolidated Statements of Cash Flows for the two years ended December 31, 2012 and 2011.

•	Notes to the consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Period covered by the Financial Statements

As of December 31, 2012 and 2011 and for the years ended December 31, 2012 and 2011.

Date of Approval of Financial Statements

These consolidated financial statements were authorized and approved for issue by the Board of Directors of the Company (the “Board”) at the Extraordinary Session N° 482 held on March 8, 2013.

Functional and Presentation Currency

Arauco and most of its subsidiaries has determined the U.S. Dollar as its functional currency since majority of its revenues from sales of its products are from exports, while its costs of sales are to a large extent related or index to the U.S. Dollar.

For the pulp operating segment, most of the sales are exports, and the costs are related mainly to plantation costs, which are settled in U.S. Dollars.

For the sawmill, panel and forestry operating segments, although total sales include a mix of domestic and exports sales, the prices for the products are established in U.S. Dollars, as is also the case for the cost structure of the related raw materials.

In relation to cost of sales, although the costs of labor and services are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. Dollar.

The presentation currency of the consolidated financial statements is the U.S. dollar.

Figures on these consolidated financial statements are presented in thousands of U.S. dollar (ThUS$).

Additional Information Relevant to the Understanding of the Financial Statements

The company Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. meet the requirements for classification as Special Purpose Entities. These entities are in substance controlled by Arauco, which is indicated, by the existence of exclusive contracts with Arauco for wood supply, future purchases of land and forest administration. Consequently, the financial statements of these companies are included in the consolidated financial statements of Arauco.

Compliance and adoption of IFRS

The accompanying consolidated financial statements of Arauco presents in all material respects its financial position, its results of operations and its cash flows in accordance with IFRS as issued by the IASB.

This presentation is required to give a faithful representation of the effects of transactions, as well as other events and conditions, according to the definitions and criteria established within the conceptual framework of IFRS for the recognition of assets, liabilities, income and expenses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Summary of significant accounting policies

The accompanying consolidated financial statements as of December 31, 2012 were prepared in accordance with Arauco’s accounting policies, which have been consistently applied to all periods presented in these consolidated financial statements.

a)	Basis for Presentation of financial statements

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and they represent the integral, explicit and unreserved adoption of IFRS.

The consolidated financial statements have been prepared on the historical cost basis except for biological assets, and certain financial assets and financial liabilities (including derivative instruments) that are measured at fair value.

b)	Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the carrying amounts reported. The estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

- Property, Plant and Equipment

In a business acquisition, management values the acquired property, plant and equipment and their useful lives in consultation with a third party expert.

The carrying amounts of property, plant and equipment are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use, with an impairment loss recognized whenever the carrying amount exceeds the recoverable amount. The value in use is calculated using a discounted cash flow model, which is most sensitive to the discount rate as well as the expected future cash inflows.

A sensitivity analysis related to the estimated useful lives is disclosed in Note 7.

- Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Arauco uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at each reporting date.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Detailed financial information about the fair value of financial instruments and sensitivity analysis are presented in Note 23.

-Biological Assets

The recovery of forest plantations is based on discounted cash flow models which mean that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, on our sustainable forest management plans and the estimated growth of forests.

These discounted cash flows require estimates in growth, harvest, sales prices and costs. It is therefore important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to measure forest plantations are presented in Note 20, including a sensitivity analysis.

-Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the directors to estimate the future cash flows expected to arise from the cash-generating unit and suitable discount rate in order to calculate present value.

-Employee benefits

The cost of defined employee benefits for termination of employment, as well as the present value of the obligation is determined using actuarial valuations. The actuarial valuations involve making assumptions about discount rates, staff turnover, future salary increases and mortality rates.

- Litigations and Contingencies

Arauco and its subsidiaries are subject to certain litigations. Future effects on Arauco’s financial condition resulting from these litigations are estimated by management, in collaboration with its legal advisors. Arauco recognizes provisions on each statement of financial position date and/or upon each substantial modification to an underlying claim of any such litigations. For description of current litigations see Note 18.

c)	Consolidation

The consolidated financial statements include all entities over which Arauco has the power to govern the financial and operating policies, which is presumed to exist when Arauco holds more than one half of the voting rights of an entity so as to obtain benefits from its activities. Subsidiaries (including special purpose entities) are consolidated from the date on which control is transferred to the group and up to the date that control ceases.

A special purpose entity (“SPE”), is an organization that is established for a specific purpose or limited duration. Often these SPE, serve as intermediary organizations. In substance, the activities of the SPE are being conducted on behalf of Arauco according to its specific

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

business needs so that it obtains benefits from the SPE’s operation. An SPE shall be consolidated when the substance of the relationship between the consolidated entity and the SPE indicates that it is controlled by that entity.

All intercompany transactions and unrealized gains and losses from subsidiaries and special purpose entities have been fully eliminated from consolidation and non-controlling interests is presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent.

The consolidated financial statements as of December 31, 2012 and 2011 include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13 and those of the Fondo de Inversión Bío Bío, and its subsidiary Forestal Río Grande S.A., both of which are Special Purpose Entities.

Certain consolidated subsidiaries have Brazilian Real and Chilean Pesos as, their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated into the presentation currency as indicated in Note 1 e) (ii).

Accounting policies for subsidiaries are adjusted if necessary to ensure consistency with the accounting policies applied by Arauco.

d)	Segments

Arauco has defined its operating segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The Chief Operating Decision Maker (CODM) is the Chief Executive Officer who is responsible for making these decisions and it is supported by the Corporate Managing Directors of each segment.

In line with the above, the Company established operating segments according to the following business units:

•	Pulp

•	Panels

•	Sawn Timber

•	Forestry

Refer to Note 24 for detailed financial information by operating segment.

e)	Functional currency

(i) Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

(ii) Translation to the presentation currency of Arauco

For the purposes of presenting consolidated financial statements, the assets and liabilities of Arauco’s foreign operations are translation into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

On the disposal of a foreign operation, all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the parent are reclassified to profit or loss. In addition, in relation to a partial disposal of a subsidiary that does not result in Arauco losing control over the subsidiary, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss. For partial disposals of associates or jointly controlled entities that do not result in Arauco losing significant influence or joint control, the proportionate share of the accumulated exchange differences is reclassified to profit or loss.

Goodwill and fair value adjustments on identifiable assets and liabilities acquired arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the exchange rate prevailing at the end of each reporting period. Exchange difference arising are recognized in other comprehensive income and accumulated in equity.

(iii) Foreign Currency Transactions

Transactions in foreign currencies are recognized at the exchange rates prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the periods in which they arise except for exchange differences on transactions entered into in order to hedge certain foreign currency risks.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on demand at banks and other short term highly liquid investments with an original maturity of less than three months and which are subject to an insignificant risk of changes in value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

g)	Financial Instruments

(i) Financial assets and liabilities measured at fair value through profit or loss

Financial assets measured at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it is acquired principally for the purpose of selling it in the short term.

Derivatives are also classified as held for trading unless they are designated and effective as hedging instruments. Assets in this category are classified as current assets and the obligation for these instruments is presented under other financial liabilities within the statement of financial position.

Regular purchases and sales of financial assets are recognized on the trade date, which is the date on which Arauco commits itself to purchase or sell the asset.

The financial assets and liabilities measured at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statement of income. They are subsequently measured at fair value with any gains or losses from changes in fair value recognized in profit or loss.

Interest Rate and Currency Swaps: Swaps are measured using the discounted cash flow method at a discount rate consistent with the risk of the operation.

Foreign Exchange Forwards: These instruments are initially recognized at fair value at the date on which the contract is entered into and are subsequently remeasured at fair value. Forwards are recognized as assets when fair value is positive and, as liabilities when fair value is negative.

The fair value of foreign exchange forward contracts is calculated by reference to current forward exchange rates for contracts with similar maturities.

The fair value of interest rate forward contracts is calculated by reference to the difference of the existing interest rates between the interest rate contractually agreed and the market interest rate at the end of each reporting period.

Mutual Funds: They are highly liquid instruments that are sold in the short term and are carried at their net asset value at the end of each period.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are classified as current assets, except for those with maturities more than 12 months after the reporting period, which are classified as non-current assets. Loans and receivables include trade and other receivables.

Loans and receivables are initially recognized at fair value and subsequently are measured at amortized cost using the effective interest rate method, less any impairment.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Repurchase Agreements: These are recognized at their initial investment cost plus accrued interest at the end of each reporting period. These contracts have maturities of less than 30 days.

(iii) Financial liabilities measured at amortized cost

Bank borrowings, debt issued (bonds) and financial liabilities of a similar nature are initially recognized at fair value. Transactions costs are included in the carrying amount of the liabilities and are amortized over the lives of the liabilities using the effective interest rate method).

In subsequent periods, they are measured at amortized cost and any difference between the proceeds (net of transaction costs) received, and the redemption value is recognized in profit or loss statement over the life of the debt using the effective interest rate method.

Financial liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement for at least twelve months after the reporting period.

The fair value of bank borrowings is determined using discounted cash flow techniques using rates consistent with the risk associated with bank borrowings of similar nature, while bonds are measured at their quoted market price.

(iv) Trade and other payables

These instruments are initially recognized at fair value and subsequently are measured at amortized cost using the effective interest rate method.

(v) Hedging instruments

The effective portion of changes in the fair value of derivatives that are designated and qualify as hedging instruments in cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income within other income or other expenses, respectively.

When a hedging instrument expires or is settled, or when it ceases to qualify for hedge accounting, any cumulative gain or loss recognized in equity remains in equity until the forecasted transaction occurs, when the transaction occurs it is reclassified to profit or loss. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss recognized in equity is immediately reclassified to profit or loss.

The fair value of hedging instruments are measured using internal model including discounted cash flow techniques that use a discount rate consistent with the operational risk using internal valuation methodology and market information from providers of recognized reputation.

h)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

The cost of finished goods and products in process includes the cost of raw materials, direct labor, other direct costs and general overhead expenses, excluding interest expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are write-down to its net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months, are presented in inventories and recognized as an expense when they are consumed.

i)	Non-current assets held for sale

Non-current assets held for sale are measured at the lower of their previous carrying value and fair value less costs to sell. Assets are classified as held for sale when their carrying value will be recovered principally through a sale transaction that is highly probable and the non-current asset is available for immediate sale in its present condition. Management must be committed to a plan to sell the asset, and an active program to locate a buyer and complete the plan must have been initiated. In addition, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification, except for the existence of events or circumstances (beyond the entity’s control) that may extend the period to complete the sale beyond one year.

Non-current assets classified as held for sale are not depreciated.

j)	Business Combinations

Arauco applies the acquisition method to account for a business combination. This method, requires to identify the acquirer, determine the acquisition date, recognize and measure the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognize and measure goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit of the group or groups of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquire are allocated to those units or groups of units.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IAS 39.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the present ownership instruments’ proportionate share in the recognized amounts of the acquire’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination on a step by step basis, recognizing the effects of variation in the income statement.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports provisional amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these provisional amounts are retrospectively adjusted , or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

k)	Investments in associates and joint ventures

Associates are entities over which Arauco exercises significant influence, generally when it holds between 20% and 50% of the voting rights, but not control.

Joint venture is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize Arauco’s share of the profit or loss and other comprehensive income (exchange differences on translation to the reporting currency) of the associate or joint venture. Dividends received are recognized by deducting the carrying amount of the investment. Arauco’s investment in associates includes goodwill (net of any accumulated impairment loss).

If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

These investments are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco’s carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

l)	Intangible assets

After initial recognition, intangible assets are with finite useful lives carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated on a systematic basis over the asset’s useful life. Amortization begins when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management

(i) Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire them and make them compatible with existing software. These costs are amortized over the estimated useful lives.

(ii) Water Rights, Easements and Other Rights

This item includes water-rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows. These rights are not amortized , but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

m) Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is not amortized but is tested for impairment on annual basis.

Goodwill recognized for the acquisition of the subsidiary Arauco do Brasil S.A. whose functional currency is the Brazilian real, is translated into U.S. dollars at the closing exchange rate. At the date of these financial statements, the only change in the carrying amount of goodwill is related to the net exchange rate differences on translation.

n) Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The cost includes expenditures that are directly attributable to the acquisition of the assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (see Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets.

The residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

o) Leases

Leases of assets in which Arauco substantially holds all the risks and rewards of ownership are classified as finance leases. Finance leases are initially recognized at the lower of the fair value at the inception of the lease of the leased property and the present value of the minimum lease payments.

When assets are leased under a finance lease, the present value of lease payments are recognized as financial account receivables. Finance income, which is the difference between the gross receivable and the present value of such amount, is recognized as the interest rate of return.

Leases in which substantially all risks and rewards are not transferred to the lessee are classified as operating leases. Payments under operating leases (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term.

p) Biological Assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value in the statement of financial position. Plantations forestry are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of plantations forestry is based on discounted cash flow models whereby the fair value of the biological assets is determined using estimated future cash flows from continuing operations calculated using our sustainable forest management plans and including the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

The measurement of new plantations forestry made during the current year, is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those plantations forestry that will be harvested in the short term.

Biological growth and changes in fair value of plantations forestry are recognized in line item other income included in profit from operating activities in the statement of income.

The Company holds fire insurance policies for its plantations forestry, which together with company resources and efficient protection measures for these plantations assets allow financial and operational risks to be minimized.

q) Income taxes and Deferred taxes

The tax liabilities are recognized in the financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and that are expected to apply when the related deferred tax asset is realized or the deferred income tax liability is settled.

The goodwill arising on business combinations not give rise to deferred tax.

The deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

r) Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

s) Revenue recognition

Revenues are recognized when Arauco has transferred the risks and rewards of ownership to the buyer and Arauco retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold. This means that generally revenues are recorded upon delivery of goods to customers in accordance with the agreed terms of delivery.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

(i) Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. Volume discounts are evaluated in terms of estimated annual purchases. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

(ii) Revenue recognition from Rendering of Services

When the outcome of a transaction involving the rendering of services can be estimated reliably revenue associated with the transaction is recognized by reference to the stage of completion of the transaction at the date of the reporting period, and when it is probable that the economic benefits associated with the transaction will flow to the Arauco.

Arauco, mainly provides power supply which are traded in the spot market of the Sistema Interconectado Central (Interconnected Central System). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Centro de Despacho Económico de Carga del Sistema Interconectado Central (CDEC – SIC) (Load Economical Dispatch Center of the Interconnected Central System) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp process and is a complementary business to it, which is firstly supplied to the group’s subsidiaries and any surplus is sold to the interconnected central system.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from operating segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the consolidated financial statements.

t) Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distributed annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

The General Shareholders’ Meeting of Arauco agreed to distribute annual dividends at 40% of net distributable income, including an interim dividend to be distributed at year end. Dividends payable are recognized as a liability in the financial statements in the period when they are declared and approved by the Arauco’s shareholders or when arises the corresponding present obligation based on existing legislation or distribution policies established by the Shareholders’ Meeting.

The interim and final dividends are recorded in equity upon their approval by the Company’s Board of Directors and the shareholders.

Dividends payable are presented in the line item “other current non financial liabilities”.

Dividends paid are not deductible for income tax purposes.

u) Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment and other assets with finite useful lives are measured whenever there is any indication that the assets have suffered an impairment loss. Among the indications to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

For this evaluation, assets are grouped at the lowest level of group of assets that generates cash flows independently.

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs of disposal and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

A previously recognized impairment loss is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Impairment losses are reversed so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. An impairment loss recognized for goodwill is not reversed in subsequent periods.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

assets, other than goodwill, which had suffered an impairment loss, are reviewed at the end of each reporting period whether there is any indication that an impairment loss previously recognized may no longer exists or have decreased.

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial Assets

At the end of each reporting period, an evaluation is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired. Financial assets are impaired only when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of a financial asset, the estimated future cash flows of the financial asset have been affected. Impairment losses are recognized in the consolidated statement of income.

The allowance for doubtful accounts is established when there is objective evidence that Arauco will not receive payments under the original sale terms. Allowance is made when the customer is a party to a bankruptcy court agreement or cessation of payments, and are written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

v) Employee Benefits

Arauco has severance payment obligations arising from voluntary termination of employment. These are paid to certain employees that have been employed by the company for more than five years in accordance with conditions established within collective or individual employment contracts.

This is an estimate of the years of service-based severance payments to be recognized as a future termination payment liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. These obligations are considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance payments obligation for years of service are the employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in profit or loss in the year they are incurred.

These obligations are treated as post-employment benefits.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

w) Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in the line item “Trade and Other payables” in the consolidated statement of financial position.

x) Recent accounting pronouncements

The following accounting pronouncements were effective as of January 1, 2012:

Amendments and improvements	Contents	Mandatory application for annual periods beginning on or after

IAS 12

Income taxes

This amendment, issued in December 2010, provides an exception to the general principles of IAS 12 for investment property that is measured using the fair value model in accordance with IAS 40 “Investment Property”, the exception also applies to investment property acquired in a business combination if, after the business combination the acquirer applies the fair value model in IAS 40. The amendment incorporates the presumption that investment property measured at fair value will be recovered entirely through sale for the purposes of measuring deferred taxes unless the presumption is rebutted. Early adoption is permitted.

January 1, 2012

IFRS 7	Disclosures of Financial Instruments Issued in October 2010, increases the disclosure requirements for transactions involving transfers of financial assets.	July 1, 2011

IFRS 1

First-time Adoption of International Financial Reporting Standards

Issued in December 2010, covers the following topics: i) Exemption for severe hyperinflation: allows companies whose transition date is after the normalization of its functional currency, valuing assets and liabilities at fair value as deemed cost, ii) Removal of requirements for fixed dates: adapts the fixed date included in IFRS 1 at the transition date for those operations that involve lower financial assets and liabilities at fair value on initial recognition results.

July 1, 2011

At the date of issuance of these consolidated financial statements, the following accounting pronouncements were issued by the IASB, but are not:

New Standards and interpretations	Content	Mandatory application for annual periods beginning on or after
IAS 19 revised

Employee Benefits

Issued in September 2011, replaces IAS 19 (1998). This revised standard changes the recognition and measurement of the cost of defined benefit plans and termination benefits. Additionally, it includes modifications to the disclosures of all employee benefits.

January 1, 2013

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

IAS 27 revised

Separate Financial Statements

Issued in May 2011, replaces IAS 27 (2008). The scope of this standard is restricted from this change only to separate financial statements, as aspects relating to the definition of control and consolidation were removed and included in IFRS 10. Early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 28.

January 1, 2013

IFRS 9

Financial Instruments

Issued in December 2009, amending the classification and measurement of financial assets.

In November 2010 it was also amended to include treatment and classification of liabilities. Early adoption is permitted.

January 1, 2015

IFRS 10

Consolidated Financial Statements

Issued in May 2011, replaces SIC 12 “Consolidation of special purpose entities” and parts of IAS 27” Consolidated Financial Statements”. Clarifications and establishing new parameters for the definition of control, and the principles for the preparation of consolidated financial statements. Early adoption is permitted in conjunction with IFRS 11, 12 and IFRS amendments to IAS 27 and 28.

January 1, 2013

IFRS 11

Joint Arrangements

Issued in May 2011, replaces IAS 31 “Interests in Joint Ventures” and SIC 13 “Jointly controlled entities”. Among its modifications include eliminating the concept of jointly controlled assets and the option of proportional consolidation of joint control entities. Early adoption is permitted in conjunction with IFRS 10, 12 and IFRS amendments to IAS 27 and 28.

January 1, 2013

IFRS 12

Disclosure of interests in other entities

Issued in May 2011, applies to those entities that have interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities. Early adoption is permitted in conjunction with IFRS 10, 11 and IFRS amendments to IAS 27 and 28.

January 1, 2013

IFRS 13

Fair Value Measurement

Issued in May 2011, brings together in one standard the requirements to measure the fair value of assets and liabilities and the disclosures necessary on it, and incorporates new concepts and clarifications for measurement.

January 1, 2013

IFRIC 20	Stripping Costs in the production phase of open pit mines Issued in October 2011, regulates the recognition of costs for the removal of waste overload “Stripping Costs” in the production phase of a mine as an asset, the initial and subsequent measurement of this asset. Additionally, this interpretation requires mining entities presenting IFRS financial statements to write down the existing assets recognized as “Stripping Costs” against retained earnings when they cannot be attributed to an identifiable component of a mine.	January 1, 2013

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Amendments and improvements	Contents	Mandatory application for annual periods beginning on or

IAS 28 revised

Investments in associates and joint ventures

Issued in May 2011, sets out the accounting treatment of these investments by applying the equity method. Early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 27.

January 1, 2013

IAS 1

Presentation of Financial Statements

Issued in September 2011. The main modification of this amendment requires that the items of Other Comprehensive Income will be categorized and grouped by evaluating whether they will be potentially reclassified to profit or loss in subsequent periods. Early adoption is permitted.

July 1, 2012

IAS 32

Offsetting of financial assets and liabilities

The amendments clarify the requirements for offsetting financial assets and financial liabilities in order to eliminate inconsistencies in the implementation of the current offsetting criteria in IAS 32. The Standard is applicable for annual periods beginning on or after January 1, 2014 and early adoption is permitted.

January 1, 2014

IFRS 7	Financial Instruments Disclosures and amendments to disclosures about netting of assets and liabilities.	January 1, 2013

Guidelines for transition Amendments to IFRS 10, IFRS 11 and IFRS 12	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities.	January 1, 2013

Amendments to IFRS 12, IFRS 10, IAS 27	Investment Entities Consolidated Financial Statements, Disclosure of Interests in Other Entities and Separate Financial Statements.	January 1, 2014

Arauco believes that the adoption of the standards, amendments and interpretations described above will have no significant impact on its consolidated financial statements of that Company in the period of initial application.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 2. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of Information on Issued Capital

The issued capital authorized, subscribed and fully paid of Arauco for the years ended December 31, 2012 and 2011 is ThU.S.$353,176 which is composed of 113,152,446 ordinary shares of a single series.

Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,152,446
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0031211 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,176
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	113,152,446

b)	Dividends paid

The interim dividend paid each year is equivalent to 20% of the distributable net income calculated as of the end of September of each year and presented in the consolidated statement of changes in equity.

The final dividend paid each year corresponds to the difference between the 40% of prior year net income distributable and the amount of interim dividend paid at the end of the immediately preceding fiscal year.

The provision of minimum dividend corresponding to the year 2012 of ThU.S.$64,340 (ThU.S.$249,565 as of December 31, 2011) is presented in the consolidated statement of changes in equity.

The line item “Dividends paid” within the net cash flows from financing activities in the statement of cash flows for ThU.S.$196,816 as of December 31, 2012, (ThU.S.$291,512 as of December 31, 2011) of which ThU.S.$178,889 (ThU.S.$270,767 as of December 31, 2011) correspond to dividends paid to the Parent Company.

The following are the dividends paid during 2012 and 2011, and the corresponding amount per share:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-12-2012
Amount of Dividend	ThU.S.$ 17,321
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share	U.S.$0,15308

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-09-2012
Amount of Dividend	ThU.S.$161,568
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share	U.S.$ 1.42788

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-13-2011
Amount of Dividend	ThU.S.$87,997
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share	U.S.$0,77768

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-10-2011
Amount of Dividend	ThU.S.$182,770
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share	U.S.$ 1.61525

c)	Disclosure of Information on Reserves

Other Reserves

Other reserves consist of reserves of exchange differences on translation, reserves of cash flow hedges and other reserves.

Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Correspond to exchange differences relating to the translation of the results and net assets of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

Correspond to the cumulative effective portion of gains or losses arising on changes in fair value of hedging instruments entered into for cash flow hedges.

Other reserves

This mainly corresponds to the share of other comprehensive income of investment in associates and joint ventures.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

d) Disclosures of other Information

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint venture for the years ended December 31, 2012 and 2011:

	2012	2011
	ThU.S.$	ThU.S.$
Classes of Other Income by activity
Other Operating Income, Total	390,506	475,014
Gain from changes in fair value of biological assets (See note 20)	231,763	229,889
Net income from insurance compensation	89,022	—
Revenue from export promotion	3,379	5,545
Insurance compensation, net of earthquake related losses (*)	—	193,986
Leases received	2,339	4,124
Gain on sales of assets	29,191	9,046
Other operating results (sale materials and waste, rent of easements, income tax recovery	34,812	32,424

Classes of Other Expenses by activity
Total of other expenses by activity	(80,401)	(90,313)
Depreciations	(907)	(1,176)
Contingent provision	(2,487)	(4,973)
Impairment provision properties, plants and equipment and others	(2,255)	(7,631)
Plants stopped operating expenses	(7,007)	(14,362)
Expenses projects	(10,667)	(16,867)
Loss of assets	(4,253)	(2,447)
Loss of forest due to fires	(3,387)	(16,503)
Other Taxes	(5,693)	(5,209)
Research and development expenses	(2,229)	(3,446)
Compensation and eviction	(8,105)	(1,238)
Other expenses (cost of projects and studies, donations, fines, readjustments, repayments insurance)	(33,411)	(16,461)

Classes of financing income
Financing income, total	17,778	24,589
Financial income from mutual funds - deposits	7,493	12,262
Financial income resulting from swap - forward	4,465	8,219
Other financial income	5,820	4,108

Classes of financing costs
Financing costs, Total	(233,702)	(396,812)
Interest expense, Loans banks	(17,471)	(8,919)
Interest expense, Bonds	(155,988)	(164,790)
Interest expense, financial instruments	(16,546)	(6,564)
Interest expense, debt refinancing	(22,119)	—
Other financial costs	(21,578)	(16,083)

Classes of Participation in Income (Loss) of associates and joint ventures accounted for using the Equity Method
Total	14,253	(11,897)
Investments in associates	17,947	(1,012)
Joint ventures	(3,694)	(10,885)

(*)	Corresponds to the income from indemnity insurance net costs of impairment write offs and operational costs of affected plants.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

The tables below set forth cost of sales, distribution costs and administrative expenses in the financial statements for the years ended December 31, 2012 and 2011:

	2012	2011
Cost of sales	ThU.S.$	ThU.S.$
Timber	719,408	639,574
Forestry labor costs	583,038	588,779
Depreciation	236,671	216,967
Maintenance costs	220,520	211,652
Chemical costs	381,152	334,549
Sawmill Services	175,729	170,861
Others Raw Materials	249,219	223,749
Indirect costs	163,499	96,278
Energy and fuel	137,857	159,912
Cost of electricity	85,063	60,705
Wage and salaries	196,362	179,429
Total	3,148,518	2,882,455

	2012	2011
Distribution cost	ThU.S.$	ThU.S.$
Selling costs	29,225	39,321
Commissions	14,604	14,752
Insurance	5,363	4,406
Provision for doubtful accounts receivable	(1,710)	7,024
Other selling costs	10,968	13,139
Shipping and freight costs	422,621	438,307
Port services (*)	24,968	28,309
Freights	347,735	391,813
Other shipping and freight costs	49,918	18,185
Total	451,846	477,628

(*)	At December 31, 2011 includes revise of ThUS $ 27,499 (See Note 5)

	2012	2011
Administrative expenses	ThU.S.$	ThU.S.$
Wage and salaries	191,033	156,961
Marketing, advertising, promotion and publications expenses	9,149	7,699
Insurance	34,008	20,108
Depreciation and amortization	11,788	10,614
Computer services	11,463	15,737
Lease rentals (offices, warehouses and machinery)	17,845	14,383
Auditor’s fees	4,314	4,729
Donations, contributions, scholarships	14,786	13,603
Fees (legal and technical advisories)	46,924	63,923
Property taxes, patents and municipality rights	17,670	18,096
Other administration expenses (travel within and outside the country, cleaning services, security, basic services)	115,045	89,668
Total	474,025	415,521

Expenses for	Note	2012 ThU.S.$	2011 ThU.S.$
Depreciations	7	249,602	228,839
Employee benefits	10	434,205	341,260
Amortization	19	2,779	1,897

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 3. INVENTORIES

	12-31-2012	12-31-2011
Components of Inventory	ThU.S.$	ThU.S.$
Raw materials	90,466	90,587
Production supplies	82,248	74,658
Products in progress	78,981	58,594
Finished goods	435,546	446,289
Spare Parts	128,541	123,071
Other inventories	—	1,905
Total Inventories	815,782	795,104

Inventories recognized as cost of sales during the year ended December 31, 2012 were ThU.S.$3,134,897 and ThU.S.$2,894,250 for the year ended December 31, 2011.

In order to recognize inventories at net realizable value, at December 31, 2012, a reversal of an obsolescence allowance was recorded in the amount of ThU.S.$4,749 (the provision increased by ThU.S.$2,957 as of December 31, 2011), and an increased provision was recorded in both years for damaged inventory, ThU.S.$20,834 and ThU.S.$313 as of December 31, 2012 and 2011, respectively as result of the fire occurred in January 2012 affecting a panels plant in Complejo Forestal e Industrial Nueva Aldea.

The allowance of obsolescence is calculated based on the conditions of sale of products and age of inventory (inventory turnover).

No inventories have been pledged as security for liabilities at the end of each reporting period.

Agricultural Products

Agricultural Products are mainly forestry products that are intended for sale in the normal course of our operations and are measured at fair value less costs to sell at the point of harvest at the end of each reporting period Agricultural products are classified as raw materials within the line item inventories.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits, repurchase agreements and mutual funds. They are short-term highly liquid investments that are readily convertible to known amounts of cash, and are subject to an insignificant risk of changes in value.

The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are permitted under Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

	12-31-2012	12-31-2011
Components of Cash and Cash Equivalents	ThU.S.$	MUS$
Cash on hand	543	527
Bank checking account balances	62,816	31,097
Time deposits	151,799	128,526
Mutual funds	180,558	155,751
Total	395,716	315,901

NOTE 5. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES AND ERRORS

Changes in Accounting Policies

The accounting policies have been developed in accordance with the effective IFRS as of December 31, 2012 and have been consistently applied to all periods presented in these consolidated financial statements.

Changes in Estimates and Accounting Policies

The financial statements as of December 31, 2012 do not show changes in accounting policies compared to the last year.

Errors

The financial statements as of December 31 2011 have been revised to reflect the effects of the following error corrections:

a)	The recognition of certain lease contracts as finance leases that were previously accounted for as operating, as a result, the line items “property, plant and equipment” and “other non-current liabilities” increase of ThU.S.$69,806 as of December 31, 2011 (ThU.S.$38,874 as of January 1, 2011).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

For purposes of Income statements, this item operation was initially classified as rental expense within cost of sales, and is now classified as depreciation expense within cost of sales situation that does not modify the presentation on purpose of increase of Property, plant and equipment. This revision had no impact on the statement of cash flows.

b)	The presentation of hedging derivative contracts were recorded net of derivative asset and derivative liability, involved an increase of ThU.S.$24,650 as of December 31, 2011 in the line items Other non-current financial assets and other non-current liabilities. As of January 1, 2011, the Group did not enter into any hedging derivative contracts, thus no reclassification was required.

The effects of the corrections are not material, and over the total assets and liabilities as of December 31, 2011 and January 1, 2011, were as follows:

	Previously reported
	balances	Adjustment	As revised
	to 12-31-2011	filing	to 12-31-2011
	ThU.S.$	ThU.S.$	ThU.S.$
Total assets	12,457,722	94,456	12,552,178
Total liabilities	5,427,572	94,456	5,522,028

	Previously reported balances to 01-01-2011 ThU.S.$	Adjustment filing ThU.S.$	As revised to 01-01-2011 ThU.S.$
Total assets	12,506,332	38,874	12,545,206
Total liabilities	5,665,757	38,874	5,704,631

These error corrections had neither effect in profit or loss nor in equity.

c)	A revision was also in the presentation of port services from Cost of sales to Distribution costs in the amount of ThU.S.$ 27,499 at December 31, 2011 (ThU.S.$ 21,745 at January 1, 2011).

The above effects are not significant and do not alter the profit or loss.

NOTE 6. TAXES

The tax rates applicable in the countries in which Arauco operates are 20% in Chile, 35% in Argentina, 34% in Brazil and 34% in United States (federal tax).

On July 30, 2010, Law No. 20,455 for National Reconstruction Financing was published in the Chilean Official Gazette (Diario Oficial de Chile). One of the most important changes under the law was the temporary increase in tax rates to 20% and 18.5% during fiscal years 2011 and 2012, respectively, to ease back to a tax rate of 17% in fiscal year 2013.

On September 27, 2012, Law N° 20,630 was enacted in Chile, and among other changes, it increases the tax rate to a permanent 20%, effective beginning on tax year 2012. The change in the tax rate in 2012 affected the measurement of the tax consequences of temporary differences that are expected to reverse in the corresponding tax years.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

The effect on the results of operations for the year ended December 31, 2012 due to the change in tax rate was an expense of ThU.S.$128,981, which was mainly the result of the expected reversal of temporary differences associated with property, plant, equipment and biological assets.

Deferred Tax Assets

The following table sets forth the deferred tax assets as of December 31, 2012 and 2011:

Deferred Tax Assets	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Deferred tax Assets relating to Provisions	4,752	7,878
Deferred tax Assets relating to accrued liabilities	6,385	4,766
Deferred tax Assets relating to Post-Employment benefits	9,341	6,625
Deferred tax Assets relating to Property, Plant and equipment	10,822	11,545
Deferred tax Assets relating to Financial Instruments	297	789
Deferred tax Assets relating to tax losses carryforwards	90,327	71,870
Deferred tax assets relating to biological assets	2,636	5,244
Deferred tax assets relating to inventories	9,142	3,543
Deferred tax assets relating to provisions for income	4,477	4,064
Deferred tax assets relating to provision for doubful accounts	3,602	4,458
Deferred tax assets relating to other deductible temporary differences	19,958	15,108
Total deferred tax assets	161,739	135,890

As of December 31, 2012, certain of Arauco’s subsidiaries have carryforwards tax losses of ThU.S.$ 342,044 (ThU.S.$ 343,311 as of December 31, 2011) which are mainly generated due to operational and financial losses. Arauco believes that it is probable that future taxable profits will be available in the subsidiaries against which the unused tax losses will be utilized.

Deferred Tax Liabilities

The following table sets for the deferred tax liabilities as of December 31, 2012 and 2011:

Deferred Tax Liabilities	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Deferred tax liabilities relating to property, Plant and equipment	736,530	747,450
Deferred tax liabilities relating to financial instruments	14,218	3,723
Deferred tax liabilities relating to biological assets	531,801	426,250
Deferred tax liabilities relating to inventory	16,517	14,509
Deferred tax liabilities due to prepaid expenses	55,294	41,487
Deferred tax liabilities relating to other taxable temporary differences	41,294	22,814
Total deferred tax liabilities	1,395,654	1,256,233

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

The effect of changes in deferred tax liabilities related to cash flow hedges corresponds to a credit of ThU.S.$4,823 as of December 31, 2012 (credit of ThU.S.$932 as of December 31, 2011), which is presented deducting the reserve of cash flow hedges in the statement of changes in equity.

The deferred tax assets and liabilities expected to be recovered and settled in less than twelve months amounts to ThU.S.$23,638 and ThU.S.$126,410, respectively.

Arauco does not offset deferred tax assets and deferred tax liabilities since there is no legal enforceable right to offset amounts recognized in these items that relate to different tax jurisdictions.

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	12-31-2012		12-31-2011
Detail of classes of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	71,412		64,020
Deferred Tax Assets - Tax losses	90,327		71,870
Deferred Tax Liabilities		1,395,654		1,256,233
Total	161,739	1,395,654	135,890	1,256,233

Detail of Temporary Difference Income and Loss Amounts	2012 ThU.S.$	2011 ThU.S.$
Deferred Tax Assets	3,147	(3,455)
Deferred Tax Assets - Tax losses	26,538	29,389
Deferred Tax Liabilities	(135,014)	60,050
Total	(105,329)	85,984

Income tax expense for the years ended December 31, 2012 and 2011 consists of the following:

Income Tax composition	2012 ThU.S.$	2011 ThU.S.$
Current income tax expense	(65,631)	(242,918)
Tax benefit arising from unrecognized tax assets previously used to reduce tax expense	1,804	1,635
Previous period current tax adjustments	(1,945)	2,316
Other current tax expenses	(49)	484
Current Tax Expense, Net	(65,821)	(238,483)

Deferred tax income (expense) relating to origination and reversal of temporary differences	680	45,617
Deferred tax income (expense) relating to changes in tax rates or new tax rates (*)	(128,981)	10,632
Tax benefit arising from previously unrecognized tax assets used to reduce deferred expense from taxes	22,972	29,735
Total deferred Tax Expense, Net	(105,329)	85,984
Income Tax Expense, Total	(171,150)	(152,499)

(*)	The effect of the change in tax rates resulted in recognizing an expense of ThU.S.$128,981, consisting of ThU.S.$124,597 over beginning balances for deferred taxes and ThU.S.$4,384 over deferred tax originated during the year.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

The following table sets for the current income tax expense detailed by foreign and domestic companies for the years ended December 31, 2012 and 2011:

	2012 ThU.S.$	2011 ThU.S.$
Foreign current income tax expense	(8,973)	(38,103)
Domestic current income tax expense	(56,848)	(200,380)
Total current income tax expense	(65,821)	(238,483)

Foreign deferred tax expense	33,545	27,085
Domestic deferred tax expense	(138,874)	58,899
Total deferred tax expense	(105,329)	85,984

Total tax income (expense)	(171,150)	(152,499)

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	2012 ThU.S.$	2011 ThU.S.$
Tax Expense at applicable tax rate	(62,324)	(154,665)
Tax effect of foreign tax rates	1,247	(7,599)
Tax effect of revenues exempt from taxation	14,414	11,172
Tax effect of expense mot deductible in determining taxable profit (tax loss)	(9,745)	(19,976)
Tax rate effect of tax losses	612	41
Tax rate effect from change in tax rate (opening balances)	(124,597)	10,632

Tax rate effect of adjustments for current tax of prior periods	(1,945)	2,316

Other tax rate effects	11,188	5,580
Total adjustments to tax expense at applicable tax rate	(108,826)	2,166
Tax expense at effective tax rate	(171,150)	(152,499)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

Properties, Plant and Equipment, Net	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Construction in progress	487,406	663,971
Land	806,840	805,804
Buildings	1,649,582	1,459,759
Plant and equipment (*)	2,804,865	2,360,229
Information technology equipment	26,294	23,740
Fixtures and fittings	5,790	6,010
Motor vehicles	8,124	10,152
Other property, plant and equipment	100,236	64,313
Total Net	5,889,137	5,393,978

Properties, Plant and Equipment, Gross
Construction in progress	487,406	663,971
Land	806,840	805,804
Buildings	2,923,631	2,616,914
Plant and equipment	5,201,709	4,391,652
Information technology equipment	61,252	55,772
Fixtures and fittings	24,845	23,942
Motor vehicles	32,766	34,447
Other property, plant and equipment	145,420	87,983
Total Gross	9,683,869	8,680,485

Accumulated depreciation and impairment
Buildings	(1,274,049)	(1,157,155)
Plant and equipment	(2,396,844)	(2,031,423)
Information technology equipment	(34,958)	(32,032)
Fixtures and fittings	(19,055)	(17,932)
Motor vehicles	(24,642)	(24,295)
Other property, plant and equipment	(45,184)	(23,670)
Total	(3,794,732)	(3,286,507)

(*)	At December 31, 2011 includes revise of ThUS $ 69,806 corresponding to lease contracts. (See Note 5)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Description of Property, Plant and Equipment Pledged as Security for Liabilities

In October 2006, Forestal Río Grande S.A, a subsidiary of Fondo de Inversión Bío Bío (Arauco’s special purpose entity), executed in favor of JPMorgan Chase Bank N.A. and Arauco, respectively, first and second degree mortgages, which prohibited the sale of any property owned by Fondo de Inversión Bío Bío in order to secure its obligations.

In September 2007, Forestal Río Grande S.A acquired a real estate in Yungay, located in Chile’s Eighth Region, for which the company executed a first and second degree mortgage in favor of JPMorgan and Arauco, respectively, which prohibited the sale and encumber such property.

	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Total property, plant and equipment pledged as security	16,413	56,279

The amount of contractual commitments for the acquisition of property, plant and equipment as of December 31, 2012 and 2011 were ThUS$281,893 and ThUS$114,212, respectively, and the amount of expenditures recognized in the carrying amount of property, plant and equipment in the course of its construction as of December 31, 2012 and 2011 were ThUS$424,474 and ThUS$537,398, respectively.

	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Amount committed for the acquisition of property, plant and equipment	281,893	114,212

	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Disbursements for property, plant and equipment under construction	424,474	537,398

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Movement on Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of December 31, 2012 and 2011:

Movement of Property, Plant and Equipment	Construction in progress	Land	Buildings	Plant and equipments	IT Equipment	Fixtures and fittings	Motor vehicles	Other Property, Plant and Equipment	TOTAL
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance 01-01-2012	663,971	805,804	1,459,759	2,360,229	23,740	6,010	10,152	64,313	5,393,978
Changes
Additions	424,474	5,569	3,850	30,723	593	61	1,693	39,005	505,968
Acquisitions through business combinations	2,730	14,648	70,996	314,283	1,477	—	—	2,373	406,507
Disposals	(516)	(668)	5,707	(16,196)	(8)	(113)	(435)	(3,535)	(15,764)
Retirements	(12,062)	(189)	(19,979)	(49,019)	(103)	(114)	(1,175)	(851)	(83,492)
Depreciation	—	—	(82,069)	(200,022)	(3,468)	(1,749)	(3,020)	(528)	(290,856)
Impairment loss recognized in profit or loss	—	—	16,963	18,060	(4)	(13)	—	799	35,805
Increase (decrease) through net exchange differences	(16,042)	(18,420)	(8,953)	(17,029)	(220)	(586)	220	(1,979)	(63,009)
Increase (decrease) through transfers from construction in progress	(575,149)	96	203,308	363,836	4,287	2,294	689	639	—
Total changes	(176,565)	1,036	189,823	444,636	2,554	(220)	(2,028)	35,923	495,159
Closing balance 12-31-2012	487,406	806,840	1,649,582	2,804,865	26,294	5,790	8,124	100,236	5,889,137

Movement of Property, Plant and Equipment	Construction in progress	Land	Buildings	Plant and equipments	IT Equipment	Fixtures and fittings	Motor vehicles	Other Property, Plant and Equipment	TOTAL
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance 01-01-2011	562,309	821,288	1,417,684	2,227,197	16,963	3,657	10,057	68,464	5,127,619
Changes
Additions	537,398	5,549	5,281	47,679	276	750	1,288	4,184	602,405
Acquisitions through business combinations	—	7,293	499	86	—	—	51	1	7,930
Disposals	(1,213)	(1,113)	(203)	(632)	—	—	(39)	(768)	(3,968)
Retirements	(10,587)	(871)	(85)	(2,789)	(3)	(2)	(7)	(5,352)	(19,696)
Depreciation	—	—	(74,478)	(171,646)	(2,781)	(1,463)	(2,615)	(1,458)	(254,441)
Net movement of earthquake assets	(61,209)	—	7,232	76,432	63	(2)	(242)	7,497	29,771
Impairment loss recognized in profit or loss	—	—	(34)	(4,064)	—	—	—	(2,803)	(6,901)
Increase (decrease) through net exchange differences	(15,227)	(28,022)	(10,686)	(31,448)	(88)	(174)	(53)	(2,045)	(87,743)
Reclassification of assets held for sale	—	(8)	137	(1,127)	—	—	—	—	(998)
Increase (decrease) through transfers from construction in progress	(347,500)	1,688	114,412	220,541	9,310	3,244	1,712	(3,407)	—
Total changes	101,662	(15,484)	42,075	133,032	6,777	2,353	95	(4,151)	266,359
Closing balance 12-31-2011	663,971	805,804	1,459,759	2,360,229	23,740	6,010	10,152	64,313	5,393,978

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the years ended December 31, 2012 and 2011 is as follows:

	2012	2011
Depreciation for the year	ThU.S.$	ThU.S.$
Cost of sales	233,951	216,967
Administrative expenses	11,729	8,716
Other expenses	3,922	3,156
Total	249,602	228,839

The useful lives of property, plant and equipment estimated based on the expected use of the assets are as follows:

		Minimum	Maximum	Average
Buildings	Useful Life in Years	16	89	39
Plant and equipment	Useful Life in Years	8	67	29
Information technology equipment	Useful Life in Years	6	18	5
Fixtures and fittings	Useful Life in Years	6	12	10
Motor vehicles	Useful Life in Years	6	26	13
Other property, plant and equipment	Useful Life in Years	5	27	16

A significant portion of items of property, plant and equipment do not have significant differences between the fair value and the cost of these assets.

The following table sets forth a sensitivity analysis for depreciation based on changes of 5% in useful lives:

Useful life variance	%
+5%	-5.24%
-5%	4.73%

Capitalized borrowing costs are detailed in note 12.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

Arauco acting as lessee

	12-31-2012	12-31-2011
	ThU.S.$	ThU.S.$
Property, Plant and Equipment under finance leases	55,879	69,864
Plant and equipment (*)	55,879	69,864

(*)	At December 31, 2011 includes revise of ThUS $ 69,806 corresponding to lease contracts. (See Note 5)

The following tables set for reconciliation between the total of future minimum lease payments as of December 31, 2012 and 2011, and their present value:

	12-31-2012
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Not later than one year	20,489	—	20,489
Later than one year and not later than five years	35,563	—	35,563
Later than five years	—	—	—
Total	56,052	—	56,052

	12-31-2011
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Not later than one year	47	1	46
Later than one year and not later than five years	69,806	—	69,806
Later than five years	—	—	—
Total	69,853	1	69,852

Lease obligations are presented in the consolidated statement of financial position in line items “other current financial liabilities” and “Other non-current financial liabilities” depending on their maturities as stated above.

Arauco acting as lessor

The following tables set forth reconciliation between the gross investment in the lease, and the present value of minimum lease payments receivable as of December 31, 2012 and 2011:

	12-31-2012
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Not later than one year	1,642	115	1,527
Later than one year and not later than five years	1,437	93	1,344
Later than five years	—	—	—
Total	3,079	208	2,871

	12-31-2011
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Not later than one year	3,510	249	3,261
Later than one year and not later than five years	2,766	186	2,580
Later than five years	—	—	—
Total	6,276	435	5,841

Finance lease receivables are presented in the consolidated statement of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Arauco accounts for its lease contracts as finance leases. These lease contracts are for a term of less than five-year at a market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

There are no contingent rents payable or restrictions imposed by lease arrangements.

NOTE 9. REVENUE

	2012	2011
Classes of revenue	ThU.S.$	ThU.S.$
Revenue from sales of goods	4,136,451	4,267,914
Revenue from rendering of services	143,851	106,581
Total	4,280,302	4,374,495

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	2012	2011
	ThU.S.$	ThU.S.$
Employee expenses	434,205	341,260
Wages and salaries	420,885	329,158
Severance indemnities	13,320	12,102

The main actuarial assumptions used by Arauco in the calculation of the severance indemnities obligation as of December 31, 2012 and 2011 are:

Discount rate	3.50%
Inflation	3.00%
Mortality rate	RV-2009

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligation as of December 31, 2012 and 2011:

	2012	2011
	ThU.S.$	ThU.S.$
Current	3,945	3,307
Non-current	43,491	36,102
Total	47,436	39,409

Reconciliation of the present value of severance indemnities obligation	2012 ThU.S.$	2011 ThU.S.$
Opening balance	39,409	39,276
Current service cost	3,916	1,668
Interest cost	1,401	2,553
Actuarial gains	8,235	6,274
Benefits paid	(8,726)	(6,837)
Increase (decrease) for foreign currency exchange rates changes	3,201	(3,525)
Closing balance	47,436	39,409

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. EFFECT OF FOREIGN CURRENCY EXCHANGE RATE VARIATIONS

Local and foreign currency

Assets and liabilities by class of currency as of December 31, 2012 and 2011 are as follows:

	12-31-2012	12-31-2011
	ThU.S.$	ThU.S.$
Total Current Assets	2,698,968	2,462,660

Cash and Cash Equivalents	395,716	315,901
U.S Dollar	325,340	196,546
Euro	1,867	58,328
Brazilian Real	38,477	35,238
Argentine pesos	4,877	4,960
Other currencies	2,726	7,212
Chilean Pesos	22,429	13,617

Other current financial assets	1,012	—
U.S Dollar	1,012	—

Other current non-financial assets	207,889	207,196
U.S Dollar	96,257	138,815
Euros	103	14
Brazilian Real	15,041	23,319
Argentine pesos	13,647	10,553
Other currencies	1,846	12,500
Chilean Pesos	80,995	21,995

Trade and other current receivables	825,869	740,416
U.S Dollar	520,803	500,790
Euro	26,711	25,800
Brazilian Real	53,057	70,564
Argentine pesos	38,256	26,827
Other currencies	22,543	30,480
Chilean Pesos	163,084	82,754
U.F.	1,415	3,201

Accounts receivable from related companies	130,423	70,179
U.S Dollar	122,315	69,356
Brazilian Real	1,268	822
Chilean Pesos	6,840	1

Current Inventories	815,782	795,104
U.S Dollar	718,348	677,337
Brazilian Real	77,340	99,304
Chilean Pesos	20,094	18,463

Current biological assets	252,744	281,418
U.S Dollar	252,744	238,812
Brazilian Real	—	42,606

Current tax assets	55,923	37,153
U.S Dollar	304	6,358
Brazilian Real	6,655	6,745
Argentine pesos	6,931	7
Other currencies	1,188	11,199
Chilean Pesos	40,845	12,844

Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	13,610	15,293
U.S Dollar	13,610	15,293

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2012	12-31-2011
	ThU.S.$	ThU.S.$
Total Non Current Assets	10,852,218	10,089,518

Other non-current financial assets (*)	61,350	25,812
U.S Dollar	60,333	24,650
Argentine pesos	1,017	1,162

Other non-current non-financial assets	125,254	99,901
U.S Dollar	105,414	78,046
Brazilian Real	17,042	19,971
Argentine pesos	1,540	525
Other currencies	681	383
Chilean Pesos	577	976

Trade and other non-current receivables	11,877	7,332
U.S Dollar	5,204	641
Chilean Pesos	3,374	2,538
U.F.	3,299	4,153

Investments accounted for using equity method	1,048,463	886,706
U.S Dollar	790,116	634,440
Brazilian Real	258,347	252,266

Intangible assets other than goodwill	22,311	17,609
U.S Dollar	18,150	12,755
Brazilian Real	4,070	4,751
Chilean Pesos	91	103

Goodwill	58,645	59,124
U.S Dollar	6,996	2,857
Brazilian Real	51,649	56,267

Property, plant and equipment (**)	5,889,137	5,393,978
U.S Dollar	5,121,851	4,669,425
Brazilian Real	756,507	715,486
Chilean Pesos	10,779	9,067

Non-current biological assets	3,473,442	3,463,166
U.S Dollar	3,093,440	3,060,006
Brazilian Real	380,002	403,160

Deferred tax assets	161,739	135,890
U.S Dollar	114,108	77,179
Brazilian Real	46,464	46,478
Argentine pesos	—	11,688
Other currencies	361	150
Chilean Pesos	806	395

(*)	At December 31, 2011 includes revise of ThUS $ 24,650 corresponding to presentation of hedging derivative contracts (See Note 5)
(**)	At December 31, 2011 includes revise of ThUS $ 69,806 corresponding to lease contracts. (See Note 5)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

		12-31-2012			12-31-2011
	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$
Total Liabilities, current	1,015,183	410,104	1,425,287	763,592	268,353	1,031,945

Other current financial liabilities	401,493	407,121	808,614	157,944	91,048	248,992
U.S Dollar	360,732	355,651	716,383	143,129	74,523	217,652
Brazilian Real	8,494	3,432	11,926	11,849	20	11,869
Argentine pesos	25,091	12,200	37,291	—	—	—
Chilean Pesos	111	330	441	—	—	—
U.F.	7,065	35,508	42,573	2,966	16,505	19,471

Bank Loans	347,256	66,015	413,271	120,847	64,971	185,818
U.S Dollar	313,671	50,383	364,054	108,998	64,951	173,949
Brazilian Real	8,494	3,432	11,926	11,849	20	11,869
Argentine pesos	25,091	12,200	37,291	—	—	—

Financial Leases	3,909	16,580	20,489	18	28	46
U.S Dollar	—	127	127	—	—	—
Chilean Pesos	111	330	441	—	—	—
U.F.	3,798	16,123	19,921	18	28	46

Other Loans	50,328	324,526	374,854	37,079	26,049	63,128
U.S Dollar	47,061	305,141	352,202	34,131	9,572	43,703
U.F.	3,267	19,385	22,652	2,948	16,477	19,425

Trade and other current payables	490,191	—	490,191	389,902	7,171	397,073
U.S Dollar	117,458	—	117,458	73,583	412	73,995
Euros	9,114	—	9,114	43,392	—	43,392
Brazilian Real	30,730	—	30,730	9,117	—	9,117
Argentine pesos	37,515	—	37,515	32,235	—	32,235
Other currencies	1,622	—	1,622	2,119	—	2,119
Chilean Pesos	291,190	—	291,190	229,245	3,648	232,893
U.F.	2,562	—	2,562	211	3,111	3,322

Accounts payable to related companies	9,168	—	9,168	9,785	—	9,785
U.S Dollar	1,474	—	1,474	9,751	—	9,751
Chilean Pesos	7,694	—	7,694	34	—	34

Other current provisions	8,875	—	8,875	8,607	—	8,607
U.S Dollar	—	—	—	244	—	244
Argentine pesos	8,875	—	8,875	8,363	—	8,363

Current tax liabilities	12,264	—	12,264	143,008	1,981	144,989
U.S Dollar	—	—	—	9,127	1,571	10,698
Euros	132	—	132	78	—	78
Brazilian Real	—	—	—	14	—	14
Argentine pesos	—	—	—	2,219	—	2,219
Other currencies	711	—	711	30	284	314
Chilean Pesos	11,421	—	11,421	131,540	126	131,666

Current provisions for employee benefits	962	2,983	3,945	2,976	331	3,307
Chilean Pesos	962	2,983	3,945	2,976	123	3,099
U.F.	—	—	—	—	208	208

Other current non-financial liabilities	92,230	—	92,230	51,370	167,822	219,192
U.S Dollar	49,453	—	49,453	—	166,157	166,157
Brazilian Real	23,767	—	23,767	28,094	—	28,094
Argentine pesos	4,067	—	4,067	5,230	—	5,230
Other currencies	2,221	—	2,221	11,626	—	11,626
Chilean Pesos	10,620	—	10,620	6,419	865	7,284
U.F.	2,102	—	2,102	1	800	801

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

		12-31-2012			12-31-2011
	From 13 months to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$	From 13 months to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$
Total non-current liabilities	2,947,016	2,213,124	5,160,140	2,191,546	2,298,537	4,490,083

Other non-current financial liabilities (*)(**)	1,401,793	2,204,517	3,606,310	1,281,495	1,781,976	3,063,471
U.S Dollar	1,244,963	1,380,868	2,625,831	1,092,389	1,278,879	2,371,268
Brazilian Real	2,679	26,216	28,895	6,462	690	7,152
Argentine pesos	8,134	—	8,134	—	—	—
Chilean Pesos	781	—	781	1,568	—	1,568
U.F.	145,236	797,433	942,669	181,076	502,407	683,483

Bank Loans	477,457	30,981	508,438	406,754	769	407,523
U.S Dollar	466,644	4,765	471,409	400,292	79	400,371
Brazilian Real	2,679	26,216	28,895	6,462	690	7,152
Argentine pesos	8,134	—	8,134	—	—	—

Financial Leases	35,563	—	35,563	69,108	698	69,806
U.S Dollar	67	—	67	—	—	—
Chilean Pesos	781	—	781	1,568	—	1,568
U.F.	34,715	—	34,715	67,540	698	68,238

Other Loans	888,773	2,173,536	3,062,309	805,633	1,780,509	2,586,142
U.S Dollar	778,252	1,376,103	2,154,355	692,097	1,278,800	1,970,897
U.F.	110,521	797,433	907,954	113,536	501,709	615,245

Other non-current provisions	13,281	—	13,281	7,799	1,889	9,688
U.S Dollar	—	—	—	2,959	27	2,986
Brazilian Real	13,281	—	13,281	4,840	—	4,840
Argentine pesos	—	—	—	—	1,862	1,862

Deferred tax liabilities	1,395,654	—	1,395,654	753,603	502,630	1,256,233
U.S Dollar	1,222,542	—	1,222,542	553,131	276,008	829,139
Brazilian Real	166,553	—	166,553	200,339	—	200,339
Argentine pesos	5,503	—	5,503	—	226,222	226,222
Other currencies	596	—	596	—	156	156
Chilean Pesos	460	—	460	133	244	377

Non-current provisions for employee benefits	35,157	8,334	43,491	27,939	8,163	36,102
Other currencies	140	—	140	—	—	—
Chilean Pesos	35,017	8,334	43,351	27,939	5,777	33,716
U.F.	—	—	—	—	2,386	2,386

Other non-current non-financial liabilities	101,131	273	101,404	120,710	3,879	124,589
U.S Dollar	500	—	500	123	—	123
Brazilian Real	97,695	—	97,695	120,586	—	120,586
Argentine pesos	2,917	—	2,917	—	3,607	3,607
Chilean Pesos	—	273	273	—	252	252
U.F.	19	—	19	1	20	21

(*)	At December 31, 2011 includes revise of ThUS $ 24,650 corresponding to presentation of hedging derivative contracts (See Note 5)
(**)	At December 31, 2011 includes revise of ThUS $ 69,806 corresponding to lease contracts. (See Note 5)

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Catan Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Arauco Distribución S.A.	Chile	Chilean Pesos
Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos
Controladora de Plagas Forestales S.A.	Chile	Chilean Pesos
Flakeboard Company Limited	Canada	Canadian Dollar

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth a detail by entity of the effect during the years ended December 31, 2012 and 2011 of the Reserve of Exchange Differences on Translation:

	12-31-2012	12-31-2011
	ThU.S.$	ThU.S.$
Arauco Do Brasil S.A.	(42,232)	(57,754)
Arauco Forest Brasil S.A.	(41,647)	(51,158)
Arauco Florestal Arapoti S.A.	(13,785)	(22,059)
Arauco Distribución S.A.	1,526	(2,138)
Alto Parana S.A.	(5,118)	(6,555)
Others	(582)	(574)

Total reserve of exchange differences on translation	(101,838)	(140,238)

Effect of foreign exchange rates changes

	2012	2011
	ThU.S.$	ThU.S.$

Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(18,435)	(18,197)

Reserve of exchange differences on translation	(101,838)	(140,238)

NOTE 12. BORROWING COSTS

Arauco estimates the average rate of borrowings to finance its investment projects (new plants, improvements and expansions) in Chile and Brazil in order to determine the amount of borrowing costs to be capitalized as part of property, plant and equipment. (See Note 2n).

	2012	2011
	ThU.S.$	ThU.S.$
Property, plant and equipment capitalized cost

Property, plant and equipment capitalized interest cost rate	5.04%	5.69%

Amount of the capitalized interest cost, property, presented as plant and equipment	23,284	4,685

NOTE 13. RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Superintendency of Securities and Insurance and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each reporting period correspond to commercial and financing transactions denominated in Chilean Pesos, U.S. dollars and Euros, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

The main transactions with related parties are loans granted to companies in Uruguay (Joint Venture) (see note 16) and fuel purchases from company Compañía de Petróleos de Chile S.A. (common ultimate parent).

There is neither provision for doubtful debts nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda.

Name of the Intermediate Controlling Entity that Prepares Financial Statements for Public Use

Empresas Copec S.A.

Remunerations to Key Management Personnel

Remunerations to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary, with a possible annual discretionary bonus

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Related party transactions were made on terms of those prevailing under market conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth information about the Relationship between Parent Company and its Subsidiaries

				% Ownership interest			% Ownership interest
			Functional	12-31-2012			12-31-2011
ID N°	Company Name	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
—	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
—	Alto Paraná S.A.	Argentina	U.S. Dollar	9.9753	90.0048	99.9801	—	99.9766	99.9766
—	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9985	99.9985	98.0000	1.9985	99.9985
—	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.5000	98.4980	99.9980	1.5000	98.4980	99.9980
—	Arauco Denmark Aps	Denmark	U.S. Dollar	—	—	—	—	99.9990	99.9990
96765270-9	Arauco Distribución S.A.	Chile	Chilean Pesos	—	99.9992	99.9992	—	99.9992	99.9992
—	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.4573	98.5412	99.9985	1.7629	98.2361	99.9990
—	Arauco Ecuador S.A.	Ecuador	U.S. Dollar	—	—	—	0.1000	99.8990	99.9990
—	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	79.9992	79.9992	—	79.9992	79.9992
—	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	13.3524	86.6466	99.9990	13.3524	86.6466	99.9990
—	Arauco Forest Products B.V.	Holland	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Holanda Cooperatief U.A.	Holland	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Panels Canada ULC	Canada	U.S. Dollar	—	99.9990	99.9990	—	—	—
—	Arauco Panels USA, LLC	USA	U.S. Dollar	—	99.9990	99.9990	—	—	—
—	Arauco Perú S.A.	Perú	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
—	Arauco Wood Products, Inc.	USA	U.S. Dollar	0.0004	99.9981	99.9985	0.3953	99.6037	99.9990
—	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96565750-9	Aserraderos Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
82152700-7	Bosques Arauco S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Catan Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99.9934	99.9934	—	99.9925	99.9925
96657900-5	Controladora de Plagas Forestales S.A.	Chile	Chilean Pesos	—	59.6326	59.6326	—	59.6326	59.6326
—	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99.9789	99.9789	—	99.9754	99.9754
—	Flakeboard America Limited	USA	U.S. Dollar	—	99.9990	99.9990	—	—	—
—	Flakeboard Company Limited	Canada	Canadian Dollar	—	99.9990	99.9990	—	—	—
96573310-8	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9248	—	99.9248	99.9248	—	99.9248
85805200-9	Forestal Celco S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	97.4281	97.4281	—	97.4281	97.4281
—	Forestal Concepción S.A.	Panamá	U.S. Dollar	0.0050	99.9936	99.9986	0.0050	99.9936	99.9986
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79.9405	79.9405	—	79.9405	79.9405
—	Forestal Nuestra Señora del Carmen S.A.	Argentina	U.S. Dollar	—	99.9805	99.9805	—	99.9766	99.9766
—	Forestal Talavera S.A.	Argentina	U.S. Dollar	—	99.9942	99.9942	—	99.9945	99.9945
96567940-5	Forestal Valdivia S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Greenagro S.A.	Argentina	U.S. Dollar	—	97.9805	97.9805	—	99.9766	99.9766
—	Industrias Forestales S.A.	Argentina	U.S. Dollar	—	—	—	9.9770	90.0221	99.9991
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.6058	1.3932	99.9990	98.6058	1.3932	99.9990
—	Inversiones Celco S.L.	Spain	U.S. Dollar	—	—	—	—	99.9990	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Leasing Forestal S.A.	Argentina	U.S. Dollar	—	99.9801	99.9801	—	99.9771	99.9771
—	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99.9932	99.9932	—	99.9923	99.9923
96510970-6	Paneles Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
—	Savitar S.A.	Argentina	U.S. Dollar	—	99.9931	99.9931	—	99.9930	99.9930
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9995	99.9995	45.0000	54.9995	99.9995
—	Unilin Arauco Pisos Ltda. (Ex-Arauco Pisos Laminados S.A.)	Brazil	Brazilian Real	—	—	—	—	99.9990	99.9990

All subsidiaries listed in the table above and the special purpose entities Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. are included in the consolidation process.

There are no significant restrictions on the ability of subsidiaries to transfer funds to Arauco in the form of cash dividends or to repay loans or advances.

Employee Benefits for Key Management Personnel

	2012	2011
	ThU.S.$	ThU.S.$
Salaries and bonuses	56,316	49,961
Per diem compensation to members of the Board of Directors	1,615	1,642
Termination benefits	2,509	3,997
Total	60,440	55,600

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Accounts Receivable from Related Parties

		Nature of				12-31-2012	12-31-2011
Name of Related Party	Tax ID No.	Relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Forestal Mininco S.A	91.440.000-7	Common director	Chile	Chilean pesos	30 days	7	1
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	—	—	255
CMPC Maderas S.A.	95.304.000-k	Common director	Chile	Chilean pesos	—	—	10
Eka Chile S.A	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	2,346	1,639
Forestal del Sur S.A	79.825.060-4	Common director	Chile	Chilean pesos	30 days	4,485	1,457
Stora Enso Arapoti Industria del Papel S.A	—	Associates	Brazil	Real	30 days	593	822
Empresa Electrica Guacolda S.A.	96.635.700-2	Controlling Parent’s Associate	Chile	Chilean pesos	30 days	735	—
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Real	30 days	675	—
Eufores S.A	—	Joint Venture	Uruguay	U.S. Dollar	Dec-13	73,095	46,889
Forestal Cono Sur S.A	—	Joint Venture	Uruguay	U.S. Dollar	Dec-13	19,201	19,106
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	30 days	2	—
Ongar S.A	—	Joint Venture	Uruguay	U.S. Dollar	Dec-13	26,056	—
Celulosa y Energía Punta Pereira S.A	—	Joint Venture	Uruguay	U.S. Dollar	30 days	3,228	—
TOTAL						130,423	70,179

Accounts Payable to Related Parties

		Nature of				12-31-2012	12-31-2011
Name of Related party	Tax ID No.	Relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	6,588	7,487
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	677	356
Depósitos Portuarios Lirquén S.A.	96.871.870-3	Subsidiary of an Associate	Chile	Chilean pesos	—	—	4
Empresas Copec S.A.	90.690.000-9	Controlling Parent	Chile	Chilean pesos	30 days	31	28
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos	30 days	380	90
Sigma S.A.	86.370.800-1	Common director	Chile	Chilean pesos	30 days	4	4
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	—	—	115
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean pesos	30 days	10	29
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	30 days	4	4
Puertos y Logística S.A. (ex Puerto de Lirquén S.A.)	82.777.100-7	Associate	Chile	Chilean pesos	—	—	162
Puerto Lirquen S.A. (ex Portuaria Sur de Chile S.A.)	96.959.030-1	Associated subsidiary	Chile	Chilean pesos	30 days	644	1,349
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an Associate	Chile	Chilean pesos	30 days	830	157
TOTAL						9,168	9,785

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Related party transactions for the years ended December 31, 2012 and 2011:

Purchases
		Nature of			Transaction	12-31-2012	12-31-2011
Name of Related Party	Tax ID No.	Relationship	Country	Currency	Descriptions	ThU.S.$	ThU.S.$
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel	5,506	4,849
Empresas Copec S.A	90.690.000-9	Controlling Parent	Chile	Chilean pesos	Management service	306	296
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel	113,948	111,778
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an Associate	Chile	Chilean pesos	Transport and stowage	7,118	6,882
Puerto Lirquén S.A. (ex Portuaria Sur de Chile S.A.)	96.959.030-1	Associated subsidiary	Chile	Chilean pesos	Port services	8,409	2,112
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	67,163	69,819
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and ships	777	737
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	1,698	1,692
Puertos y Logística S.A. (ex Puerto de Lirquén S.A.)	82.777.100-7	Associate	Chile	Chilean pesos	Port services	329	7,454
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean pesos	Telephone services	503	435
CMPC Maderas S.A.	95.304.000-K	Common director	Chile	Chilean pesos	Wood and logs	303	—
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean pesos	Wood and logs	1,675	1,013
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical Power	2,790	29
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	Others purchases	1,324	516

Sales
		Nature of			Transaction	12-31-2012	12-31-2011
Name of Related Party	Tax ID No.	Relationship	Country	Currency	Descriptions	ThU.S.$	ThU.S.$
Celulosa y Energia Punta Pereira S.A.	—	Joint venture	Uruguay	Euro	Loans and interest	—	51,872
Celulosa y Energia Punta Pereira S.A.	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	—	61,161
Celulosa y Energia Punta Pereira S.A.	—	Joint venture	Uruguay	U.S. Dollar	Other Sales	—	1,406
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical Power	2,979	9,285
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Electrical Power	25,011	34,818
Stora Enso Arapoti Industria de Papel S.A.	—	Associates	Brazil	Real	Wood	8,853	8,897
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and chips	24,120	28,543
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean pesos	Wood	108	742
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	Wood	3,332	2,081
Cartulinas CMPC S.A.	96.731.890-6	Common director	Chile	Chilean pesos	Pulp	2,982	23,259
Eufores S.A.	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	55,215	79,620
Forestal Cono Sur S.A.	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	9,597	24,444
Zona Franca Punta Pereira S.A.	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	—	27,629
Ongar S.A	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	26,055	—
Empresa Eléctrica Guacolda S.A.	96.635.700-2	Controlling Parent’s Associate	Chile	Chilean pesos	Electrical Power	13,794	1,430

NOTE 14. CONSOLIDATED FINANCIAL STATEMENTS

Subsidiaries

Below are new investments or contributions to subsidiaries, which had no effect on results of operations, except for the acquisition of assets by Arauco Panels USA, LLC.

On September 24, 2012, Arauco through its Canadian subsidiary Arauco Panels Canada ULC, acquired all of the shares of the Canadian entity, Flakeboard Company Limited (hereinafter “Flakeboard”) for ThU.S.$ 242,502.

Flakeboard is one of the leading producers of wood panels in North America, that directly and/or through its subsidiaries, owns and operates seven panel plants, with an aggregated production capacity of 1.2 million cubic meters per year for medium density fiberboards, a production capacity of 1.1 million cubic meters per year for particle board panels, and a production capacity of 180,000 cubic meters per year of melamine textured product. The Group made the initial accounting for the acquisition of the Flakeboard based on provisional amounts. The provisional amounts of assets acquired and liabilities assumed might be adjusted during the measurement period (which shall not exceed one year from the acquisition date) to reflect new information obtained about facts and circumstances existing as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. (See table 1)

On November 29, 2011, a new wholly owned subsidiary, Arauco Panels USA LLC, was incorporated through a capital contribution of ThU.S.$62,711, equivalent to 100% ownership, made by our subsidiary Arauco Wood Products, Inc. Subsequently, on January 24, 2012, Arauco Panels USA LLC acquired for ThU.S.$62,711 a Panel Business industrial

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

plant which has a production line of medium density fiberboard (MDF) moldings and high density fiberboard (HDF), a production line of particle board (PB) panels, and two business lines of Melamine products. The plant is located in Moncure, North Carolina, USA. Arauco has determined that the acquisition of these assets constitute a business and has determined the fair value of the acquired net assets and recognized a bargain purchase gain of ThU.S.$16,263, which is being evaluated. (See table 2)

On December 20, 2011, Alto Parana S.A. acquired all of the shares of Greenagro S.A. for a total purchase price of ThU.S.$10,768. Greenagro S.A. complements the production activities related to industrial plant operations of Alto Parana S.A. located in town of Zárate, Province of Buenos Aires, Argentina. The price paid is representative of the fair value of the assets acquired, which mainly correspond to land and plantations forestry. Arauco determined the fair value of the net assets acquired, allocating the largest portion of ThU.S.$7,100 to land, according to the requirements of IFRS 3. (See table 3).

On October 20, 2011, Unilin Arauco Pisos Ltda. (formerly Arauco Pisos Laminados S.A.) was incorporated in Brazil, through a capital contribution of R$ 10 million (U.S.$5 million as of December 31, 2012), equivalent to 100% of its ownership interest, made by our subsidiary Arauco do Brasil S.A. (See Note 16). (Transaction under common control)

On September 13, 2011, Inversiones Arauco International Ltda. and Celulosa Arauco y Constitución S.A. sold for ThU.S.$5,400, its ownership interest (82.42% and 9.16% respectively) in the subsidiary Nuestra Señora del Carmen S.A. to the subsidiary Alto Paraná S.A.. As a result, Alto Paraná S.A. owns 100% of the ownership interest in Nuestra Señora del Carmen S.A. (Transaction under common control)

The following tables set forth the acquisition date fair values of assets acquired and liabilities assumed:

1)	Acquisition of Flakeboard

ARAUCO PANELS CANADA ULC	09-24-2012 ThU.S.$
Cash	52,427
Trade and other receivables	42,717
Inventories	43,253
Property, plant and equipment	323,424
Other assets	11,608
Total Assets	473,429
Financial liabilities, current and non-current	184,531
Trade payables	42,527
Other liabilities	3,869
Total Liabilities	230,927

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

2)	Acquisition of Moncure

ARAUCO PANELS USA LLC.	01-24-2012 ThU.S.$
Cash	—
Trade accounts receivable	258
Inventory	13,398
Property, plant and equipment	82,840
Other assets	41
Total Assets	96,537
Trade payables	6,030
Other liabilities	11,533
Total Liabilities	17,563

The acquisition made by Arauco Panels USA, LLC, resulted in the recognition of bargain purchase gain which is presented in the line item “Other gains (losses) in the statement of income:

Arauco Panels USA LLC	2012 ThU.S.$
Consideration transferred	62,711
Fair value of assets acquired and liabilities assumed	78,974
Gain from a bargain purchase	16,263

The following table sets forth are the amounts of revenue and profit or loss of the acquirees since the date of acquisition included in the consolidated statements of income:

Arauco Panels Canada ULC	09-24-2012 to 12-31-2012 ThU.S.$
Revenue	131,094
Profit/(Loss)	(5,558)

Arauco Panels USA LLC	01-24-2012 to 12-31-2012 ThU.S.$
Revenue	115,911
Profit/(Loss)	(5,321)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth the revenue and profit or loss as if the acquisition date had been as of the beginning of January 1, 2012:

Arauco Panels Canada ULC	January-December 2012 ThU.S.$
Revenue	518,071
Profit/(Loss)	4,711

3)	Acquisition of Greenagro

GREENAGRO S.A.	12-20-2011 ThU.S.$
Cash	537
Trade accounts receivable	32
Inventory	826
Property, plant and equipment	7,970
Biological assets	1,838
Other assets	7
Total Assets	11,210
Trade payables	37
Deferred income tax	386
Other liabilities	19
Total Liabilities	442

NOTE 15. INVESTMENTS IN ASSOCIATES

Arauco made, in the months of January, February and April of year 2012, capital contributions for a total of ThU.S.$13,492 to Puerto de Lirquén S.A. (formerly Puertos y Logística S.A.). As of December 31, 2012, Arauco owns 20.28% of the issued capital of such company.

On December 21, 2011, Arauco made a capital contribution of ThU.S.$3,302 to Puerto de Lirquén S.A. As a result, as of December 31, 2011, Arauco owned 20.20 % of the issued capital of such company.

On December 14, 2011, Arauco made a capital contribution of ThU.S.$5,004 to Inversiones Puerto Coronel S.A. Such capital contribution did not result in a change in the ownership percentage over this entity.

On November 17, 2011, our subsidiary Arauco Forest Brasil S.A., made a capital contribution of ThU.S.$232,916 to the Brazilian company Centaurus Holding S.A., which represented a 43.05% of ownership interest of such entity. This investment was made at the same time that Klabin S.A., one of the most important companies in the Brazilian forestry sector, made an investment.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

In November 2011, our associate Centaurus Holding S.A. acquired 100% of the voting rights of the Brazilian company Florestal Vale do Corisco S.A., a company that owns 107,000 hectares in the State of Parana. This transaction strengthens Arauco’s position in the Brazilian forestry sector in order to develop its operations and ensures the supply of wood for future projects. As a result of this acquisition, Centaurus Holding S.A. recognized a bargain purchase, over which Arauco Forest Brasil S.A. has recognized its equity interest share, and has been included in the Consolidated Statement of Income within the line item Share of profit (loss) in associates and joint ventures accounted for using equity method in the amount of ThU.S.$8,885.

In April 2012, Centaurus Holding S.A. was merged with Florestal Vale do Corisco S.A., where the latter becomes the continuing entity. Subsequently, in May 2012, Klabin S.A. decrease its capital in Florestal Vale do Corisco S.A. (formerly Centaurus S.A.) and, as a result of that, Arauco Forest Brasil S.A. increase from 43% to 49% its ownership interest in such investee.

On March 29, 2011, Novo Oeste Gestao de Ativos Florestais S.A. was incorporated through a capital contribution of ThR$1,225 (equivalent to 1,225,000 shares) made by Arauco Forest Brasil S.A., which represented a 48.9912% of ownership interest over Novo Oeste Gestao de Ativos Florestais S.A. The corporate purpose of this company is management of forestry assets and sales of wood.

The following table set forth information about Investments in associates as of December 31, 2012 and 2011, respectively:

Name	Puertos y Logística S.A. (Formerly Puerto de Lirquén S.A.)
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Docking and warehousing operations for own use and third party own assets, cargo of all classes of goods, as well, as warehousing and transport operations.
Ownership interest (%)	20.2767%	20.2022%
	12-31-2012	12-31-2011
Carrying amount	ThU.S.$ 63,384	ThU.S.$ 46,238

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	12-31-2012	12-31-2011
Carrying amount	ThU.S.$ 35,780	ThU.S.$ 36,273

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	12-31-2012	12-31-2011
Carrying amount	ThU.S.$ 1,214	ThU.S.$ 1,153

Name	Stora Enso Arapoti Industria de Papel S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Industrialization and commercialization of paper and cellulose, raw materials and by-products
Ownership interest (%)	20.0000%
	12-31-2012	12-31-2011
Carrying amount	ThU.S.$ 40,821	ThU.S.$36,280

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	12-31-2012	12-31-2011
Carrying amount	ThU.S.$ 65	ThU.S.$70

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will allow implementing a biofuel industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	12-31-2012	12-31-2011
Carrying amount	ThU.S.$ 326	ThU.S.$ 311

Name	Novo Oeste Gestao de Ativos Florestais S.A.
Country	Brazil
Functional Currency	Real
Corporate purpose	Management of forestry activities and commercialization of wood and others.
Ownership interest (%)	48.9912%
	12-31-2012	12-31-2011
Carrying amount	(ThU.S.$ 6,135)	(ThU.S.$ 2,986)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Name	Vale do Corisco S.A. (Formerly Centaurus Holding S.A.)
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%	43.0500%
	12-31-2012	12-31-2011
Carrying amount	ThU.S.$ 211,881	ThU.S.$ 218,972

Summarized Financial Information of Associates

	12-31-2012
	Assets	Liabilities
	ThU.S.$	ThU.S.$
Current	288,698	90,525
Non-current	1,091,980	306,930
Equity		983,223
Total Associates (*)	1,380,678	1,380,678

	12-31-2011
	Assets	Liabilities
	ThU.S.$	ThU.S.$
Current	144,156	50,840
Non-current	1,022,986	154,919
Equity		961,383
Total Associates (*)	1,167,142	1,167,142

	12-31-2012	12-31-2011
	ThU.S.$	ThU.S.$
Revenues	279,855	305,866
Expenses	(201,265)	(295,945)
Profit or loss (*)	78,590	9,921

(*)	Include only Investment in associates.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Movement in Investment in Associates and Joint Ventures (1)

	12-31-2012	12-31-2011
	ThU.S.$	ThU.S.$
Opening balance as of January 1	886,706	498,204
Changes
Investments in associates, Additions	13,562	236,443
Investment in joint ventures, Additions	159,692	177,397
Disposals, Investments in associates	(6,607)	0
Share of profit (loss) in investment in associates	17,947	(1,012)
Share of profit (loss) in investment in joint ventures	(3,694)	(10,885)
Dividends Received, Investments in Associates	(3,057)	(1,718)
Increase (Decrease) in foreign exchange currency on translation of
Associates and Joint Ventures	(21,879)	(12,972)

Other increase (decrease) in investment and associates and joint ventures	5,793	1,249
Total changes	161,757	388,502
Ending balance	1,048,463	886,706

	12-31-2012	12-31-2011
	ThU.S.$	ThU.S.$
Carrying amount of associates accounted for using equity method	353,472	339,297
Carrying amount of joint ventures accounted for using equity method	694,991	547,409
Total investment accounted for using equity method	1,048,463	886,706

(1)	See information of joint ventures in Note 16.

NOTE 16. INTERESTS IN JOINT VENTURES

Investments and contributions made

In March 2012 Arauco do Brasil S.A. (a subsidiary) made a capital contribution to Unilin Arauco Pisos Ltda. ( formerly Arauco Pisos Laminados S.A.) in the form of assets for a total of ThR$24,990 (ThU.S.$12,235) for the flooring line of the Pien location (Paraná Brasil), no gain or loss was recognized on this contribution. In April 2012, Arauco sold a 50% interest of Unilin Arauco Pisos Ltda. to Mohwak Unilin International B.V. for ThR$12,500 (ThU.S.$6,120 at December 31, 2012), becoming a joint venture. The sale price for this transaction was equivalent to its carrying amount, thus had no effect on profit or loss. This company is engaged in manufacturing, processing, industrialization and selling of wood laminate floors.

As of December 31, 2012, Arauco, through its subsidiary Arauco Holanda Cooperatief U.A, made capital contributions for a total of ThU.S.$145,977 (ThU.S.$177,397 as of December 31, 2011) to two Uruguayan joint ventures, Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., with Arauco holding 50% ownership interest in the joint venture. This transaction had no effect on results.

Celulosa y Energia Punta Pereira S.A. and Zona Franca Punta Pereira S.A. are both involved in the project known as “Montes del Plata”, which purpose is to build a cutting edge cellulose production plant, with a capacity of 1.3 million tons per year, a port and an energy generation unit utilizing renewable resources, which will be located at the town of Punta Pereira, Province of Colonia, Uruguay.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

At the date of these financial statements, Arauco has committed contribution to Montes del Plata for ThU.S.$66,094.

Investments in Uruguay

The main assets acquired from former owner Grupo Empresarial Ence (Spanish company) during the year 2009 are: 130,000 hectares of land of which 73,000 hectares are forestry plantations; 6,000 hectares under agreements with third parties; one industrial site, the necessary environmental permits for the construction of a pulp mill; a river terminal; one chip producing mill, and one forest nursery.

All these assets were added to the land and plantations that Stora Enso and Arauco already control through a joint venture in Uruguay. With these additions, the joint venture currently maintains ownership interest in forestry area of approximately 270 thousand hectares of land, of which 156 thousand hectares are planted.

Investments in Uruguay are joint ventures because of existing contracts that stipulate that both Arauco and Stora Enso maintain joint control of such investments, each holding a 50% stake.

Furthermore, Arauco holds a 50% in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. A contractual agreement in effect between Arauco and Eka has permitted Arauco and Eka to initiate certain joint venture activities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint ventures:

Celulosa y Energía Punta Pereira S.A. (Uruguay)	12-31-2012		12-31-2011
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	207,222	105,029	13,921	73,878
Non-current	1,396,689	965,918	621,427	215,968
Equity		532,964		345,502
Total Joint Venture	1,603,911	1,603,911	635,348	635,348

Investment	266,482		172,750

	12-31-2012 ThU.S.$		12-31-2011 ThU.S.$
Income	21,009		9,535
Expenses	(25,068)		(7,452)
Joint Venture Net Income (Loss)	(4,059)		2,083

Forestal Cono Sur S.A. (consolidated) (Uruguay)	12-31-2012		12-31-2011
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	145,133	66,794	26,137	45,384
Non-current	172,741	6	288,733	13,289
Equity		251,074		256,197
Total Joint Venture	317,874	317,874	314,870	314,870

Investment	125,537		128,098

	12-31-2012 ThU.S.$		12-31-2011 ThU.S.$
Income	12,435		2,584
Expenses	(17,558)		(16,494)
Joint Venture Net Income (Loss)	(5,123)		(13,910)

Eufores S.A. (consolidated) (Uruguay)	12-31-2012		12-31-2011
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	72,789	288,443	44,531	165,823
Non-current	618,704	868	552,130	28,178
Equity		402,182		402,660
Total Joint Venture	691,493	691,493	596,661	596,661

Investment	201,016		201,260

	12-31-2012 ThU.S.$		12-31-2011 ThU.S.$
Income	76,907		32,929
Expenses	(77,390)		(48,552)
Joint Venture Net Income (Loss)	(483)		(15,623)

Zona Franca Punta Pereira S.A. (Uruguay)	12-31-2012		12-31-2011
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	9,996	40,818	40,067	29,241
Non-current	266,076	89,252	121,977	89,203
Equity		146,002		43,600
Total Joint Venture	276,072	276,072	162,044	162,044

Investment	73,001		21,800

	12-31-2012 ThU.S.$		12-31-2011 ThU.S.$
Income	7,511		1,222
Expenses	(7,206)		(1,825)
Joint Venture Net Income (Loss)	305		(603)

Eka Chile S.A.	12-31-2012		12-31-2011
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	28,271	8,001	25,312	5,235
Non-current	30,191	3,840	30,446	3,521
Equity		46,621		47,002
Total Joint Venture	58,462	58,462	55,758	55,758

Investment	23,311		23,502

	12-31-2012 ThU.S.$		12-31-2011 ThU.S.$
Income	67,709		75,219
Expenses	(64,795)		(68,937)
Joint Venture Net Income (Loss)	2,914		6,282

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

Effects from the economic crisis

Since the beginning of 2009, the complicated market condition affected the Bosseti sawmill operation located in Argentina and the Company decided to shut it down in December 2010 and to adapt its operational structure to the reality of the business, converting the operation and using its land and buildings as a logistics center. As of December 31, 2010, the Company recognized ThU.S.$2,000 in impairment losses to machinery and equipment, which at December 31, 2012, after impairment loss, have a carrying value of ThU.S.$1,000 (ThU.S.$1,600 as of December 31, 2011). At the end of the reporting period, some machinery and equipment were sold, others were moved to sawmill located in Piray and the remaining machinery and equipment are being organized and prepared for subsequent sale.

The recoverable amount of the permanently closed facilities was determined based on estimates of the sale proceeds and residual value, making the corresponding provision in the event that the recoverable amount is less than the carrying amount. These estimates were made by both external and internal evaluators.

Effects of forestry fire

On January 2, 2012, Paneles Arauco S.A.’s industrial facilities were materially damaged due to forestry fires. Such industrial facilities had production capacity of 450 thousand cubic meters of panels per year.

The fire destroyed the machinery, equipment and facilities of the panel processing area, as well as the administration buildings and inventory warehouses. It also damaged the operations of the biomass energy generation facility. The operations resumed on January 6, 2012

Paneles Arauco S.A. had insurance policies covering fire damages. The insurance policies covered damages in the plants, industrial and non-industrial facilities, equipment, machinery, inventories, as well as losses due to business interruption.

All expenses due to fire damages were recognized as incurred. Insurance reimbursements were recognized as receivables once sufficient supporting documentation that the reimbursement would be received and/or at the date the reimbursement was received.

The line items in the financial statements as of December 31, 2012 include the following relating to the effect of the forestry fire:

•	Trade and other current receivables include insurance reimbursements not yet received for ThU.S.$29,819 relating to damages to property, plant and equipment, Inventories and business interruption.

•	Impairment loss of ThU.S$70,161 in line item property, plant and equipment.

•	Inventories write down of ThU.S.$19,841.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

During April and August 2012, Arauco received ThU.S.$120,000, as insurance reimbursement out of which ThU.S.$40,000 relates to business interruption losses, ThU.S.$70,000 to physical damage of property, plant and equipment and ThU.S.$10,000 to inventories losses.

During August and December 2012, Arauco received reimbursements from insurance relating to damaged inventory and property, plant and equipment.

•	The insurance reimbursement for inventory damaged was ThUS$20,801, which at the end of the reporting period has been fully received.

•

The insurance reimbursement received in December 2012, for property, plant and equipment damaged and business interruption losses were ThUS$96,986 and ThUS$46,088, respectively. As of December 31, 2012, an outstanding amount of ThUS$29,819 is yet to be received, which has been presented as trade and other current receivables.

Other effects

In December 2011, particle board (PBO) lines of Curitiba Plant (Brazil) were shut down due to higher cost of maintenance. The Company recognized an impairment loss of ThUS$6,088 related to machinery and equipment.

Cash-Generating Unit with Impaired Assets

As of December 31, 2012 and 2011, the following impairment provisions related to Cash-Generating Units existed:

	12-31-2012	12-31-2011
Cash-generating Units	ThU.S.$	ThU.S.$
Bosseti sawmill plant	2,000	2,000
PBO lines of Curitiba plant	6,088	6,088
Total accumulated impairment losses	8,088	8,088

Disclosure of Impairment Losses of Assets

Information on Impairment of Property, Plant and Equipment due to technical obsolescence and damages from the fire as of December 31, 2012 and 2011:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence and Claim
	12-31-2012	12-31-2011
Information relevant to the sum of all impairment	ThU.S.$ 4,720	ThU.S.$ 3,492

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Buildings and Structures Machinery and Equipment Other assets
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Earthquake and tsunami
	12-31-2012	12-31-2011
Information relevant to the sum of all impairment	ThU.S.$ 1,046	ThU.S.$ 39,124

At the date of these financial statements, the impairment losses relating to physical damage of property, plant and equipment as a result of the earthquake and tsunami have been reversed. The amount of the existing provision is referred to assets that are in the process of repair and / or replacement, process that was mostly concluded at the end of year 2011.

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination. The goodwill generated by the investment in Arauco do Brasil S.A. (formerly Tafisa) was allocated to the Pien panel segment plant. The recoverable amount of the cash-generating unit was determined based on calculations of its value in use. For this calculation we used the expected future cash flows based on the operational plan approved by the management for 10-year period, applying a discount rate of 10%, which does not exceed the long-term average growth rate for the panel segment in Brazil. As of December 31, 2012 this goodwill amounted to ThU.S.$ 51,649 (ThU.S.$ 56,267 as of December 31, 2011) for a total of goodwill of ThU.S 58,645. The change in the balance of goodwill from Brasil is due only to the exchange difference on translation. Therefore, there has been no impairment losses recognized for the years ended December 31, 2012 and 2011.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

Lawsuits or other Legal Proceedings

The contingent liabilities that Arauco deems appropriate to disclose are as follows:

Celulosa Arauco y Constitucion S.A.

1. On April 27, 2005, the National Defense Council (Consejo de Defensa del Estado) filed a civil lawsuit against Celulosa Arauco y Constitucion S.A. for reparation of environmental harm and indemnification, caused by the Valdivia Mill Plant, before the First Civil Court of Valdivia (Primer Juzgado Civil de Valdivia) (Rol 746-2005).

The Company filed its response, arguing that it is not responsible for the environmental damages and therefore that the indemnification payments as well as the alleged reparation, are inadmissible. Currently, expert reports have already been submitted, most of which were against the Company’s position. On September 5, 2011, observations regarding the experts’ reports were presented. The inspection of the court was held on 13th, 14th and 15th of March 2012. The National Defense Council requested the Court to certify the expiration of the term to provide evidence. On September 11, 2012, the Court ordered the total re-foliation of the case file. On September 12, 2012, the Court rejected the National Defense Council’s request to hold the judgment hearing. On January 10, 2013, the ruling was notified to the parties for the purposes they may deem fit. On January 15, 2013, the Company requested a term in order to exercise the rights arising from the re-foliation. The cause is pending.

2. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax calculations No. 184 and No. 185 of 2005, objecting to certain capital reduction transactions effected by Arauco on April 16, 2011 and October 31, 2001, and furthermore, requested reimbursement from the Company for amounts returned to it in respect of certain claimed tax losses. On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the abovementioned tax calculations No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained the Company’s request. In response, the Company filed an additional complaint with regard to the portion of the RAF that was not granted by the administrative review. On February 19, 2010, the Court acknowledged receipt of the Company’s request. Subsequently, the tax authority issued a report and the Company commented on such report. As of the date of issuance of these financial statements, the investigation in respect of this complaint is pending.

Considering that the position of the Company is supported by solid legal arguments, there is a reasonable likelihood of a favorable outcome for the Company.

3. On September 22, 2011 Celulosa Arauco y Constitucion S.A. was notified of a civil claim for compensation of prejudice for an alleged tort liability, filed by twelve fishermen of the Mataquito river before the Court of First Instance, Guarantee and Family of Licantén under Docket number 73-2011, arising out of the dead fish allegedly found in the Mataquito river on September 5, 2007 caused by the Licancel Plant. The plaintiffs seek to be compensated

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

for alleged damages that they have suffered from the aforementioned event, including lost profits, harm and suffering and an alleged contractual liability. The reconsideration appeal filed by the Company against the evidentiary ruling is still pending.

4. On December 20, 2012, the Company was notified of the civil damages claim in summary proceedings, lodged by a group of settlers in the La Concepción sector, near to the Nueva Aldea Plant, the settlers are claiming compensation for alleged environmental damages that affected their quality of life. The claim demands monetary and non-monetary damages. The purported damages refer to atmospheric emissions, pollution in streams, risks related with truck transit and forest fire risks.

On December 27, 2012, the Company requested and obtained from the Court that the lawsuit be treated as ordinary and not summary proceedings. The term for answering the claim is still pending.

Alto Paraná S.A.

1. (i) On October 8, 2007, the Federal Administration of Public Income (Administración Federal de Ingresos Públicos) (“AFIP”) initiated an ex oficio proceeding against the Company’s Argentine affiliate Alto Paraná S.A. (“APSA”) questioning whether APSA erred in deducting from its income tax liability certain expenses, interest payments and exchange rate differences generated by Private Negotiable Obligations which were issued by APSA in 2001 and paid in 2007.

On November 20, 2007, APSA submitted a counterclaim to the claims presented by AFIP, completely rejecting all of AFIP’s allegations and asserting legal arguments that justify its actions in the determination of its tax burden.

On December 14, 2007, AFIP notified APSA that its counterclaim had been dismissed, thus issuing an ex-oficio ruling and ordering the payment, within 15 working days, of the calculated income tax difference for the 2002, 2003 and 2004 fiscal years of $417,908,207 argentine pesos including capital (ThU.S.$ 85,070 at December 31, 2012), compensatory interest, and fines for omission.

On February 11, 2008, APSA appealed the aforementioned ruling before the National Tax Court (Tribunal Fiscal de la Nación) (“TFN”).

On February 8, 2010, APSA was notified of TFN’s ruling, which confirmed the ruling issued by AFIP, with court expenses, based on arguments different from those that justified AFIP’s ex-oficio decision. This decision by the TFN extinguished the administrative process. As a result, the Company’s only remaining option was to pursue a remedy before the Contentious Administrative Matters Federal Appeals Court (Cámara de Apelaciones en lo Contencioso Administrativo Federal) (“CACAF”) and, subsequently, the National Supreme Court of Justice (Corte Suprema de Justicia de la Nación).

On February 15, 2010, APSA appealed before the CACAF, making all necessary submissions with the purpose of attaining a revocation of the contested decision. APSA paid litigation fees (tasa de justicia) in the amount of $5,886,053 Argentine Pesos (ThU.S.$1,196 at December 31, 2012).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

On March 18, 2010, the CACAF, issued a court decree in which it ordered the AFIP to refrain from requesting the blocking of preventive interim relief measures, administratively demanding payment, issuing debt invoices, or initiating judicial collection actions, including seizure of property and other enforcement measures, against APSA until CACAF reaches a decision on APSA’s request for an injunction.

On May 13, 2010 the CACAF decided to grant the injunction requested by APSA, ordering to suspend the enforcement of the AFIP resolution until the final decision on this matter. This injunction was granted by the CACAF subject to the granting of a corresponding bond. On May 19, 2010, APSA filed with the Appeal Court a surety policy issued by Zurich Argentina Cía. de Seguros S.A. On May 20, 2010, the CACAF asked APSA to specify the areas covered by the suretyship insurance. On May 28, 2010 APSA complied with this request and attached Endorsement No. 1 of the surety policy in favor of the CACAF – Trial Chamber I – in the amount of $ 633,616,741 Argentine pesos (equivalent to ThU.S.$128,981 as of December 31, 2012), which includes initial capital, plus adjustments and interests to the date of the bond. On June 2, 2010 the CACAF accepted this surety filed by APSA and sent notice to AFIP of the injunction granted. On June 4, 2010 the AFIP was notified of the ruling dated May 13, 2010, which is final since June 22, 2010.

On February 01, 2013, APSA received notice of the decision dated December 28, 2012, whereby the I Chamber of Appeals rejected the appeal lodged by the Company, confirming the ex officio determination of the AFIP, and imposed the judicial fees for both instances as per their generation, since there was contradictory case law. The Company appealed this decision before the Supreme Court of the Nation via the various procedural remedies available at law. On February 4, 2013, the Company filed an ordinary appeal against the Chamber’s decision and on February 19, 2013, it also filed an extraordinary appeal against the same judgment, both before the Supreme Court of the Nation.

The reasoning of the Chamber of Appeals’ decision did not modify the opinion of our external counsel in that the Company acted in accordance with law when deducting the interest, expenses and exchange differences in the indebtedness challenged by the State, and they still hold that there are good possibilities for the decision to be quashed, rendering without effect AFIP’s ex officio determination. For this reason, we have not made debt provisions in any of the fiscal years during which said negotiable obligations were in effect.

(ii) Within the course of this case’s proceedings, and particularly regarding payment of the litigation fees (tasa de justicia) before the TFN, on July 18, 2008, the Examining Officer ordered APSA to pay $ 10,447,705 Argentine Pesos (ThU.S.$2,124 at December 31, 2012) as payment of Tasa de Actuación (Litigation Fee) before the TFN. On August 14 2008, APSA filed a petition with the court requesting that this order be reconsidered, or in the alternative, rejected on the grounds that the requested amount was unreasonable. APSA provided evidence that it had paid $ 1,634,914 Argentine Pesos (ThU.S.$332 at December 31, 2012), considering that this was the actual amount due, pursuant to Law, for the Tasa de Actuación (Litigation Fee). On April 13, 2010, the First Courtroom of the CACAF denied APSA’s appeal. On April 26, 2011 APSA filed an ordinary appeal against the latter decree before the Supreme Court of the Justice, which was granted on February, 3, 2011. On June 23, 2011 the brief with the ordinary appeal was filed before the Supreme Court. On July, 14, 2011 the AFIP answered the petition of this brief. On May 8th, 2012, the Supreme Court ruled that the ordinary remedy was wrongly admitted, since the appealed sentence was not a final ruling. The case file was returned to Chamber I of the National Appeals Court of

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Adversarial Administrative Matters. On June 15th, 2012, APSA requested that the case be suspended until the substantial issues of the case were resolved, a request which was rejected by the CACAF on June 25th, 2012. On July 2, 2012, APSA filed a motion to reconsider, requesting that such ruling be rendered ineffective and the extraordinary proceeding be suspended until the substantial issues of the case were ruled on, also expressing that it still maintained its interest in the extraordinary remedy that was submitted. On August 21, 2012, APSA filed a presentation which expressed its interest to maintain the extraordinary appeal. Based on their analysis of the grounds underlying the appeal, APSA’s counsel has an optimistic view of the case.

2. On November 28, 2008, Alto Paraná S.A. (APSA) was notified of Resolution 212 issued by the Argentine Central Bank (BCRA) on November 19, 2008, by which the BCRA ordered Indictment No. 3991 questioning the timely liquidation of certain foreign currency.

With respect to APSA’s export proceeds. APSA responded to the charges in a timely and correct manner. Currently, the report is in Nº 8 Economic Criminal Court, 16 Secretariat.

As of the date of these consolidated financial statements and considering the preliminary state of proceedings, Alto Paraná S.A. (APSA) legal advisors are not in a position to estimate the outcome. Therefore, with the understanding that there are no legal grounds for the charges, no provision has been made for this claim. At the closing date there are no other contingencies that might significantly affect the Company’s financial, economic or operational conditions.

Forestal Celco S.A.

1. On April 14, 2009, Forestal Celco S.A. was notified of a civil lawsuit filed by Mario Felipe Rojas Sepúlveda, on behalf of Víctor Adrián Gavilán Villarroel against Cooperativa Eléctrica de Chillán Limitada and against Forestal Celco S.A. The lawsuit aims to make both companies jointly and severally liable for compensation of alleged material damages suffered as a result of a fire that occurred on January 12, 2007 on the El Tablón county property, which belongs to Forestal Celco S.A.

On April 30, 2009 Forestal Celco S.A. filed dilatory exceptions, which pointed to some defects in the demand. The plaintiff rectified the defects, and the Company replied to the demand. On March 8, 2011 the Court issued the legal judgment of first instance rejecting the claim. On March 21, 2011, the plaintiff appealed against the first instance verdict. The Court of Appeals confirmed the Civil Court’s ruling. The plaintiff filed cassation appeals before the Supreme Court, and their decision is still pending. The Court of Appeals of Chillán rejected both appeals. Against the latter judgment, the plaintiff filed a cassation appeal on the merits and the form. The case was forwarded to its Excellence the Supreme Court. The Company appeared before the Court on October 11, 2012, under case file No. 7601-2012. The Court of Appeals of Chillán rejected both appeals. Against the latter judgment, the plaintiff filed a cassation appeal on the merits and the form. The case was forwarded to its Excellence the Supreme Court. The Company appeared before the Court on October 11, 2012, under case file No. 7601-2012.

2. On January 26, 2011, Forestal Celco S.A. was notified of a civil claim submitted by Mr. Hans Fritz Muller Knoop against Cooperativa Eléctrica de Chillán Limitada and Forestal Celco S.A., which seeks that both companies be condemned to pay (jointly and severally) an indemnity for the alleged material damages caused as a result of the spreading of a fire on January 12th, 2007, in the estate named “El Tablon”, owned by Forestal Celco S.A.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

On January 10, 2012, the court ruled first instance verdict condemning both defendants to pay the plaintiff jointly. The deadline for challenge the judgment is still pending.

3. On September 26, 2005, in proceedings numbered 48,679-2006 of the Civil Court of Constitución, Forestal Celco S.A. submitted a claim against Forestal Constitución Ltda. and Vitelia Morán Sepúlveda and other 7 natural persons, with the goal of obtaining a ruling that acknowledges its sole ownership over the Lierecillo estate (1,126 hectares), formed by various property registrations, also seeking that the defendants be sentenced to jointly and severally pay $ 20,000,000 as well as a damage compensation for having harvested a portion of the aforementioned estate. On April 23, 2006, Mr. Adolfo Numi Velasco, acting on behalf of all the aforementioned natural persons, answered the claim requesting its rejection, arguing that his clients are the sole owners of the estate named “El Macaco”, also submitting a counterclaim with the purpose of demanding that Forestal Celco S.A. return the “El Macaco” estate, of 162.7 hectares, plus a damage compensation for the resulting damages, loss of profit and moral damage. On September 29, 2009, a first instance ruling was issued in favor of Forestal Celco S.A’s claim, only with regards to the declaration of ownership, rejecting all other aspects of that claim as well as the corresponding counterclaim. Currently, the case is being reviewed by the Court of Appeals of Talca, under court registration number 267-2012, for a ruling regarding the appeal submitted by the defendant, who is also a counterclaiming plaintiff. Since January 15th, 2013, the case file is being studied by the Court Rapporteur, prior to its presentation before the Court.

4. On September 11th, 2012, Forestal Celco S.A. was served with a voidance claim regarding the partition award and the purchase and sale agreement dated November 28th, 1994, referred to the property called “Loma Angosta”, “, which occupy an area of 281,89 hectares, claim which also sued for damages. The lawsuit was filed by Julián Eduardo Rivas Alarcón, on behalf of Nimia del Carmen Álvarez Delgado, against Patricia del Carmen Muñoz Zamorano and Forestal Celco S.A. The lawsuit was filed before the Civil and Criminal Court of Quirihue, under docket number C-108-2012. On October 4th, 2012, Forestal Celco S.A. submitted before the court a relative incompetence defense. On October 10th, 2012, the other co-defendant also filed a defense arguing the Court’s relative incompetence. The Court’s decision on both defenses is currently pending. On October 4, 2012 Forestal Celco S.A. opposed dilatory exception of relative incompetence. Dated October 10, 2012, the other defendant also objected dilatory exception of lack of jurisdiction. Both exceptions are pending resolution by the Court.

5. On January 4, 2013, Forestal Celco S.A. was served process of a civil claim lodged by Sociedad de Transportes Juan y Joel Cea Cares y Compañía Limitada which seeks to terminate the document known as “General Framework Agreement” including damages allegedly brought by Forestal Celco S.A. On January 21, 2013, the Company lodged preliminary motions to amend the claim whose resolution is still pending (Case File No.C-180-2013 in the Civil Court of Constitución).

Bosques Arauco S.A.

1. On September 23, 2008, 28 workers submitted a lawsuit against their employer, Gama Services (which rendered services for Bosques Arauco S.A. subsidiary of Celulosa Arauco y

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Constitución S.A.), and Bosques Arauco S.A., for an alleged joint and several liability, requesting that the termination of their labor agreements be declared unjustified, demanding for the full payment of their social security and health benefits as well as the payment of severance for their years of service, dismissal notice, vacations, remunerations and extra hours. Said lawsuit was submitted before the 5th Labor Court of Santiago, under Docket number 780-2008, with an undetermined claimed amount.

On January 4, 2011, Bosques Arauco S.A. received the notice of the definitive first instance ruling against Gama Services, ordering the payment of all claimed compensations, including remuneration and social security and health benefits, until the validation of the dismissal or until the ruling has been executed. Simultaneously, the ruling requires that the Company and its subsidiaries jointly and severally, pay the requested compensations, –excluding social security payments, through the day of the dismissal. The lawsuit was concluded with a favorable decision in favor of the plaintiff. The proceeding was ended pursuant to a termination agreement between the parties.

2. On November 17, 2003, Bosques Arauco S.A., an affiliate of Celulosa Arauco y Constitución S.A., was notified of a property restitution claim brought by Ms. Celmira Maria Curin Tromo, whom requested the restitution of certain real estate, its profits and damages in a Special Indigenous Lawsuit, claiming that she is the sole and exclusive owner of the 5.5 hectares of land, which would have been occupied materially by Bosques Arauco S.A., in blatant disregard of her property interest. On September 6, 2008, the first instance decision was issued, denying the claim. The decision was appealed and the Corte de Apelaciones de Temuco (High Court of Appeals of Temuco) overturned the decision on January 6, 2009, finding in favor of the plaintiff with regard to every portion of the claim and ordering the restitution of the land, along with all profits and damages caused by Bosques Arauco S.A. to the land, the assessment of which was deferred to the decision’s execution phase.

On October 28, 2009, the plaintiff requested the execution of the ruling with notice to the defendant. Aside from the restitution of the property and its products, and compensation for the alleged moral harm personally experienced for her. After being notified of the request, Bosques Arauco S.A., in turn, requested that this request be nullified on the ground that the alleged harm and suffering was not an issue in the judicial proceedings and, therefore no judgment on a condemn in that sense. This application has not yet been resolved by the court.

3. On August 13, 2012, Bosques Arauco S.A. was served with a suit which sought damages. This claim was filed by Cooperativa Campesina Mundo Nuevo Limitado, and regards the forests which exist in Fundo Mundo Nuevo. This suit was filed before the Civil Court of Curanilahue, and its docket number is 208-2012. On August 22, 2012, Bosques Arauco S.A. opposed dilatory exceptions of relative incompetence an ineptitude of libel. The Court declined jurisdiction, resolution is final and enforceable. In therefore this trial, to the Court, is over.

Aserraderos Arauco S.A.

On April 29, 2004, Aserraderos Arauco S.A. was served a breach of contract plus damages claim filed by Ingeniería y Construcciones Ralco Ltda. This claim was submitted before the 2nd Civil Court of Concepción, Docket number 3218-2003.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

The plaintiff argued that the contracts entered into with sawmill administrators blind Aserradores Arauco S.A., as considering that between that and Aserraderos Arauco S.A. would be a tacit mandate management, the administrator was acting on behalf and risk of Aserraderos Arauco S.A., entity that ultimately assumed the risks of the business.

There have been no actions for over a year and it is currently archived.

Forestal Cholguán S.A.

1. On December 12, 2010, the company Sociedad Forestal Cholguán S.A. was notified of a boundaries and site fencing claim, submitted by Banfactor Servicios Financieros Limitada’s Receiver before the 30th Civil Court of Santiago, file number 12,825-2010, labelled “Banfactor Servicios Financieros Limitada and Forestal Cholguán S.A.”, which seeks to set the boundaries and site fencing between the neighboring property owned by Forestal Cholguán S.A., named Hacienda Canteras, and a estate named “Fundo Roma”. An expert determined that there is not any land adjoining called “Fundo Roma”, finding Hacienda Canteras perimeter closed and demarcated for many years. Within the context of these same proceedings, on December, 2010, the Court issued a cautionary injunctive measure prohibiting the execution of acts or agreements regarding the lumber and forest products located within “Fundo Roma”. On April 3, 2012, the court issued a decision rejecting the claim; the ruling was appealed by the plaintiff and the third adjuvant (Banco del Desarrollo). On April 13, 2012 Forestal Cholguán S.A. filed a request to lift the preliminary injunction, which was rejected by the Court, because of that, the company appealed again. Both appeals are still pending and will jointly view.

Forestal Valdivia S.A.

1. On October 26th, 2012, Forestal Valdivia S.A. – a subsidiary of Celulosa Arauco y Constitución S.A. was sued for recovery of real property. The aforesaid suit was filed by the community of heirs left after the death of Mrs. Julia Figueroa Oliveiro, which occurred over 60 years ago. That application was lodged with the Civil Court of Loncoche, Docket Number 79-2012, the lawsuit demanded the recovery and restitution of two estates, with their products and improvements, arguing that the abovementioned community of heirs is the sole and exclusive owner of two real states whose total surface amounts to 1,210 hectares, which would allegedly be occupied by Forestal Valdivia S.A. without any title whatsoever. On November 19, 2012, Forestal Valdivia S.A. opposed before the court dilatory exceptions of relative incompetence and ineptitude of libel, which are still pending of resolution.

Inversiones Arauco Internacional Ltda.

1. On May 5, 2011, the Chilean Internal Revenue Service (“Chilean IRS”) issued liquidations N° 7 and 8 to Inversiones Arauco Internacional Ltda., objecting the reasonableness and necessity that a compensation payment made by the Company under the framework of partnership and participation in Forestal Cono Sur S.A. of Uruguay, is regarded as a deductible expense.

On May 4, 2012, the Company presented a claim to the Tax Court against liquidations No. 7 and 8. Currently, the claim is not yet provided.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

At the end of each reporting period there are no other contingencies that might significantly affect the Company’s financial, position or results of operations.

Current/Non-current provisions as of December 31, 2012 and 2011 are as follow:

	12-31-2012	12-31-2011
Classes of Provisions	ThU.S.$	ThU.S.$
Provisions, Current	8,875	8,607
Provisions for litigations	8,875	8,405
Other provisions	—	202
Provisions, non-Current	13,281	9,688
Provisions for litigations	4,671	6,702
Other provisions	8,610	2,986

Total Provisions	22,156	18,295

	12-31-2012
Movements in Provisions	Litigations ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	15,107	3,188	18,295
Changes in provisions
Increase in existing provisions	2,604	—	2,604
Used provisions	(1,098)	(202)	(1,300)
Increase (decrease) in foreign currency exchange	(1,539)	—	(1,539)
Other Increases (Decreases)	(1,528)	5,624	4,096
Total Changes	(1,561)	5,422	3,861
Closing balance	13,546	8,610	22,156

	12-31-2011
Movements in Provisions	Litigations ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	13,451	—	13,451
Changes in provisions
Increase in existing provisions	4,183	218	4,401
Used provisions	(520)	—	(520)
unused provision reversed	(533)	—	(533)
Increase (decrease) in foreign currency exchange	(1,473)	—	(1,473)
Other Increases (Decreases)	(1)	2,970	2,969
Total Changes	1,656	3,188	4,844
Closing balance	15,107	3,188	18,295

Provisions for litigations are for labor and tax claims whose payment period is uncertain.

Other provisions include the liability recognition for investments with net asset deficiency at the end of the reporting period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

The table below sets forth intangible assets as of December 31, 2012 and 2011:

	12-31-2012	12-31-2011
Classes of Intangible Assets, Net	ThU.S.$	ThU.S.$
Intangible assets, net	22,311	17,609
Computer software	12,391	9,217
Water rigths	5,114	5,811
Other identifiable intangible assets	4,806	2,581

Classes of intangible Assets, Gross	45,702	38,547
Computer software	35,782	30,155
Water rigths	5,114	5,811
Other identifiable intangible assets	4,806	2,581

Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(23,391)	(20,938)
Accumulated amortization and impairment, intangible assets	(23,391)	(20,938)
Computer software	(23,391)	(20,938)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	12-31-2012
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rigths ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	9,217	5,811	2,581	17,609
Changes
Additions	6,422	—	2,201	8,623
Disposals	(347)	(773)	—	(1,120)
Amortization	(2,779)	—	—	(2,779)
Increase (decrease) in foreign currency conversion	(123)	—	(17)	(140)
Others Increases (Decreases)	1	76	41	118
Changes Total	3,174	(697)	2,225	4,702
Closing Balance	12,391	5,114	4,806	22,311

	12-31-2011
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rigths ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	4,054	5,777	1,296	11,127
Changes
Additions	6,289	22	1,308	7,619
Amortization	(1,897)	—	—	(1,897)
Increase (decrease) in foreign currency conversion	771	12	(23)	760
Changes Total	5,163	34	1,285	6,482
Closing Balance	9,217	5,811	2,581	17,609

		Minimum life	Maximum life
Computer Software	Years	3	16

The amortization of computer software is presented in the Consolidated Statements of Income line item Administrative Expenses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise of plantations forestry, of mainly radiata and taeda pine, and to a lower extent of eucalyptus. The plantations are located in Chile, Argentina, and Brazil, with a total surface of 1.6 million hectares, out of which 961 thousand hectares are used for forestry planting, 391 thousand hectares are native forest, 148 thousand hectares are used for other purposes and 60 thousand hectares not yet planted.

As of December 31, 2012, the production volume of logs totaled 18.7 million cubic meters (18.4 million cubic meters as of December 31, 2011).

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses the discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current plantations forestry are current expectations total volume does not decrease, with a minimum equal to the current supply demand.

•	Future plantations are not considered.

•

The harvest of plantations forestry supplies raw material for all other products that Arauco produces and sells. By directly controlling the development of forests that will be processed, Arauco ensures to itself, high quality timber for each of its products.

•

Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s owned industrial centers and sales to third parties at market prices. Sales margin is also considered in the valuation of the different products that are harvested in the forest. Any changes in the fair value of the plantations are recognized in profit or loss in the line item other income within the statement of income. Changes in fair value of biological assets were ThUS$231,763 and ThUS$229,889, for the years ended December 31, 2012 and 2011, respectively. As a result of measuring biological assets at its fair value a higher cost of sales of ThUS$239,403 and ThUS$253,019 was recognized for the years ended December 31, 2012 and 2011 resulting from the difference between the cost of wood at fair value versus actual cost incurred.

•	Plantations forestry are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are 8% in Chile, 12% in Argentina and 8% in Brazil.

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil
Pine	24	15	15
Eucalyptus	12	10	7

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0.5	(121,373)
	-0.5	128,185

Margins (%)	10	404,854
	-10	(404,854)

Differences in valuation of biological assets, in the discount rate and in the margins are recognized in the Statement of Income under line items “other income” and “other expenses”, as appropriate.

Plantations forestry classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its plantations forestry, which in conjunction with company resources and efficient protection measures for these forestry assets allow financial and operational risks to be minimized.

Uruguay

Arauco owns biological assets in Uruguay through a joint venture with Stora Enso, which is accounted for in these consolidated financial statements under the equity method (see Note 16).

As of December 31, 2012, Arauco’s investment in Uruguay represented a total of 135 thousand hectares, out of which 78 thousand hectares are allocated to plantations, 6 thousand hectares to native forest, 45 thousand hectares for other uses, and 6 thousand hectares for planting.

Detail of Biological Assets Pledged as Security

There is no forestry plantations pledged as security, except for those owned by Forestal Río Grande S.A. (affiliate of Fondo de Inversiones Bio Bio, a special purpose entity). In October 2006, Forestal Río Grande S.A. has pledged its forestry plantations with prohibition to sell and encumber them to secure its liabilities with JPMorgan and Arauco.

As of December 31, 2012, the fair value of these forests was ThU.S.$2,394 (ThU.S.$9,322 as of December 31, 2011).

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

No significant government grants have been received.

As of the date of these Financial Statements, the Current and Non-current biological assets are as follows:

	12-31-2012	12-31-2011
	ThU.S.$	ThU.S.$
Current	252,744	281,418
Non-current	3,473,442	3,463,166
Total	3,726,186	3,744,584

Reconciliation of carrying amount of biological assets

12-31-2012
Movement	ThU.S.$
Opening Balance	3,744,584
Changes in Biological Assets
Additions	122,595
Decreases due to Sales	(5,548)
Decreases due to Harvest	(330,947)
Gain (losses) arising from changes in fair value less costs to sale	231,763
Increases (decreases) in Foreign Currency Translation	(34,553)
Loss of forest due to fires	(3,388)
Other Increases (decreases)	1,680
Total Changes	(18,398)
Closing Balance	3,726,186

12-31-2011
Movement	ThU.S.$
Opening Balance	3,790,958
Changes in Biological Assets
Additions	145,867
Decreases due to Sales	(1,287)
Decreases due to Harvest	(346,423)
Gain (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	229,889
Increases (decreases) in Foreign Currency Translation	(56,403)
Loss of forest due to fires	(16,897)
Other Increases (decreases)	(1,120)
Total Changes	(46,374)
Closing Balance	3,744,584

As of the date of these consolidated financial statements, there are no disbursements related to the acquisition of biological assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENT

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Detail information of disbursements related to environmental

On December 31, 2012 and 2011, Arauco has made and / or has committed the following disbursements by major environmental projects:

Environment Related Disbursement Information

As of December 31, 2012 and 2011, Arauco made the following disbursements related to its main environmental projects:

		Disbursements undertaken 2012				Committed Disbursements
12/31/2012		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	393	Assets	Property, plant and equipment	4,888	2013
Arauco Do Brasil S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	0	Assets	Property, plant and equipment	354	2013
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	2,109	Assets	Property, plant and equipment	4,971	2013
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	1,400	Assets	Property, plant and equipment	1,264	2013
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	3,339	Assets	Property, plant and equipment	1,798	2013
Celulosa Arauco Y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2,402	Assets	Property, plant and equipment	0	2012
Alto Parana S.A.	Construction emissary	In process	47	Assets	Property, plant and equipment	766	2013
Alto Parana S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	792	Assets	Property, plant and equipment	1,936	2013
Alto Parana S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	4,202	Assets	Property, plant and equipment	645	2013
Paneles Arauco S.A.	Environmental improvement studies	In process	168	Assets	Property, plant and equipment	34	2013
Paneles Arauco S.A.	Environmental improvement studies	In process	1,046	Expense	Administration expenses	329	2013
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	148	Assets	Property, plant and equipment	0	2012
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,731	Expense	Operating cost	1,835	2013
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	362	Expense	Administration expenses	390	2013
Forestal Celco S.A.	Environmental improvement studies	In process	687	Expense	Administration expenses	484	2013
Forestal Valdivia S.A.	Environmental improvement studies	In process	177	Expense	Administration expenses	100	2013

		TOTAL	19,003			19,794

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

		Disbursements undertaken 2011				Committed Disbursements
Company	12/31/2012	State	Amount	Asset	Asset/expense	Amount	Estimated
	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	4,721	Asset	Property, plant and equipment	6,244	2012
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	54	Asset	Property, plant and equipment	—	—
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	1,744	Asset	Property, plant and equipment	3,506	2012
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	Finished	132	Asset	Property, plant and equipment	—	—
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	1,832	Asset	Property, plant and equipment	590	2012
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	1,965	Asset	Property, plant and equipment	—	—
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	1,711	Asset	Property, plant and equipment	4,344	2012
Celulosa Arauco Y Constitucion S.A.	Construction of Outlets	Finished	330	Asset	Property, plant and equipment	—	—
Celulosa Arauco Y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	3,583	Asset	Property, plant and equipment	2,426	2012
Alto Parana S.A.	Construccion Emisario	In process	39	Asset	Property, plant and equipment	774	2012
Alto Parana S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2	Asset	Property, plant and equipment	2,606	2012
Paneles Arauco S.A.	Environmental improvement studies	In process	247	Asset	Property, plant and equipment	546	2012
Paneles Arauco S.A.	Environmental improvement studies	In process	1,416	Expense	Administration expenses	1,976	2012
Paneles Arauco S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	474	Asset	Property, plant and equipment	257	2012
Paneles Arauco S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	3,288	Asset	Operating cost	2,510	2012
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	390	Expense	Administration expenses	400	2012
Forestal Celco S.A.	Environmental improvement studies	Finished	853	Asset	Property, plant and equipment	—	—
Forestal Celco S.A.	Environmental improvement studies	In process	407	Expense	Administration expenses	552	2012
Forestal Valdivia S.A.	Environmental improvement studies	In process	244	Expense	Administration expenses	126	2012

		TOTAL	23,432			26,857

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

As a result of decreases in demand for saw timber products due to the economic downturn in years 2008 and 2009, Arauco’s Management decided in December, 2010 to permanently close the following sawmills: La Araucana, Escuadrón, Lomas Coloradas, Coelemu and the remanufacturing plant Lomas Coloradas. Property, plant and equipment related to these facilities were classified held for sale. As of December 31, 2011, Arauco remains committed to its plan to sell these assets, although the completion of these sales have been delayed more than expected as the Company is seeking for more favorable offers.

The following table sets forth information on the main types of non-current assets held for sale:

	12-31-2012	12-31-2011
	ThU.S.$	ThU.S.$
Land	5,011	5,011
Buildings	5,739	5,739
Property, plant and equipment	2,860	4,543
Total	13,610	15,293

A loss of ThUS$1,322 related to remeasurement of non-current assets held for sale was recognized for the year ended December 31, 2012.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

Classification

The following table sets forth the fair value of financial assets and financial liabilities as compare with the carrying amount as of December 31, 2012 and 2011.

Financial Instruments	December 2012		December 2011
Thousands of dollars	Carrying amount	Fair Value	Carrying amount	Fair Value
Assets Current and non Current

Fair value through profit or loss (held for trading)	180,558	180,558	155,751	155,751
Interest Rate Swaps	—	—	—	—
Forward	—	—	—	—
Mutual funds (2)	180,558	180,558	155,751	155,751
Hedging instruments	60,333	60,333	24,650	24,650
Swap foreign exchange (*)	60,333	60,333	24,650	24,650
Loans and Accounts Receivables	1,183,327	1,183,327	978,077	978,077
Cash and cash equivalents	215,158	215,158	160,150	160,150
Cash	63,359	63,359	31,624	31,624
Time deposits	151,799	151,799	128,526	128,526
Accounts Receivables (net)	837,746	837,746	747,748	747,748
Trades and other receivables	634,752	634,752	639,761	639,761
Lease receivable	2,871	2,871	5,841	5,841
Other receivables	200,123	200,123	102,146	102,146
Accounts receivable from related parties	130,423	130,423	70,179	70,179
Other Financial Assets	2,029	2,029	1,162	1,162

Financial Liabilities, Total	4,914,282	5,152,621	3,719,321	3,924,975
Financial Liabilities at amortized cost (3)	4,899,873	5,138,212	3,689,965	3,895,619
Bonds issued denominated in U.S. dollars	2,487,236	2,712,585	1,985,244	2,186,270
Bonds issued denominated in U.F. (4)	930,607	949,141	634,670	653,561
Banck Loans in Dollars and others	840,373	840,681	574,665	561,476
currencies	86,246	80,394	18,676	17,602
Financial Leasing (**)	56,052	56,052	69,852	69,852
Trades and other Payables	490,191	490,191	397,073	397,073
Accounts payable to related parties	9,168	9,168	9,785	9,785
Financial liabilities at fair value through profit or loss	14,409	14,409	29,356	29,356
Interest Rate Swaps	1,070	1,070	3,612	3,612
Hedging instruments	13,339	13,339	25,744	25,744
Swap (*)	12,694	12,694	24,835	24,835
Forward	645	645	909	909

(*)	At December 31, 2011 includes revise of ThUS $ 24,650 corresponding to presentation of hedging derivative contracts (See Note 5)
(**)	At December 31, 2011 includes revise of ThUS $ 69,806 corresponding to lease contracts (See Note 5)
(1)	Assets measured at fair value through profit or loss other than mutual funds classified as cash equivalents, are presented in the line item “other financial assets” in the consolidated statement of financial position.
(2)	Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statement of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short term investment.
(3)	Financial liabilities measured at amortized cost, other than “Trade and other payables” and derivatives are presented in the consolidated statement of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.
(4)	The Unidad de Fomento (“UF”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Valuation techniques and assumptions applied for the purpose of measuring fair value

The carrying amount of trade and other receivables, trade and others payables, accounts payables related parties, cash and cash equivalents, and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments, and, in the case of trade and other receivables, due to the fact that any loss resulting from its recoverability is already reflected in the provision for impairment losses.

The fair value of non-derivative financial assets and financial liabilities that are not traded in active markets is an estimated through the use of discounted cash flows that are calculated over market variables that are observable at the date of the financial statements.

The fair values of bonds issued were determined with reference to quoted market prices as they have standard terms and conditions and traded on an active liquid market.

The fair value of bank borrowings were determined based on discounted cash flow analysis, applying the corresponding discount yield curves to the remaining term to maturity.

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of December 31, 2012 and 2011

	December 2012	December 2011
	ThU.S.$	ThU.S.$
Bank borrowings - current portion	91,652	85,124
Bonds issued - current portion	395,453	58,607
Total	487,105	143,731

FINANCIAL COVENANTS

The following table shows the compliance with financial covenants (debt to equity ratio) required by domestic bond indentures:

	December 2012	December 2011
	ThU.S.$	ThU.S.$
Financial debt, current	806,899	244,471
Financial debt, non-current	3,593,615	3,038,636
Other debt guaranteed by Arauco	555,940	167,450
Total	4,956,454	3,450,557
Cash and cash equivalent	(395,716)	(315,901)
Net financial debt	4,560,738	3,134,656
Non-controlling interests	74,437	90,543
Equity attributable to owners of parent	6,891,322	6,939,607
Total equity	6,965,759	7,030,150

Debt to equity ratio	0.65	0.45

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth reconciliation between the financial liabilities and the statement of financial position as of as of December 31, 2012 and 2011:

	December 2012
Thousands of dollars	Current	Non Current	Total
Bonds obligations	372,800	3,045,043	3,417,843
Bank borrowings	413,610	513,009	926,619
Financial Leasing	20,489	35,563	56,052
Swap and Forward	1,715	12,694	14,409

Other Financial Liabilities	808,614	3,606,309	4,414,923

Trades and Other Payables	490,191	—	490,191
Related party payables	9,168	—	9,168

Accounts Payable, Total	499,359	—	499,359

Financial Liabilities, Total	1,307,973	3,606,309	4,914,282

	December 2011
Thousands of dollars	Current	Non Current	Total
Bonds obligations	58,607	2,561,307	2,619,914
Bank borrowings	185,818	407,523	593,341
Financial Leasing	46	69,806	69,852
Swap and Forward	4,521	24,835	29,356

Other Financial Liabilities	248,992	3,063,471	3,312,463

Trades and Other Payables	397,073	—	397,073
Related party payables	9,785	—	9,785
Accounts Payable, Total	406,858	—	406,858

Financial Liabilities, Total	655,850	3,063,471	3,719,321

FINANCIAL ASSETS

Financial Assets Measured at Fair Value through Profit or Loss (Held for Trading)

Financial assets measure at fair value through profit or loss are financial assets held for trading. Financial assets classified in this category are mainly acquired for sale in the short term. Derivatives are also classified as trading unless they are designated and effective as hedging instruments. Assets in this category are classified as current assets and are recorded at fair value with changes in value recognized profit or loss. These financial assets are held with the objective of maintaining adequate liquidity levels to meet the Arauco’s obligations.

The following table details Arauco’s financial assets measure at fair value through profit or loss:

	December	December
	2012	2011	Period
	ThU.S.$	ThU.S.$	Variation
Fair value through profit or loss (held for trading)	180,558	155,751	16%
Mutual Funds	180,558	155,751	16%

Mutual Funds:

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted by Arauco’s Investment Policy.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth the risk classification of mutual funds as of December 31, 2012 and 2011

	2012	2011
	Th.U.S.$	Th.U.S.$
AAAfm	180,318	155,246
AAfm	240	505
Total Mutual Funds	180,558	155,751

Hedging Instruments

As of December 31, 2012, Arauco has certain derivatives designated as hedging instruments for cash flow hedge purposes. Specifically, Arauco has designated cross currency swaps as hedging instruments whose fair value as of December 31, 2012 was ThU.S.$60,333 for those in an asset position and ThU.S.$12,694 for those in a liability position, which are presented in the consolidated statements of financial position in the line items “other non-current financial assets” and “other non-current financial liabilities”, respectively. Also, Arauco has designated foreign exchange forwards as hedging instruments whose fair value was ThU.S.$645, which is presented in the consolidated statements of financial position in the line item other current financial assets. Changes in fair value during the period have been recognized in other comprehensive income and have been accumulated in equity.

Nature of Risk

Arauco is exposed to the risk of variability in cash flows from changes in foreign exchange rates, mainly due to balances of assets denominated in U.S. Dollars and liabilities denominated in UF (obligations to the public), which causes mismatches that could affect operating results.

Information on Swaps Designated as Hedging Instruments

Swaps hedging Bonds Serie H

Hedged Item

In March 2009, Arauco issued Bonds Serie H for total of U.F. 2,000,000 at an annual interest rate of 2.25% payable semi-annually (in March and September of each year). In order to mitigate the risk of variability of cash flows from changes in the exchange rate, Arauco entered into two cross-currency swaps that fully hedge the total amount of the bond issued:

Hedging instrument

Contract 1: Arauco receives semi-annual interest (in March and September of each year) based on a notional amount of 1,000,000 UF at a 2.25% annual interest rate, and pays semi-annual interest (in March and September of each year) based on a notional amount of US$ 35.7 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 4.99%. The swap matures on March 1, 2014. The fair value of the swap was ThU.S.$9,726 as of December 31, 2012.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Contract 2: Arauco receives semi-annual interest (in March and September of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 2.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$35.28 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 4.94%. The swap matures on March 1, 2014. The fair value of the swap was ThU.S.$10,199 as of December 31, 2012.

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

Swaps Hedging Bond Series F

Hedged Item

In November 2008 and March 2009, Arauco issued Bond Series F for a total of 7,000,000 UF at an annual interest rate of 4.25% payable semi-annually. In order to mitigate the risk of variability in cash flows from changes in the exchange rate, Arauco entered into four cross-currency swap contracts that fully hedge the total amount of the bond issued.

Hedging instrument

Contract 1: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October of each year) based on a notional amount of U.S.$38.38 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.86%. This contract matures on October 30, 2014. The fair value of this swap was ThU.S.$6,923 as of December 31, 2012.

Contract 2: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$37.98 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.79%. This contract matures on April 30, 2014. The fair value of this swap was ThU.S.$7,413 as of December 31, 2012.

Contract 3: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October of each year) based on a notional amount of U.S.$37.98 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.8%. This contract matures on October 30, 2014. The fair value of this swap was ThU.S.$8,057 as of December 31, 2012.

Contract 4: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October of each year) based on a notional amount of U.S.$37.62 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.79%. This contract matures on October 30, 2014. The fair value of this swap was ThU.S.$7,813 as of December 31, 2012.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Contract 5: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$38.42 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.62%. This contract matures on October 30, 2014. The fair value of this swap was ThU.S.$7,056 as of December 31, 2012.

Contract 6: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of UF 1,000,000 at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October of each year) based on a notional amount of U.S.$43.62 million (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 5.29%. This contract matures on October 30, 2021. The fair value of this swap was ThU.S.$0,148 as of December 31, 2012.

Contract 7: Arauco receives semi-annual interest payments (In April and October of each year) based on a notional amount of UF 1,000,000 at an annual interest rate of 4.25%, and pays semi-annual interest (In April and October of each year) based on a notional amount of U.S.$43.62 million (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 5.23%. This contract matures on October 30, 2021. The fair value of this swap is ThU.S.$0.362 as of December 31, 2012.

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

Swaps Hedging Bond Series J

Hedged Item

In September 2010, Arauco issued bond series J for a total of 5,000,000 UF at an annual interest rate of 3.25% payable semi-annually. In order to mitigate the risk of variability in cash flows from changes in the exchange rate, Arauco entered into five cross-currency swap contracts that fully cover the total amount of the bond issued:

Hedging instrument

Contract 1: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.20%. This contract matures on September 1, 2020. The fair value of this swap is ThU.S.$ (2,451) as of December 31, 2012.

Contract 2: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.20%. This contract matures on September 1, 2020. The fair value of this swap is ThU.S.$ (2,451) as of December 31, 2012.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Contract 3: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.25%. This contract matures on September 1, 2020. The fair value of this swap is ThU.S.$ (2,615) as of December 31, 2012.

Contract 4: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 42.87 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.17%. This contract matures on September 1, 2020. The fair value of this swap is ThU.S.$ (2,363) as of December 31, 2012.

Contract 5: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.09%. This contract matures on September 1, 2020. The fair value of this swap is ThU.S.$ (2,091) as of December 31, 2012.

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate

Swaps Hedging Bond Series E

Hedged Item

In November 2008 Arauco issued bond series E for a total of UF 1,000,000, at an annual interest rate 4.00%, payable semi-annually. In order to mitigate the risk of variability in cash flows from changes in the exchange rate, Arauco entered into a cross-currency swap, which fully covered the amount of the bond issued:

Hedging instrument

Contract 1: Arauco receives semi-annual interests (In April and October) based on a notional amount of UF 1,000,000 at an annual interest rate of 4.00% annually, and pays semi-annual interests (In April and October) based on a notional amount of U.S.$ 43.28 million (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 3.36%. This contract matures on October 30, 2014. The fair value of this swap is ThU.S.$ 2,491 as of December 31, 2012.

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Swaps Hedging Bond Series P

Hedged Item

In April 2012, Arauco issued bond series P for a total of 5,000,000 UF at an annual interest rate of 4.00% payable semi-annually. In order to mitigate the risk of variability in cash flows from changes in the exchange rate, Arauco entered into four cross-currency swaps that partially cover amount of the bond issued:

Hedging instrument

Contract 1: Arauco receives semi-annual interest payments (in May and November) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.96%, and pays semi-annual interest (in May and November) based on a notional amount of U.S.$ 46.47 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 4.39%. This contract matures on November 15, 2021. The fair value of this swap is ThU.S.$ (0.723) as December 31, 2012.

Contract 2: Arauco receives semi-annual interest (May and November) based on a notional amount of UF 1,000,000 at an annual interest rate of 3.96%, and pay semiannual interest (May and November) based on a notional amount of U.S.$ 47.16 million (equivalent to UF 1,000,000 at the year-end exchange rate) at an annual interest rate of 3.97%. This contract matures on November 15, 2021. The fair value is ThU.S.$ 0.146 at December 31, 2012.

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

Hedging Strategy

Considering that Arauco has a high percentage of assets denominated in U.S. Dollars (its functional currency), it is exposed to the risk of exchange rate as it has bonds issued denominated in U.F. (Chilean inflation-indexed, peso-denominated monetary unit). The objective of entering into cross currency swaps is to hedge the variability in cash flows for the U.F. exchange rate, exchanging the cash flows from the bonds issued denominated in U.F., with cash flows in U.S. Dollar at a fixed exchange rate determined at inception of the cross currency swaps.

The table below sets forth summarized information of the fair value of the hedging instruments as of December 31, 2012:

Company	Coverage Type	Risk	Classification	Type	Instrument	Fair value ThU.S.$	Type
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - E	2,491	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	6,923	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	7,413	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	7,813	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	8,057	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	7,056	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	148	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	362	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - H	10,199	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - H	9,726	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(2,451)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(2,451)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(2,615)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(2,363)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(2,091)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - P	(723)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - P	145	Forward
Arauco Colombia S.A.	Cash flow	Exchange rate	Financial Liabilities	Forward	Forward Colombian Peso	(456)	Forward
Arauco Colombia S.A.	Cash flow	Exchange rate	Financial Liabilities	Forward	Forward Colombian Peso	(189)	Forward

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and Other Current/Non-Current Receivables” and “Accounts receivable from related parties”.

Loans and receivables are measured at amortized cost using the effective interest rate method and are tested for impairment. Financial assets that are classified as loans and receivables are: cash and cash-equivalents, time deposits, repurchase agreements, trade and other current/non-current receivables, and account receivables from related parties.

	December	December
	2012	2011
	ThU.S.$	ThU.S.$
Loans and Receivables	1,052,904	907,898
Cash and cash equivalents	215,158	160,150
Cash	63,359	31,624
Time Deposits	151,799	128,526
Trade and other receivables	837,746	747,748
Trades and Other receivables	637,623	645,602
Other receivables	200,123	102,146
Accounts receivable from related parties	130,423	70,179

Cash and Cash Equivalents: Includes cash on hand, bank checking accounts balances and time deposits. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The following table sets forth the cash and cash equivalents balances classified by currency as of December 31, 2012 2011.

	12-31-2012	12-31-2011
	ThU.S.$	ThU.S.$

Cash and Cash Equivalents	395,716	315,901
US Dollar	325,340	196,546
Euro	1,867	58,328
Other currencies	46,080	47,410
Chilean pesos	22,429	13,617

Time Deposits and Repurchase Agreements:

The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Trades and Other Receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Other Receivables: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The provision for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established when there is objective evidence that Arauco will not receive payments under the original sale terms. Provisions are made when the customer is a party to a bankruptcy court agreement or cessation of payments, and are written-off when Arauco has exhausted all levels of recovery of debt in a reasonable time.

Accounts receivable from related parties: Represent enforceable rights for Arauco generated in the ordinary course of business, calling it normal to the line of business, activity or purpose of the operation and financing, in which Arauco owns a non-controlling interest in the ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of December 31, 2012 and 2011.

	12-31-2012	12-31-2011
	ThU.S.$	ThU.S.$
Trades and other current receivables	825,869	740,416
US Dollar	520,803	500,790
Euros	26,711	25,800
Other currencies	113,856	127,871
Chilean pesos	163,084	82,754
U.F.	1,415	3,201

Accounts receivable from related parties, current	130,423	70,179
US Dollar	122,315	69,356
Other currencies	1,268	822
Chilean pesos	6,840	1

Trade and other non-current receivables	11,877	7,332
US Dollar	5,204	641
Chilean pesos	3,374	2,538
U.F.	3,299	4,153

The following table summarizes Arauco’s categories of financial assets at the end of each reporting period:

	December	December
	2012	2011
	ThU.S.$	ThU.S.$
Financial Assets	1,424,218	1,158,478
Fair value through profit or loss	240,891	180,401
Mutual Funds	180,558	155,751
Hedging Assets	60,333	24,650
Loans and receivables	1,183,327	978,077

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

FINANCIAL LIABILITIES

Financial Liabilities Measured at Amortized Cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

As the end of each reporting period, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. Dollars and in UF, trade and other payables.

		December	December	December	December
		2012	2011	2012	2011
	Currency	Amortized Cost ThU.S.$		Fair Value ThU.S.$
Total Financial Liabilities		4,899,873	3,689,965	5,138,212	3,895,619
Bonds Issued	U.S. Dollar	2,487,236	1,985,244	2,712,585	2,186,270
Bonds Issued	U.F.	930,607	634,670	949,141	653,561
Bank borrowings	U.S. Dollar	840,373	574,665	840,681	561,476
Bank borrowings	Other currencies	86,246	18,676	80,394	17,602
Financial Leasing	Other currencies	56,052	69,852	56,052	69,852
Trades and Other Payables	U.S. Dollar	119,458	73,995	119,458	73,995
Trades and Other Payables	Euro	9,114	43,392	9,114	43,392
Trades and Other Payables	Other currencies	69,867	43,471	69,867	43,471
Trades and Other Payables	Chilean pesos	289,190	232,893	289,190	232,893
Trades and Other Payables	U.F.	2,562	3,322	2,562	3,322
Related party payables	U.S. Dollar	1,474	9,751	1,474	9,751
Related party payables	Chilean pesos	7,694	34	7,694	34

The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of December 31, 2012 and 2011 are as follows:

	December 2012
	Current	Non Current
	ThU.S.$	ThU.S.$	Total
Other financial liabilities	806,899	3,593,614	4,400,514
Trade and other payables	490,191	—	490,191
Total Financial Liabilities Measured at Amortized Cost	1,297,090	3,593,614	4,890,705

	December 2011
	Current	Non Current
	ThU.S.$	ThU.S.$	Total
Other financial liabilities	244,471	3,038,636	3,283,107
Trade and other payables	397,073	—	397,073
Total Financial Liabilities Measured at Amortized Cost	641,544	3,038,636	3,680,180

Financial Liabilities Measured at Fair Value

As of the closing date of the financial statements, Arauco held a cross currency swap as a financial liability measures at fair value through profit or loss. This liability incurred a net decrease of 70%, generated mainly by a decrease in the horizon of the time in flows to be discounted.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

	Fair value
	December	December
	2012	2011	Period
	ThU.S.$	ThU.S.$	Variation
Fair value Financial Liabilities with changes in income and loss	1,070	3,612	-70%
Swap	1,070	3,612	-70%

The table below sets forth Arauco’s categories of financial liabilities at the end of each reporting period:

	December	December
	2012	2011
Financial Liabilities	ThU.S.$	ThU.S.$
Total Financial Liabilities	4,914,282	3,745,065
Financial liabilities at fair value through profit or loss (held for trading)	1,070	29,356
Hedging Liabilities	13,339	25,744
Financial Liabilities Measured at Amortized Cost	4,899,873	3,689,965

Cash Flow Hedges Amounts Recognized in Other Comprehensive Income

The following table sets forth the reconciliation of cash flow hedges presented in Other Comprehensive Income:

	2012	2011
	ThU.S.$	ThU.S.$
Opening balance	(25,914)	(14,079)
Fair value gains (losses) arising during the year	48,733	(54,500)
Exchange differences of bonds hedged	(72,226)	41,293
Finance costs	5,942	7,443
Settlements during the period	(6,468)	(7,003)
Deferred taxes	4,823	932
Closing balance	(45,110)	(25,914)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Effect in Profit or Loss

The following table sets forth the net gains/losses and impairment losses recognized in the statement of income on financial instruments:

		Net Gain (loss)		Impairment
		12-31-2012	12-31-2011	12-31-2012	12-31-2011
	Financial Instrument	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
At fair value through profit or loss	Swap	3,903	2,276
	Forward	(10,401)	(1,443)
	Mutual Funds	410	3,041
	Total	(6,088)	3,874	—	—

Loans and Receivables	Time deposits	10,919	8,676
	Repurchase agreements	770	115
	Trades and Other receivables	—	—	6,839	(3,483)
	Total	11,689	8,791	6,839	(3,483)

Hedging instruments	Cross currency swaps	(5,942)	(3,187)
	Total	(5,942)	(3,187)

Liabilities
At amortized cost	Bank borrowings	(16,789)	(4,209)
	Bonds issued	(160,948)	(87,270)
	Total	(177,737)	(91,479)	—	—

Fair Value Hierarchy

The assets and liabilities measured at fair value in the consolidated statements of financial position as of December 31, 2012 and 2011 have been measured based on the valuation methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

	Fair Value December	Fair value hierarchy levels
Thousands of dollars	2012	Level 1	Level 2	Level 3
Financial assets measured at fair value
Hedging instruments - CCS	60,333	—	60,333	—
Foreign exchange forwards	—	—	—	—
Mutual Funds	180,558	180,558	—	—
Financial liabilities measured at fair value
Hedging instruments - CCS	13,764	—	13,764	—
Foreign exchange forwards	645	—	645	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.

Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Financial obligation	12/31/2012 (ThU.S.$)	12/31/2011 (ThU.S.$)	Coverage Ratio equal to or greater than 2.0 times		Debt to equity ratio(1) equal to or less than 1.2 times	Debt to total assets ratio(2) equal to or less than 0.75 times
Domestic Bonds	930,607	634,670	N/R		✓	N/R
Forestal Río Grande S.A. Loan	34,725	69,440	✓	(3)	N/R	✓	(3)
Bilateral BBVA Bank Loan	168,379	216,426	✓		✓	N/R
Bilateral Scotiabank Loan	198,650	198,925	✓		✓	N/R
Other Loans	371,291	108,550	No Financial Covenants Required
Foreign Bonds	2,487,236	1,985,244	No Financial Covenants Required
Committed Line	0	0	✓		✓	N/R
Flakeboard credit with Arauco warranty	153,574	0	✓		✓	N/R

N/R: Not required for the financial obligation

(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests)
(2)	Debt to total assets ratio (financial debt divided by total assets)
(3)	Financial covenants required to the loan of Forestal Río Grande S.A. apply only to financial statements of that company

As of December 31, 2012 and 2011, Arauco has complied with all of its financial covenants.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth the credit ratings of our debt instruments as of December 31, 2012, are as follows:

Instrument	Standard & Poor’s (4)	Fitch Ratings	Moody’s (5)	Feller Rate (6)
Local bonds	—	AA	—	AA
Foreign bonds	BBB	BBB	Baa2	—

(4)	In September 2012 Standard & Poor’s rated Arauco on negative outlook.
(5)	In March 2013 Moody’s downgraded the rating of Arauco to Baa3 with a negative outlook
(6)	In February, 2013 Feller Rate downgraded Arauco’s credit rating to AA- for domestic scale.

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of December 31, 2012 and 2011 is as follows:

Thousands of dollars	12-31-2012	12-31-2011
Equity	6,965,759	7,030,150
Bank borrowings	926,619	593,341
Financial leasing	56,052	69,852
Bonds issued	3,417,843	2,619,914

Capital	11,366,273	10,313,257

The nature of external capital requirements is determined by the obligation to maintain certain financial ratios that ensure payment compliance with bank borrowings or bonds issued, which provide guidelines on the capital ranges required for compliance with these requirements. Arauco has fulfilled all its external requirements.

Risk Management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s overall risk management program focuses on uncertainty in financial markets and to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Financial Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units.

Credit Risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations subscribed to by counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Credit Risk Exposure and How This Risk Arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables. Furthermore, credit risk also arises for time deposits, repurchase agreements and mutual funds.

As a policy for its trade receivables, Arauco entered into insurance policies for open account sales. The insurance policies are used to cover export sales from Arauco, Aserraderos Arauco S.A., Paneles Arauco S.A., Forestal Arauco S.A., and Alto Paraná S.A. as well as domestic sales of Arauco Distribución S.A., Arauco México S.A. de C.V., Arauco Wood Inc., Arauco Colombia S.A., Arauco Perú S.A., Arauco Panels USA LLC, Flakeboard Co Ltd., Flakeboard America Ltd. and Alto Paraná S.A. (and subsidiaries). Arauco contracts its insurance policies with Continental Credit Insurance Company (rated AA- by credit agencies as Humphreys and Fitch Ratings on April 04, 2012). Until November 30, 2012, Arauco do Brasil (and subsidiaries) insured its. Domestic credit sales with Euler Hermes Insurance Company and beginning on December 1, 2012, insurance policies all credit sales in the Arauco Group are insured with the Continental Credit Insurance Company. The insurance policies cover 90% of the amount invoice with no deductible.

In order to secure a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco gives several types of guarantees, such as mortgages, pledges, standby letters of credit, certificate of deposits, checks, promissory notes, mutual loans or any other guarantee that may be requested pursuant to each country’s legislation. The procedure to issue a guarantees is established in the Arauco’s Guarantee Policy, which has the purpose to control the accounting, maturity and valuation of such guarantees.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

As of December 31, 2012, the total amount of guarantees given was U.S.$ 137,91 millions, which is summarized in the following table.

Guarantees Arauco Group
Guarantees Debtors	70,092,532.13	50.8%
-Certificate of deposit	8%
-Standby L/C	30%
-Promissory notes	58%
-Mortgage	2%
-Pledge	2%

Guarantees Creditors	67,814,282.47	49.2%
-Certificate of deposit	37%
-Standby L/C	49%
-Promissory notes	4%
-Mortgage	8%
-Pledge	1%

Total Guarantees	137.906.814,60	100%

At the end of each reporting period, the Company’s maximum credit risk exposure is limited to the carrying amount of the recognized trade receivables less the amounts receivable insured by credit insurance companies and the guarantees received by Arauco.

For the year ended December 31, 2012, Arauco’s consolidated revenues from sales were ThU.S.$ 4,280,302 out of which 65,29% correspond to credit sales, 25.63% to sales with letters of credit, and 9.08 % to other classes of sales.

As of December 31, 2012, to the trade receivables balance was ThU.S.$ 628,455 that according to the agreed term of sales, 69% corresponded to credit sales, 26.74% to sales with letters of credit and 4.26% to other classes of sales, distributed among 1,826 customers. The customer with the largest open account outstanding did not exceed 2.81% of total.

Arauco has made no refinancing or renegotiations with its customers.

The receivables covered by credit insurance and collateral were 98.54%, therefore, Arauco’s credit risk exposure of its portfolio is 1.46%.

Secured debt analysis Open Account	ThU.S.$	%
Total trade receivable Open Account	433,617	100.00%
debt secured(*)	427,298	98.54%
debt unsecured	6,319	1.46%

(*)	Secured receivables are defined as the amount of trade receivables that are covered by credit insurance or collateral such as: stand-by letter of credits, mortgage or certificates of deposit, among others.

Accounts exposed to this type of risk are: trade receivable, financial lease debtors and other debtors.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

	December 2012 Th.U.S.$	December 2011 Th.U.S.$
Current Receivables

Trades receivables	628,455	639,182
Financial lease receivables	1,527	3,261
Other Debtors	195,887	97,973
Net subtotal	825,869	740,416

Trades receivables	641,360	658,925
Financial lease receivables	1,563	3,356
Other Debtors	200,923	102,951
Gross subtotal	843,846	765,232

Provision for doubtful trade receivables	12,905	19,743
Provision for doubtful lease receivables	36	95
Provision for doubtful other debtors	5,036	4,978
Subtotal Bad Debt	17,977	24,816

Non Current Receivables

Trades receivables	6,297	579
Financial lease receivables	1,344	2,580
Other Debtors	4,236	4,173
Net Subtotal	11,877	7,332

Trades receivables	6,297	579
Financial lease receivables	1,344	2,580
Other Debtors	4,236	4,173
Gross subtotal	11,877	7,332

Provision for doubtful trade receivables	—	—
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	—	—
Subtotal Bad Debt	—	—

The following table sets for the reconciliation of changes in the allowance for doubtful accounts as of December 31, 2012 and 2011:

	12-31-2012 Th.U.S.$	12-31-2011 Th.U.S.$
Opening balance	24,816	21,333
Impairment losses recognized on receivables	760	6,352
Increase (decrease) of foreign exchange translation	88	38
Reversal of impairment losses	(7,687)	(2,907)
Closing balance	17,977	24,816

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Department, which reports to the Financial Department, is responsible for minimizing receivables credit risk and supervising past due accounts. It is also responsible for the approval or rejection of credit limits for all sales. The standards and procedures governing the control and risk management of credit sales are set forth the Company’s Credit Policy.

For customer credit line approval and/or modification, all Arauco group companies must follow an established procedure. All Credit requests are entered into a Credit Evaluation model (EVARIE) where all available information is analyzed, including the credit line given by the credit insurance company. Subsequently, credit requests are approved or rejected by the internal committee of each company within the Arauco group considering the maximum amount authorized by the Credit Policy Department. If the credit line exceeds the maximum established amount, it is subsequently analyzed by the Corporate Committee. Credit lines are renewed on a yearly basis.

Sales with letters of credit are mainly to Asia and the Middle East. Credit assessments of the issuing banks are performed periodically, in order to obtain domestic and international credit ratings made by the principal credit rating agencies, and of their financial position over the past five years. Depending on this evaluation, it is decided whether the issuing bank is approved or confirmation of the letter of credit is requested.

All sales are controlled by a credit verification system that has set parameters to block orders from customers who have accumulated past due amounts of a defined percentage of the debt and/or customers who at the time of product delivery have exceeded their credit limit or whose credit limit has expired.

The following table sets forth the age of trade receivables as of December 31, 2012 and 2011

December 31, 2012

	Age of trade receivables as of December 31, 2012
	Non-past due	1 to 15 days	16 to 30 days	31 to 60 days	60 to 90 days	90 to 180 days	More than 180 days	Total
ThUS$	552,319	56,530	7,970	3,184	1,101	0	7,349	628,454
%	87.89%	9.0%	1.27%	0.51%	0.18%	0%	1.17%	100%

December 31, 2011

	Age of trade receivables as of December 31, 2011
	Non-past due	1 to 15 days	16 to 30 days	31 to 60 days	60 to 90 days	90 to 180 days	More than 180 days	Total
ThU.S.$	560,879	50,827	10,169	994	2,921	4,943	9,028	639,761
%	87.67%	7.94%	1.59%	0.16%	0.46%	0%	2.46%	100%

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Arauco has recognized impairment losses on trade receivables for a total of US$14.3 million over the last five years which represents 0.074% of total revenues from sales during that five-year period.

Impairment losses of trade receivables as a percentage of total revenues from sales
	2012	2011	2010	2009	2008	Last 5 years
Percentage of impairment losses	0.010%	0.15%	0.01%	0.03%	0.16%	0.074%

The amount recovered through possession of collateral, credit insurance reimbursements or any other credit enhancement during the year ended December 31, 2012 was ThU.S.$ 4,896, which represents 49,19% of the total impaired financial assets.

Explanation of any changes to risk exposure or changes in objectives, processes and policies regarding previous years’ risk management

In March 2009, Arauco implemented a Guarantee Policy in order to control accounting, valuation and expiration dates of collaterals received.

In December 2012, Arauco updated its Corporate Credit Policy.

Regarding the credit risk of time deposits, repurchase agreements and mutual funds, Arauco has in place a policy that minimizes the risk through guidelines for management of cash flow surpluses in low-risk institutions.

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities that Arauco and its subsidiaries are authorized to invest in.

The company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule are specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments and instruments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding to intermediaries (such as banks, securities brokers and broker/dealers of mutual funds), a scoring methodology is used to determining the relative degree of risk of each intermediary based on their financial position and assigning score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long term debt securities obtained from rating agencies authorized by the Superintendency of Banks and Financial Institutions (Fitch Ratings Chile, Humphreys and Feller Rate).

The criteria evaluated are: Capital and Reserves, Current Ratio, Return on equity, Net Income to Operating income Ratio, Debt to Equity Ratio and the Credit Risk rating of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of Liquidity Risk Exposure and How This Risk Arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department monitors on an ongoing basis the Company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

The following tables details Arauco’s liquidity analysis for its financial liabilities as of December 31, 2012 and 2011. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

December 31, 2012:

				Maturity							Total
Tax ID	Name	Currency	Name - country Loans with banks	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortización	Effective Rate %	Nominal Rate
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	116	0	0	72	0	0	0	116	72	Monthly	7.00%	7.00%
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	121	0	0	0	0	0	0	121	0	Monthly	6.70%	6.70%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA - Estados Unidos	0	24,379	24,000	97,187	24,169	0	0	48,379	121,355	semiannual; (k) semiannually from	Libor 6 months + 0,2%	Libor 6 months + 0,2%
—	Arauco Do Brasil S.A.	Real	Banco HSBC - Brasil	48	0	0	111	0	0	0	48	111	maturity	5.50%	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco HSBC - Brasil	0	0	3,432	0	0	0	0	3,432	0	maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	158	0	0	288	0	0	0	158	288	maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	292	0	0	0	435	0	0	292	435	maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	4,270	0	0	0	0	0	0	4,270	0	Monthly	5.50%	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	63	0	0	722	646	3,472	0	63	4,840	maturity	9.30%	9.30%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	86	0	0	0	0	0	0	86	0	Monthly	6.60%	6.60%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	66	0	0	0	157	0	0	66	157	maturity	8.70%	8.70%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	0	0	0	0	403	0	6	403	Monthly	3.30%	3.30%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	62	0	0	98	0	0	0	62	98	maturity	4.50%	4.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	34	0	0	0	75	0	0	34	75	maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	256	0	0	0	634	0	0	256	634	maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	74	0	0	0	184	0	0	74	184	maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	0	2,446	0	0	0	0	0	2,446	0	maturity	5.50%	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco Itau - Brasil	256	0	0	0	452	0	0	256	452	maturity	4.50%	4.50%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito A-E-I	0	32	0	1,131	1,131	1,131	11,824	32	15,216	maturity	8.41%	8.41%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito B-F-J	0	21	0	759	759	759	7,215	21	9,492	maturity	9.41%	9.41%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes Subcrédito C-G-K	60	0	0	385	385	385	5,037	60	6,193	maturity	6.47%	6.47%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito D-H-L	0	26	0	951	951	951	8,178	26	11,031	maturity	10.61%	10.61%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank - Chile	0	0	198	202,671	0	0	0	198	202,671	maturity	1.59%	1.59%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank - Chile	0	15,007	0	0	0	0	0	15,007	0	maturity	0.45%	0.45%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank - Chile	0	35,015	0	0	0	0	0	35,015	0	maturity	0.45%	0.45%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander - Chile	0	50,054	0	0	0	0	0	50,054	0	maturity	0.46%	0.46%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander - Chile	0	30,010	0	0	0	0	0	30,010	0	maturity	0.49%	0.49%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco del Estado	100,093	0	0	0	0	0	0	100,093	0	maturity	0.48%	0.48%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco Chile	0	50,035	0	0	0	0	0	50,035	0	maturity	0.71%	0.71%
—	Alto Parana S.A.	Argentine Pesos	Banco BBVA - Argentina	108	0	6,100	0	0	0	0	6,208	0	maturity	19.90%	19.90%
—	Alto Parana S.A.	Argentine Pesos	Banco BBVA - Argentina	100	0	6,100	0	0	0	0	6,200	0	maturity	18.25%	18.25%
—	Alto Parana S.A.	Argentine Pesos	Banco BBVA - Argentina	69	4,067	0	0	0	0	0	4,136	0	maturity	19.00%	19.00%
—	Alto Parana S.A.	Argentine Pesos	Banco BBVA - Argentina	0	104	0	8,960	0	0	0	104	8,960	maturity	19.40%	19.40%
—	Alto Parana S.A.	Argentine Pesos	Banco Galicia - Argentina	8,254	0	0	0	0	0	0	8,254	0	maturity	16.60%	16.60%
—	Alto Parana S.A.	Argentine Pesos	Banco Macro - Argentina	122	8,133	0	0	0	0	0	8,255	0	Monthly	16.50%	16.50%
—	Alto Parana S.A.	Argentine Pesos	Banco Macro - Argentina	67	4,067	0	0	0	0	0	4,134	0	Quarterly	19.25%	19.25%
—	Arauco Do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom. - Brasil	67	0	0	0	193	0	0	67	193	maturity	0.00%	0.00%
76.721.630-0	Forestal Rio Grande S.A.	U.S. Dollar	J.P.Morgan - Estados Unidos	9,012	0	25,713	0	0	0	0	34,725	0	maturity	Libor 3 months + 0,375%	Libor 3 months + 0,375%
—	Arauco Canada Panels ULC	U.S. Dollar	J.P.Morgan - Estados Unidos	0	0	472	0	148,192	0	0	472	148,192	maturity	L +6,5%	L +6,5%
—	Arauco Canada Panels ULC	U.S. Dollar	Business New Brunswick	0	0	0	4,072	0	0	0	0	4,072	maturity	4.70%	4.70%
—	Arauco Canada Panels ULC	U.S. Dollar	Fednor (industry Canada)	0	0	69	69	0	0	0	69	69	maturity	0.00%	0.00%
—	Arauco Canada Panels ULC	U.S. Dollar	SSM EDC	0	0	270	430	0	0	0	270	430	maturity	1.50%	1.50%

			Total Préstamos con Bancos	123,860	223,396	66,354	317,906	178,363	7,101	32,254	413,610	535,623

				Maturity							Total
Tax ID	Name	Currency	Name - country Bonds obligation	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortización	Effective Rate %	Nominal Rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-E	0	0	15,844	16,182	0	0	0	15,844	16,182	(i) semiannual; (k) Maturity	4.02%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	0	0	2,336	28,020	28,021	27,702	387,369	2,336	471,112	(i) semiannual; (k) Maturity	4.24%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-H	0	710	0	95,875	0	0	0	710	95,875	(i) semiannual; (k) Maturity	2.40%	2.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	0	2,557	0	21,480	21,480	21,480	248,505	2,557	312,945	(i) semiannual; (k) Maturity	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P	0	0	1,205	18,849	18,849	18,849	307,494	1,205	364,041	(i) semiannual; (k) Maturity	3.96%	3.96%
—	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	0	0	1,004	34,425	293,522	0	0	1,004	327,947	(i) semiannual; (k) Maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	0	0	72,500	72,500	567,423	0	15,205	712,423	(i) semiannual; (k) Maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2a Emisión	0	2,734	0	18,750	143,429	0	0	2,734	162,179	(i) semiannual; (k) Maturity	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 5a Emisión	7,303	0	299,751	0	0	0	0	307,054	0	(i) semiannual; (k) Maturity	5.14%	5.13%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 6a Emisión	0	0	4,047	399,822	0	0	0	4,047	399,822	(i) semiannual; (k) Maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	0	0	40,000	40,000	40,000	423,664	8,889	543,664	(i) semiannual; (k) Maturity	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	0	0	47,500	47,500	47,500	546,891	11,215	689,391	(i) semiannual; (k) Maturity	4.77%	4.75%

			Total	42,612	6,001	324,187	793,403	665,301	722,954	1,913,923	372,800	4,095,581

				Maturity							Total
Tax ID	Name	Currency	Name - country Lease	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortización	Effective Rate %	Nominal Rate
85.805.200-9	Forestal Celco S.A.	UF	Banco Santander	196	392	4,270	4,216	1,186	0	0	4,858	5,402	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	UF	Banco Santander	0	0	818	0	0	0	0	818	0	Monthly	—	—
96.567.940-5	Forestal Valdivia S.A.	UF	Banco Santander	42	84	400	753	96	0	0	526	849	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco de Chile	700	1,400	7,307	13,336	4,798	0	0	9,407	18,134	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	UF	Banco de Chile	71	142	752	1,450	149	0	0	965	1,599	Monthly	—	—
96.567.940-5	Forestal Valdivia S.A.	UF	Banco de Chile	23	46	470	722	307	0	0	539	1,029	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	UF	Banco BBVA	234	468	2,106	5,273	2,429	0	0	2,808	7,702	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean Pesos	Banco Santander	2	4	16	43	21	0	0	22	64	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	Chilean Pesos	Banco Santander	2	5	22	55	0	0	0	29	55	Monthly	—	—
96.567.940-5	Forestal Valdivia S.A.	Chilean Pesos	Banco Santander	10	21	92	46	0	0	0	123	46	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	Chilean Pesos	Banco de Chile	9	19	84	225	57	0	0	112	282	Monthly	—	—
96.567.940-5	Forestal Valdivia S.A.	Chilean Pesos	Banco de Chile	13	26	116	309	25	0	0	155	334	Monthly	—	—
—	Arauco Canada Panels ULC	U.S. Dollar	Automotive Leases	0	0	127	67	0	0	0	127	67

			Total	1,302	2,607	16,580	26,495	9,068	0	0	20,489	35,563

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2011:

Tax ID	Name	Currency	Name - country Loans with banks	Maturity							Total		Type of Amortizacion	Effective Rate %	Nominal Rate
				0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 Months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$

—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	127	—	—	207	—	—	—	127	207	Monthly	TJLP + 1,2%	TJLP + 1,2%
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	143	—	—	139	—	—	—	143	139	Monthly	TJLP + 1,2%	TJLP + 1,2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA - Estados Unidos	—	24,426	24,000	98,501	72,795	—	—	48,426	171,296	(i) semiannual; (k) semiannually
—	Industrias Forestales S.A.	U.S. Dollar	Banco BBVA - Argentina	—	—	10,016	—	—	—	—	10,016	—	from 2011	Libor 6 months + 0,2%	Libor 6 months + 0,2%
—	Arauco do Brasil S.A.	Real	Banco HSBC - Brasil	53	—	—	—	157	—	—	53	157	Maturity	0.95%	0.95%
—	Arauco do Brasil S.A.	Real	Banco Bradesco	173	—	—	—	484	—	—	173	484	Maturity	5.50%	5.50%
—	Arauco do Brasil S.A.	Real	Banco do Brasil - Brasil	4,419	—	—	—	—	—	—	4,419	—	Maturity	5.50%	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	70	—	—	733	1,218	2,765	714	70	5,430	Maturity	6.75%	6.75%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	189	—	—	94	—	—	—	189	94	Monthly	TJLP + 3,80%	TJLP + 3,80%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	3,124	—	—	—	—	—	—	3,124	—	Maturity	TJLP + 1,10%	TJLP + 1,10%
	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	—	25	20	—	242	—	—	45	242	Monthly	11.25%	11.25%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	—	—	26	82	282	80	6	470	Monthly	8.70%	8.70%
—	Arauco do Brasil S.A.	Real	Banco Itau - Brasil	67	—	—	—	174	—	—	67	174	Maturity	3.30%	3.30%
—	Arauco do Brasil S.A.	Real	Banco Itau - Brasil	37	—	—	—	119	—	—	37	119	Monthly	4.50%	4.50%
—	Arauco do Brasil S.A.	Real	Banco Itau - Brasil	280	—	—	—	966	—	—	280	966	Maturity	5.50%	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco Itau - Brasil	281	—	—	—	771	—	—	281	771	Maturity	8.70%	8.70%
—	Arauco Forest Brasil S.A.	Real	Banco Santander - Brasil	2,789	—	—	—	—	—	—	2,789	—	Maturity	4.50%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco Estado - Chile	50,086	—	—	—	—	—	—	50,086	—	Maturity	6.75%	6.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank - Chile	20,025	—	—	—	—	—	—	20,025	—	Maturity	0.93%	0.93%
	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank - Chile	—	—	212	204,272	—	—	—	212	204,272	Maturity	0.37%	0.37%
—	Industrias Forestales S.A.	U.S. Dollar	Banco Galicia - Argentina	—	5,013	—	—	—	—	—	5,013	—	Maturity	1.59%	1.59%
	Industrias Forestales S.A.	U.S. Dollar	Citibank - Argentina	—	—	5,010	—	—	—	—	5,010	—	Maturity	1.10%	1.10%
—	Arauco do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom. - Brasil	72	—	—	—	—	264	—	72	264	Maturity	1.00%	1.00%
76.721.630-0	Forestal Rio Grande S.A.	U.S. Dollar	J.P.Morgan - Estados Unidos	9,442	—	25,713	34,478	—	—	—	35,155	34,478	Monthly	0%	0%

			Total	91,383	29,464	64,971	338,450	77,008	3,311	794	185,818	419,563	Quarterly	Libor 3 months + 0,375%	Libor 3 months + 0,375%

				Maturity							Total			Effective Rate %	Nominal Rate
				0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortizacion
			Name - country
Tax ID	Name	Currency	Bonds obligation
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-E	—	—	14,370	29,664	—	—	—	14,370	29,664	(i) semiannual; (k) Maturity	4.02%	4.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	—	2,107	25,283	25,283	25,283	359,903	2,107	435,752	(i) semiannual; (k) Maturity	4.24%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-H	—	640	—	88,171	—	—	—	640	88,171	(i) semiannual; (k) Maturity	2.40%	2.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	—	2,308	—	19,381	19,381	19,381	233,876	2,308	292,019	(i) semiannual; (k) Maturity	3.23%	3.22%
—	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	—	—	1,004	34,425	34,425	275,789	—	1,004	344,639	(i) semiannual; (k) Maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	—	72,500	72,500	72,500	530,405	15,205	747,905	(i) semiannual; (k) Maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2a Emisión	—	2,734	—	18,750	18,750	133,987	—	2,734	171,487	(i) semiannual; (k) Maturity	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 5a Emisión	7,303	—	—	314,631	—	—	—	7,303	314,631	(i) semiannual; (k) Maturity	5.14%	5.13%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 6a Emisión	—	—	4,047	41,625	378,412	—	—	4,047	420,037	(i) semiannual; (k) Maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	—	8,889	—	40,000	40,000	40,000	442,850	8,889	562,850	(i) semiannual; (k) Maturity	5.02%	5.00%

			Total	22,508	14,571	21,528	684,430	588,751	566,940	1,567,034	58,607	3,407,155

				Maturity							Total			Effective Rate %	Nominal Rate
			Name - country Lease	0 to 1	1 to 3	3 to 12	1 to 3	3 to 5	5 to 7	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortizacion
Tax ID	Name	Currency		month ThU.S.$	months ThU.S.$	months ThU.S.$	Years ThU.S.$	Years ThU.S.$	Years ThU.S.$
82.152.700-7	Bosques Arauco S.A.	UF	Banco Santander Chile - 97.036.000-k	6	12	28	0	0	0	0	46	—	Monthly	4.50%	4.50%
85.805.200-9	Forestal Celco S.A.	UF	Banco Santander	0	0	0	13,086	0	0	0	0	13,086	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	UF	Banco Santander	0	0	0	2,040	0	0	0	0	2,040	Monthly	—	—
96.567.940-5	Forestal Valdivia S.A.	UF	Banco Santander	0	0	0	2,495	1	0	0	0	2,496	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco de Chile	0	0	0	33,446	492	0	0	0	33,938	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	UF	Banco de Chile	0	0	0	4,079	0	0	0	0	4,079	Monthly	—	—
96.567.940-5	Forestal Valdivia S.A.	UF	Banco de Chile	0	0	0	2,978	0	0	0	0	2,978	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	UF	Banco BBVA	0	0	0	9,417	205	0	0	0	9,622	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean Pesos	Banco Santander	0	0	0	99	0	0	0	0	99	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	Chilean Pesos	Banco Santander	0	0	0	104	0	0	0	0	104	Monthly	—	—
96.567.940-5	Forestal Valdivia S.A.	Chilean Pesos	Banco Santander	0	0	0	301	0	0	0	0	301	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	Chilean Pesos	Banco de Chile	0	0	0	469	0	0	0	0	469	Monthly	—	—
96.567.940-5	Forestal Valdivia S.A.	Chilean Pesos	Banco de Chile	0	0	0	594	0	0	0	0	594	Monthly	—	—

			Total	6	12	28	69,108	698	0	0	46	69,806

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Guarantees provided

As of the date of these financial statements, Arauco has financial assets for ThU.S.$45 approximately that has been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of December 31, 2012, the total assets pledged as an indirect guarantee were ThU.S.$826. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a jointly and not several guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to ThU.S.$454,000 and the Finnevera Guaranteed Facility Agreement in the amount of up to ThU.S.$900,000. Both loan agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT
Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	428	Banco Itaú BBA S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	166	Banco Itaú BBA S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	470	Banco Itaú BBA S.A.
Arauco Forest Brasil S.A.	Guarantee Letter	—	US Dollar	4,407	Banco Votorantim S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	—	US Dollar	27,024	BNDES
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	—	US Dollar	3,425	Banco HSBC Bank Brasil S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	523	Banco Alfa S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	462	Banco Alfa S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	687	Banco Votorantim S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	260	Banco Votorantim S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	627	Banco Bradesco S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	216	Banco HSBC Bank Brasil S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	277	Banco Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	1,429	Banco Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	151	Banco Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	724	Banco do Brasil S.A.
Arauco do Brasil S.A.	Guarantee Letter	Property, plant and equipment	US Dollar	1,902	Tradener Ltda
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	321	Banco Votorantim S.A.
Arauco Bioenergía S.A.	Guarantee Letter	—	Chilean Pesos	925	Minera Escondida Ltda
Arauco Bioenergía S.A.	Guarantee Letter	—	Chilean Pesos	254	Minera Spence S.A
Arauco Bioenergía S.A.	Guarantee Letter	—	Chilean Pesos	138	Corporación Nacional Del Cobre
		Total		44,816

INDIRECT
Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	US Dollar	555,940	Joint ventures-Uruguay
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	US Dollar	270,000	Alto Paraná (bondholders - 144A)
		Total		825,940

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Type of Risk: Market Risk – Exchange Rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

Explanation of Currency Risk Exposure and How This Risk Arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean Peso, Euro, Brazilian Real or other foreign currencies. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main currency risk. See note 11 for details assets and liabilities classified by currency.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the currency risk over the EBITDA and Net Income.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions at the closing date. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean an EBITDA an annual variation of +/- 0.06% (equivalent to ThU.S.$573), on the income after tax and +/- 3.64% (equivalent to ThU.S.$9,675) and 0.08% on equity (equivalent to ThU.S.$5,805).

The main financial instrument subject to the risk in exchange rate corresponds to domestic bonds issued denominated in UF and that are not hedged with cross currency swaps described in the hedge accounting disclosures.

	December 2012	December 2011
Bonds Issued in UF (P Series) (*)	3,000,000	—

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian real, which is considered a possible range of fluctuation given the market conditions at the closing date. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian real would mean a variation on the net income after tax +/- 0.42% (equivalent to ThU.S.$555) and a change on the equity of +/- 0.42% (equivalent to ThU.S.$555).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Market Risk – Interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Interest Rate Risk Exposure and How This Risk Arise

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of December 31, 2012, 12.4% of the Company’s bonds and bank loans bear interest at variable rates. A change of +/- 10% interest, rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 4.02% (equivalent to ThU.S.$ 10,643) and +/- 0.09% (equivalent to ThU.S.$ 6,386) on equity.

Thousands of dollars	December 2012	Total

Fixed rate	3,853,494	87.6%
Bonds issued	3,417,843
Bank borrowings (*)	379,599
Financial leasing	56,052
Variable rate	547,020	12.4%
Bonds issued	—
Loans with Banks	547,020
Total	4,400,514	100.0%

Thousands of dollars	December 2011	Total
Fixed rate	2,864,494	87.2%
Bonds issued	2,619,914
Bank borrowings (*)	174,728
Financial leasing	69,852
Variable rate	418,613	12.8%
Bonds issued	—
Loans with Banks	418,613
Total	3,283,107	100.0%

(*)	Include variable rate bank borrowings swapped to a fixed rate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Market Risk – Price of Pulp Risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Price Risk Exposure and How This Risk Arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of December 31, 2012, revenue due to pulp sales accounted for 43.4% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean an EBITDA annual variation of +/- 15.90% (equivalent to ThU.S.$191 ), on the income after tax and +/- 33,63% (equivalent to ThU.S.$ 140) and +/- 1.17% (equivalent to U.S.$ 84 million) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. OPERATING SEGMENTS

The main products that generate revenue for each operating segment are described as follows:

•	Pulp: The main products sold by this operating segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Panels: The main products sold by this operating segment are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) and MDF Moldings.

•	Sawn Timber: The range of products sold by this operating segment includes different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints.

•

Forestry: This operating segment produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, purchases logs and woodchip from third parties, which it sells to its other operating segment.

Pulp

The Pulp operating segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand, fluff pulp is mainly used in the production of diapers and female hygiene products.

Arauco has six plants, five in Chile and one in Argentina, and they have a total production capacity of approximately 3.2 million tons per year. Pulp is sold in more than 39 countries, mainly in Asia and Europe.

Panels

The Panels operating segment produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. In its 15 industrial plants: 3 in Chile, 2 in Argentina, 2 in Brazil, and 8 plants around USA and Canada. The Company has a total annual production capacity of 5.7 million cubic meters of PBO, MDF, Hardboards, plywood and moldings.

Sawn Timber

The Sawn Timber operating segment produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 9 saw mills in operation (8 in Chile and 1 in Argentina), the Company has a production capacity of 2.4 million cubic meters of sawn wood.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Furthermore, the Company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces. These products are sold in more than 36 countries.

Forestry

The Forestry operating segment is Arauco’s core business. It provides raw material for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina and Brazil, reaching 1.6 million hectares, of which 961 thousand hectares are used for plantations, 391 thousand hectares for native forests, 148 thousand hectares for other uses and 60 thousand hectares are to be planted. Arauco’s principal plantations consist of radiata and taeda pine and in lesser degree of eucalyptus. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Additionally, Arauco jointly owns a plantation forestry of 135 thousand hectares in Uruguay through a joint venture with Stora Enso, which is presented under line item “Investment in associates accounted for the equity method” (see Note 15 and 16).

Arauco has no customers representing 10% or more of its revenues.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

A summary of financial information of assets, liabilities, profit or loss for each operating segment for the years ended December 31, 2012, 2011 and 2010 is presented in the tables below:

Year ended December 31, 2012	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from external customers	1,994,399	765,439	156,950	1,331,981	31,533	0	4,280,302	0	4,280,302
Revenues from transactions with other operating segments	45,928	15	981,169	15,308	31,239	0	1,073,659	(1,073,659)	0

Finance income	0	0	0	0	0	17,778	17,778	0	17,778
Finance costs	0	0	0	0	0	(233,703)	(233,703)	0	(233,703)
Net finance costs	0	0	0	0	0	(215,925)	(215,925)	0	(215,925)

Depreciation and amortizations	158,417	22,071	10,201	54,719	4,231	2,742	252,381	0	252,381
Sum of significant income accounts	28,700	0	232,210	59,941	0	0	320,851	0	320,851
Sum of significant expense accounts	0	7,880	3,387	15,639	0	0	26,906	0	26,906

Profit (loss) of each reportable segment	319,497	90,613	68,250	157,152	5,792	(500,833)	140,471	0	140,471

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	0	0	0	0	0	17,947	17,947	0	17,947
Joint ventures	(1,877)	0	(2,803)	(471)	0	1,457	(3,694)	0	(3,694)

Income tax expense	0	0	0	0	0	(171,150)	(171,150)	0	(171,150)

Amounts of additions to non-current assets (*)
Acquisition of property, plant and equipment and biological assets	167,554	40,614	149,210	249,812	486	1,099	608,775	0	608,775
Acquisition and contribution of investments in associates and joint venture	146,221	0	822	256,699	0	13,490	417,232	0	417,232

Geographical information on revenues
Revenue - Chilean entities	1,784,533	699,824	99,302	578,346	758	0	3,162,763	0	3,162,763
Revenue - Foreign entities	209,866	65,615	57,648	753,635	30,775	0	1,117,539	0	1,117,539
Total Ordinary Inco me	1,994,399	765,439	156,950	1,331,981	31,533	0	4,280,302	0	4,280,302

Segment assets	4,292,121	648,727	5,495,698	2,081,583	49,337	1,006,303	13,573,769	(22,583)	13,551,186
Investments accounted through equity method
Associates	0	0	211,881	5,645	0	141,591	359,117	0	359,117
Joint Ventures	339,483	0	326,553	0	0	23,310	689,346	0	689,346
Segment liabilities	187,403	74,458	150,801	273,945	13,409	5,885,411	6,585,427	0	6,585,427

Geographical information on non-current assets (**)
Chile	2,695,193	340,135	3,573,964	469,836	15	273,874	7,353,017	1,048	7,354,065
Foreign countries	834,659	21,228	1,434,819	1,042,327	29,412	135,708	3,498,153	0	3,498,153
Non-current assets, Total	3,529,852	361,363	5,008,783	1,512,163	29,427	409,582	10,851,170	1,048	10,852,218

(*)	Other than financial instruments, deferred tax assets, post-employment benefit assets rights arising under insurance contracts.
(**)	non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and rights arising under insurance contracts

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Year ended December 31, 2011	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from external customers	2,161,214	734,889	164,079	1,289,737	24,576	0	4,374,495	0	4,374,495
Revenues from transactions with other operating segments	37,789	127	938,335	19,629	30,821	0	1,026,701	(1,026,701)	0

Finance income	0	0	0	0	0	24,589	24,589	0	24,589
Finance costs	0	0	0	0	0	(196,356)	(196,356)	0	(196,356)
Net finance costs	0	0	0	0	0	(171,767)	(171,767)	0	(171,767)

Depreciation and amortizations	138,150	19,667	11,255	54,999	3,973	2,692	230,736	0	230,736
Sum of significant income accounts	160,075	110	230,324	3,446	0	0	393,955	0	393,955
Sum of significant expense accounts	16,791	11,701	16,503	12,123	0	0	57,118	0	57,118

Profit (loss) of each reportable segment	819,640	70,188	80,142	123,290	5,785	(478,259)	620,786	0	620,786

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	0	0	0	0	0	(1,012)	(1,012)	0	(1,012)
Joint ventures	740	0	(14,766)	0	0	3,141	(10,885)	0	(10,885)

Income tax expense	0	0	0	0	0	(152,499)	(152,499)	0	(152,499)

Amounts of additions to non-current assets (*)
Acquisition of property, plant and equipment and biological assets	251,607	78,270	173,075	232,613	1,786	956	738,307	0	738,307
Acquisition and contribution of investments in associates and joint venture	162,256	0	256,167	0	0	8,306	426,729	0	426,729

Geographical information on revenues
Revenue - Chilean entities	1,909,154	671,398	96,523	688,730	720	0	3,366,525	0	3,366,525
Revenue - Foreign entities	252,060	63,491	67,556	601,007	23,856	0	1,007,970	0	1,007,970
Total Ordinary Inco me	2,161,214	734,889	164,079	1,289,737	24,576	0	4,374,495	0	4,374,495

Year ended December 31, 2011	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets (***) (****)	4,106,354	573,776	5,499,282	1,584,328	46,379	755,421	12,565,540	(13,362)	12,552,178
Investments accounted through equity method
Associates	0	0	218,972	0	0	120,325	339,297	0	339,297
Joint Ventures	194,551	0	329,357	0	0	23,501	547,409	0	547,409
Segment liabilities (***) (****)	156,973	54,004	134,171	263,375	14,119	4,899,386	5,522,028	0	5,522,028

Geographical information on non-current assets (**)
Chile	2,706,137	285,880	3,545,443	386,112	22	209,920	7,133,514	1,367	7,134,881
Foreign countries	669,833	23,443	1,449,220	667,069	33,435	111,637	2,954,637	0	2,954,637
Non-current assets, Total (***)	3,375,970	309,323	4,994,663	1,053,181	33,457	321,557	10,088,151	1,367	10,089,518

(*)	Other than financial instruments, deferred tax assets, post-employment benefit assets rights arising under insurance contracts.
(**)	non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and rights arising under insurance contracts
(***)	At December 31, 2011 includes revise of ThUS $ 69,806 corresponding to lease contracts. (See Note 5)
(****)	At December 31, 2011 includes revise of ThUS $ 24,650 corresponding to presentation of hedging derivative contracts (See Note 5)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

	12-31-2012	12-31-2011
Current non-financial assets	ThU.S.$	ThU.S.$
Current roads to amortize	69,441	66,667
Prepayment to amortize (insurance y others)	29,591	22,059
Recoverable taxes (Relating to purchases)	100,360	111,782
Other current non financial assets	8,497	6,688
Total	207,889	207,196

Non current non-financial assets	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Non Current roads to amortize	103,026	76,678
Guarantee values	737	3,208
Recoverable taxes (Relating to purchases)	12,457	12,573
Other non current non financial assets	9,034	7,442
Total	125,254	99,901

Current non financial liabilities	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Provision of minimum dividend (1)	47,259	161,707
ICMS tax payable	25,818	18,615
Other tax payable	13,295	31,488
Other Current non financial liabilities	5,857	7,382
Total	92,230	219,192

(1)	Provision includes a minimum dividend of subsidiary minority.

Non current non financial liabilities	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
ICMS tax payable	100,589	120,235
Other non current non financial liabilities	815	4,354
Total	101,404	124,589

NOTE 26. DISTRIBUTABLE NET INCOME AND EARNINGS PER SHARE

Distributable net income

As a general policy, the Board of Directors of Arauco agreed that the net income to be distributed as dividend is determined based on realized gains/(losses), net of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net income during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net income of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net income for the year:

1)	Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to net income when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net income when they are realized through sale.
3)	The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

The following table details the adjustments made for the determination of distributable net income as of December 31, 2012 and 2011 in order to determine the provision of 40% of the distributable net income for each year:

December 31, 2012 Distributable Net Income ThU.S.$
Net income attributable to owners of parent	135,813
Adjustments:
Biological Assets
Unrealized gains/losses	(231,763)
Realized gains/losses	238,846
Deferred income taxes	(11,945)
Effect on the opening balance of biological assets due to change in tax rate	55,043
Total Biological Assets	50,181
Gain from a bargain purchase	(25,148)
Total adjustments	25,033
Distributable Net Income	160,846

December 31, 2011 Distributable Net Income ThU.S.$
Net income attributable to owners of parent	612,553
Adjustments
Biological Assets
Unrealized gains/losses	(229,889)
Realized gains/losses	253,019
Deferred income taxes	(11,770)
Total adjustments	11,360
Distributable Net Income	623,913

The Company expects to maintain its policy of distributing 40% of its net distributable income as dividends for all future fiscal years, but will also consider the alternative of distributing a provisional dividend at year end.

The line Other current non-financial liabilities included in the Consolidated Balance Sheet as of December 31, 2012 in the amount of ThU.S.$92,230, presents a total of ThU.S.$47,019, corresponds to the provision of minimum dividend recorded by the Parent Company for the year 2012, deducting the interim dividend equivalent to ThU.S.$17,321, paid on December 12, 2012.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

Earnings (losses) per share	2012 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$

Profit or loss attributable to ordinary equity holder of parent	135,813	612,553	694,750
Weighted average of number of shares	113,152,446	113,152,446	113,152,446
Basic earnings per share (in US$ per share	1.20	5.41	6.14

NOTE 27. EVENTS AFTER THE REPORTING PERIOD

The authorization for the issuance and publication of these Consolidated Financial Statements for the year ended December 31, 2012 was approved by the Board of Directors of Arauco (the “Board”) at the Extraordinary Session No. 482 held on March 8, 2013.

Subsequent to December 31, 2012 and until the date of issuance of these financial statements, there have been no events that could materially affect the presentation of these financial statements.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: April 29, 2013	By:	/s/ Matías Domeyko Cassel
Name: Matías Domeyko Cassel
Title: Chief Executive Officer